604 page 1/2 15 July 2001 Form 604 Corporations Act 2001 Section 671B Notice of change of interests of substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including those listed in Annexure A) ACN/ARSN (if applicable) N/A There was a change in the interests of the substantial holder on 21 June 2024 The previous notice was given to the company on 8 April 2022 The previous notice was dated 8 April 2022 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) Previous notice Present notice Person's votes Voting power (5) Person’s votes Voting power (5) Ordinary 18,564,679 5.001% 22,353,663 6.022% 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (6) Consideration given in relation to change (7) Class and number of securities affected Person's votes affected See Annexure A 4. Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Nature of relevant interest (6) Class and number of securities Person's votes Vanguard Group Brown Brothers Harriman Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 1,228,246 1,228,246 Vanguard Group BNY Mellon Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 1,424,501 1,424,501 Vanguard Group JP Morgan Chase Bank, N.A. Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 16,092,882 16,092,882 Vanguard Group State Street Bank and Trust Company Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 3,607,048 3,607,048 EXHIBIT 99.3

Vanguard Personalized Indexing Management LLC Various Others Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 986 986 604 page 2/2 15 July 2001 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 6. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA Signature print name Shawn Acker capacity Compliance Manager sign here date 3 July 2024

DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A To Company Rio Tinto Limited ACN/ARSN 004 458 404 Substantial Holder Name Vanguard Group ACN/ARSN N/A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 7-Apr-2022 The Vanguard Group, Inc. BUY 119.43 Ordinary 720 720 7-Apr-2022 The Vanguard Group, Inc. BUY 118.74 Ordinary 67 67 7-Apr-2022 The Vanguard Group, Inc. BUY 119.14 Ordinary 3,272 3,272 7-Apr-2022 The Vanguard Group, Inc. BUY 118.74 Ordinary 3,760 3,760 7-Apr-2022 The Vanguard Group, Inc. BUY 118.74 Ordinary 1,043 1,043 8-Apr-2022 The Vanguard Group, Inc. BUY 119.97 Ordinary 584 584 8-Apr-2022 The Vanguard Group, Inc. BUY 119.73 Ordinary 2,233 2,233 8-Apr-2022 The Vanguard Group, Inc. BUY 119.97 Ordinary 2,388 2,388 8-Apr-2022 The Vanguard Group, Inc. BUY 119.97 Ordinary 844 844 11-Apr-2022 The Vanguard Group, Inc. BUY 117.50 Ordinary 178 178 12-Apr-2022 The Vanguard Group, Inc. BUY 118.25 Ordinary 2,382 2,382 12-Apr-2022 The Vanguard Group, Inc. BUY 118.25 Ordinary 3,970 3,970 12-Apr-2022 The Vanguard Group, Inc. BUY 118.25 Ordinary 420 420 12-Apr-2022 The Vanguard Group, Inc. BUY 118.09 Ordinary 358 358 13-Apr-2022 The Vanguard Group, Inc. BUY 119.73 Ordinary 12,840 12,840 14-Apr-2022 The Vanguard Group, Inc. BUY 122.10 Ordinary 4,516 4,516 19-Apr-2022 The Vanguard Group, Inc. SELL 122.61 Ordinary (1,352) (1,352) 19-Apr-2022 The Vanguard Group, Inc. BUY 122.79 Ordinary 2,798 2,798 19-Apr-2022 The Vanguard Group, Inc. BUY 122.79 Ordinary 6,140 6,140 19-Apr-2022 The Vanguard Group, Inc. BUY 122.61 Ordinary 844 844 19-Apr-2022 The Vanguard Group, Inc. BUY 121.66 Ordinary 178 178 20-Apr-2022 The Vanguard Group, Inc. BUY 119.58 Ordinary 6,957 6,957 20-Apr-2022 The Vanguard Group, Inc. BUY 118.94 Ordinary 422 422 20-Apr-2022 The Vanguard Group, Inc. BUY 118.30 Ordinary 357 357 20-Apr-2022 The Vanguard Group, Inc. BUY 118.30 Ordinary 177 177 21-Apr-2022 The Vanguard Group, Inc. BUY 116.36 Ordinary 10,365 10,365 21-Apr-2022 The Vanguard Group, Inc. SELL 117.90 Ordinary (356) (356) 22-Apr-2022 The Vanguard Group, Inc. BUY 113.60 Ordinary 843 843 22-Apr-2022 The Vanguard Group, Inc. BUY 112.67 Ordinary 636 636 22-Apr-2022 The Vanguard Group, Inc. BUY 112.67 Ordinary 3,080 3,080 22-Apr-2022 The Vanguard Group, Inc. BUY 112.67 Ordinary 11,652 11,652 22-Apr-2022 The Vanguard Group, Inc. SELL 112.01 Ordinary (227) (227) 22-Apr-2022 The Vanguard Group, Inc. BUY 113.60 Ordinary 356 356 26-Apr-2022 The Vanguard Group, Inc. BUY 108.76 Ordinary 107 107 26-Apr-2022 The Vanguard Group, Inc. BUY 109.87 Ordinary 4,657 4,657 26-Apr-2022 The Vanguard Group, Inc. BUY 108.76 Ordinary 15,173 15,173 26-Apr-2022 The Vanguard Group, Inc. BUY 108.76 Ordinary 358 358 26-Apr-2022 The Vanguard Group, Inc. BUY 108.76 Ordinary 720 720 27-Apr-2022 The Vanguard Group, Inc. BUY 108.59 Ordinary 7,008 7,008 27-Apr-2022 The Vanguard Group, Inc. BUY 109.47 Ordinary 912 912 28-Apr-2022 The Vanguard Group, Inc. BUY 112.80 Ordinary 5,771 5,771 28-Apr-2022 The Vanguard Group, Inc. BUY 112.80 Ordinary 661 661 28-Apr-2022 The Vanguard Group, Inc. BUY 111.36 Ordinary 2,659 2,659 28-Apr-2022 The Vanguard Group, Inc. BUY 111.36 Ordinary 10,175 10,175 28-Apr-2022 The Vanguard Group, Inc. BUY 112.80 Ordinary 580 580 28-Apr-2022 The Vanguard Group, Inc. BUY 113.22 Ordinary 422 422 28-Apr-2022 The Vanguard Group, Inc. BUY 113.22 Ordinary 633 633 28-Apr-2022 The Vanguard Group, Inc. BUY 112.80 Ordinary 724 724 29-Apr-2022 The Vanguard Group, Inc. BUY 112.83 Ordinary 661 661 29-Apr-2022 The Vanguard Group, Inc. BUY 112.83 Ordinary 4,667 4,667 29-Apr-2022 The Vanguard Group, Inc. BUY 112.83 Ordinary 19 19 29-Apr-2022 The Vanguard Group, Inc. BUY 112.65 Ordinary 5,170 5,170 29-Apr-2022 The Vanguard Group, Inc. SELL 112.83 Ordinary (3,213) (3,213) 29-Apr-2022 The Vanguard Group, Inc. BUY 112.83 Ordinary 146 146 2-May-2022 The Vanguard Group, Inc. SELL 113.07 Ordinary (478) (478) 2-May-2022 The Vanguard Group, Inc. BUY 112.97 Ordinary 4,396 4,396 2-May-2022 The Vanguard Group, Inc. BUY 113.59 Ordinary 178 178 3-May-2022 The Vanguard Group, Inc. BUY 111.85 Ordinary 720 720 4-May-2022 The Vanguard Group, Inc. BUY 112.44 Ordinary 3,081 3,081 4-May-2022 The Vanguard Group, Inc. BUY 111.63 Ordinary 1,014 1,014 4-May-2022 The Vanguard Group, Inc. BUY 111.63 Ordinary 1,140 1,140 4-May-2022 The Vanguard Group, Inc. BUY 112.44 Ordinary 5,477 5,477 4-May-2022 The Vanguard Group, Inc. BUY 111.11 Ordinary 145 145 4-May-2022 The Vanguard Group, Inc. BUY 111.11 Ordinary 181 181 5-May-2022 The Vanguard Group, Inc. BUY 111.60 Ordinary 3,106 3,106 Page 1 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 5-May-2022 The Vanguard Group, Inc. BUY 109.40 Ordinary 636 636 5-May-2022 The Vanguard Group, Inc. BUY 111.58 Ordinary 145 145 6-May-2022 The Vanguard Group, Inc. BUY 109.26 Ordinary 659 659 6-May-2022 The Vanguard Group, Inc. BUY 108.67 Ordinary 6,568 6,568 6-May-2022 The Vanguard Group, Inc. BUY 108.26 Ordinary 636 636 9-May-2022 The Vanguard Group, Inc. BUY 107.99 Ordinary 4,597 4,597 9-May-2022 The Vanguard Group, Inc. BUY 105.28 Ordinary 424 424 9-May-2022 The Vanguard Group, Inc. BUY 106.80 Ordinary 179 179 10-May-2022 The Vanguard Group, Inc. BUY 102.97 Ordinary 7,570 7,570 10-May-2022 The Vanguard Group, Inc. BUY 101.23 Ordinary 10,467 10,467 10-May-2022 The Vanguard Group, Inc. BUY 101.23 Ordinary 5,740 5,740 10-May-2022 The Vanguard Group, Inc. BUY 101.23 Ordinary 1,765 1,765 10-May-2022 The Vanguard Group, Inc. BUY 102.97 Ordinary 268 268 10-May-2022 The Vanguard Group, Inc. BUY 102.97 Ordinary 762 762 11-May-2022 The Vanguard Group, Inc. BUY 103.55 Ordinary 4,783 4,783 11-May-2022 The Vanguard Group, Inc. BUY 105.64 Ordinary 298 298 11-May-2022 The Vanguard Group, Inc. BUY 105.73 Ordinary 424 424 11-May-2022 The Vanguard Group, Inc. BUY 103.55 Ordinary 370 370 11-May-2022 The Vanguard Group, Inc. BUY 105.64 Ordinary 145 145 11-May-2022 The Vanguard Group, Inc. BUY 105.64 Ordinary 180 180 12-May-2022 The Vanguard Group, Inc. BUY 106.10 Ordinary 6,480 6,480 12-May-2022 The Vanguard Group, Inc. BUY 103.03 Ordinary 760 760 12-May-2022 The Vanguard Group, Inc. BUY 103.03 Ordinary 426 426 12-May-2022 The Vanguard Group, Inc. BUY 103.03 Ordinary 852 852 12-May-2022 The Vanguard Group, Inc. BUY 103.43 Ordinary 145 145 12-May-2022 The Vanguard Group, Inc. BUY 103.43 Ordinary 134 134 13-May-2022 The Vanguard Group, Inc. BUY 104.79 Ordinary 6,625 6,625 16-May-2022 The Vanguard Group, Inc. BUY 107.40 Ordinary 381 381 16-May-2022 The Vanguard Group, Inc. BUY 104.40 Ordinary 5,633 5,633 16-May-2022 The Vanguard Group, Inc. BUY 104.40 Ordinary 179 179 17-May-2022 The Vanguard Group, Inc. BUY 106.33 Ordinary 4,048 4,048 18-May-2022 The Vanguard Group, Inc. BUY 108.86 Ordinary 2,868 2,868 18-May-2022 The Vanguard Group, Inc. BUY 108.86 Ordinary 2,797 2,797 18-May-2022 The Vanguard Group, Inc. BUY 107.94 Ordinary 424 424 18-May-2022 The Vanguard Group, Inc. BUY 108.86 Ordinary 266 266 19-May-2022 The Vanguard Group, Inc. BUY 106.75 Ordinary 796 796 19-May-2022 The Vanguard Group, Inc. BUY 106.75 Ordinary 976 976 19-May-2022 The Vanguard Group, Inc. BUY 107.50 Ordinary 720 720 19-May-2022 The Vanguard Group, Inc. BUY 107.50 Ordinary 1,352 1,352 19-May-2022 The Vanguard Group, Inc. BUY 107.50 Ordinary 1,140 1,140 19-May-2022 The Vanguard Group, Inc. BUY 107.50 Ordinary 424 424 19-May-2022 The Vanguard Group, Inc. BUY 107.50 Ordinary 424 424 19-May-2022 The Vanguard Group, Inc. BUY 106.03 Ordinary 5,578 5,578 19-May-2022 The Vanguard Group, Inc. BUY 106.75 Ordinary 180 180 20-May-2022 The Vanguard Group, Inc. BUY 108.35 Ordinary 9,390 9,390 23-May-2022 The Vanguard Group, Inc. BUY 109.50 Ordinary 145 145 24-May-2022 The Vanguard Group, Inc. BUY 110.47 Ordinary 4,380 4,380 24-May-2022 The Vanguard Group, Inc. BUY 110.40 Ordinary 639 639 25-May-2022 The Vanguard Group, Inc. BUY 111.62 Ordinary 2,130 2,130 25-May-2022 The Vanguard Group, Inc. BUY 111.62 Ordinary 639 639 25-May-2022 The Vanguard Group, Inc. BUY 111.62 Ordinary 426 426 25-May-2022 The Vanguard Group, Inc. BUY 111.96 Ordinary 182 182 26-May-2022 The Vanguard Group, Inc. BUY 111.45 Ordinary 976 976 26-May-2022 The Vanguard Group, Inc. BUY 111.45 Ordinary 426 426 27-May-2022 The Vanguard Group, Inc. BUY 113.39 Ordinary 149 149 27-May-2022 The Vanguard Group, Inc. BUY 113.39 Ordinary 180 180 30-May-2022 The Vanguard Group, Inc. BUY 114.28 Ordinary 1,724 1,724 30-May-2022 The Vanguard Group, Inc. BUY 114.28 Ordinary 4,766 4,766 30-May-2022 The Vanguard Group, Inc. BUY 114.28 Ordinary 6,104 6,104 31-May-2022 The Vanguard Group, Inc. SELL 114.45 Ordinary (1,158) (1,158) 1-Jun-2022 The Vanguard Group, Inc. BUY 114.91 Ordinary 1,113 1,113 2-Jun-2022 The Vanguard Group, Inc. BUY 113.01 Ordinary 107 107 2-Jun-2022 The Vanguard Group, Inc. BUY 115.28 Ordinary 972 972 2-Jun-2022 The Vanguard Group, Inc. BUY 114.11 Ordinary 5,291 5,291 2-Jun-2022 The Vanguard Group, Inc. BUY 115.28 Ordinary 1,520 1,520 2-Jun-2022 The Vanguard Group, Inc. BUY 114.11 Ordinary 375 375 2-Jun-2022 The Vanguard Group, Inc. BUY 115.28 Ordinary 426 426 2-Jun-2022 The Vanguard Group, Inc. SELL 114.05 Ordinary (864) (864) 2-Jun-2022 The Vanguard Group, Inc. BUY 113.01 Ordinary 179 179 3-Jun-2022 The Vanguard Group, Inc. BUY 115.96 Ordinary 639 639 3-Jun-2022 The Vanguard Group, Inc. BUY 116.03 Ordinary 150 150 Page 2 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 3-Jun-2022 The Vanguard Group, Inc. BUY 116.03 Ordinary 179 179 7-Jun-2022 The Vanguard Group, Inc. BUY 116.55 Ordinary 180 180 8-Jun-2022 The Vanguard Group, Inc. SELL 118.92 Ordinary (20,807) (20,807) 8-Jun-2022 The Vanguard Group, Inc. BUY 118.92 Ordinary 733 733 8-Jun-2022 The Vanguard Group, Inc. BUY 118.92 Ordinary 417 417 8-Jun-2022 The Vanguard Group, Inc. BUY 118.92 Ordinary 142 142 10-Jun-2022 The Vanguard Group, Inc. BUY 115.90 Ordinary 534 534 13-Jun-2022 The Vanguard Group, Inc. BUY 106.25 Ordinary 639 639 13-Jun-2022 The Vanguard Group, Inc. BUY 106.25 Ordinary 639 639 14-Jun-2022 The Vanguard Group, Inc. SELL 110.75 Ordinary (155) (155) 14-Jun-2022 The Vanguard Group, Inc. BUY 111.05 Ordinary 733 733 14-Jun-2022 The Vanguard Group, Inc. BUY 111.05 Ordinary 147 147 14-Jun-2022 The Vanguard Group, Inc. BUY 111.05 Ordinary 149 149 14-Jun-2022 The Vanguard Group, Inc. BUY 111.05 Ordinary 716 716 15-Jun-2022 The Vanguard Group, Inc. SELL 110.96 Ordinary (12,675) (12,675) 15-Jun-2022 The Vanguard Group, Inc. BUY 110.96 Ordinary 152 152 16-Jun-2022 The Vanguard Group, Inc. BUY 108.84 Ordinary 1,278 1,278 17-Jun-2022 The Vanguard Group, Inc. SELL 107.02 Ordinary (901) (901) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.43 Ordinary (1) (1) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.02 Ordinary (21,179) (21,179) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.43 Ordinary (9) (9) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.02 Ordinary (4,692) (4,692) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.43 Ordinary (2) (2) 17-Jun-2022 The Vanguard Group, Inc. BUY 107.01 Ordinary 24 24 17-Jun-2022 The Vanguard Group, Inc. SELL 107.02 Ordinary (12,969) (12,969) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.43 Ordinary (5) (5) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.02 Ordinary (8,950) (8,950) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.43 Ordinary (2) (2) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.02 Ordinary (3,585) (3,585) 17-Jun-2022 The Vanguard Group, Inc. SELL 107.43 Ordinary (1) (1) 20-Jun-2022 The Vanguard Group, Inc. SELL 101.59 Ordinary (14,400) (14,400) 20-Jun-2022 The Vanguard Group, Inc. BUY 101.59 Ordinary 656 656 21-Jun-2022 The Vanguard Group, Inc. BUY 103.90 Ordinary 310 310 21-Jun-2022 The Vanguard Group, Inc. BUY 103.90 Ordinary 155 155 22-Jun-2022 The Vanguard Group, Inc. BUY 104.50 Ordinary 141 141 24-Jun-2022 The Vanguard Group, Inc. BUY 103.55 Ordinary 1,168 1,168 24-Jun-2022 The Vanguard Group, Inc. BUY 101.40 Ordinary 152 152 24-Jun-2022 The Vanguard Group, Inc. BUY 101.40 Ordinary 318 318 27-Jun-2022 The Vanguard Group, Inc. BUY 103.81 Ordinary 420 420 27-Jun-2022 The Vanguard Group, Inc. BUY 103.81 Ordinary 944 944 28-Jun-2022 The Vanguard Group, Inc. BUY 106.13 Ordinary 2,358 2,358 28-Jun-2022 The Vanguard Group, Inc. BUY 106.92 Ordinary 4,819 4,819 28-Jun-2022 The Vanguard Group, Inc. BUY 104.60 Ordinary 490 490 28-Jun-2022 The Vanguard Group, Inc. BUY 106.92 Ordinary 4,261 4,261 28-Jun-2022 The Vanguard Group, Inc. BUY 106.92 Ordinary 513 513 28-Jun-2022 The Vanguard Group, Inc. BUY 106.92 Ordinary 154 154 28-Jun-2022 The Vanguard Group, Inc. BUY 106.92 Ordinary 364 364 29-Jun-2022 The Vanguard Group, Inc. BUY 106.23 Ordinary 652 652 29-Jun-2022 The Vanguard Group, Inc. BUY 105.81 Ordinary 472 472 29-Jun-2022 The Vanguard Group, Inc. BUY 106.11 Ordinary 4,498 4,498 29-Jun-2022 The Vanguard Group, Inc. SELL 106.38 Ordinary (528) (528) 29-Jun-2022 The Vanguard Group, Inc. BUY 105.81 Ordinary 630 630 29-Jun-2022 The Vanguard Group, Inc. BUY 105.81 Ordinary 840 840 29-Jun-2022 The Vanguard Group, Inc. BUY 106.11 Ordinary 6,058 6,058 29-Jun-2022 The Vanguard Group, Inc. BUY 106.23 Ordinary 152 152 29-Jun-2022 The Vanguard Group, Inc. BUY 106.23 Ordinary 362 362 30-Jun-2022 The Vanguard Group, Inc. BUY 103.35 Ordinary 1,970 1,970 30-Jun-2022 The Vanguard Group, Inc. BUY 103.35 Ordinary 6,620 6,620 30-Jun-2022 The Vanguard Group, Inc. BUY 103.35 Ordinary 4,965 4,965 30-Jun-2022 The Vanguard Group, Inc. BUY 103.35 Ordinary 1,655 1,655 30-Jun-2022 The Vanguard Group, Inc. SELL 102.70 Ordinary (62) (62) 30-Jun-2022 The Vanguard Group, Inc. SELL 102.70 Ordinary (300) (300) 1-Jul-2022 The Vanguard Group, Inc. BUY 102.07 Ordinary 4,728 4,728 1-Jul-2022 The Vanguard Group, Inc. BUY 102.07 Ordinary 4,092 4,092 1-Jul-2022 The Vanguard Group, Inc. BUY 102.07 Ordinary 1,460 1,460 5-Jul-2022 The Vanguard Group, Inc. BUY 98.55 Ordinary 2,364 2,364 5-Jul-2022 The Vanguard Group, Inc. BUY 98.55 Ordinary 2,704 2,704 5-Jul-2022 The Vanguard Group, Inc. BUY 100.78 Ordinary 179 179 5-Jul-2022 The Vanguard Group, Inc. BUY 100.78 Ordinary 358 358 6-Jul-2022 The Vanguard Group, Inc. BUY 93.37 Ordinary 1,086 1,086 6-Jul-2022 The Vanguard Group, Inc. BUY 94.15 Ordinary 858 858 Page 3 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 6-Jul-2022 The Vanguard Group, Inc. BUY 94.15 Ordinary 1,008 1,008 6-Jul-2022 The Vanguard Group, Inc. BUY 94.15 Ordinary 1,606 1,606 6-Jul-2022 The Vanguard Group, Inc. BUY 97.20 Ordinary 5,736 5,736 6-Jul-2022 The Vanguard Group, Inc. BUY 93.37 Ordinary 322 322 6-Jul-2022 The Vanguard Group, Inc. BUY 93.37 Ordinary 362 362 7-Jul-2022 The Vanguard Group, Inc. BUY 96.31 Ordinary 2,254 2,254 7-Jul-2022 The Vanguard Group, Inc. BUY 98.64 Ordinary 2,350 2,350 7-Jul-2022 The Vanguard Group, Inc. BUY 97.18 Ordinary 100 100 7-Jul-2022 The Vanguard Group, Inc. BUY 96.31 Ordinary 6,765 6,765 8-Jul-2022 The Vanguard Group, Inc. BUY 97.99 Ordinary 1,332 1,332 8-Jul-2022 The Vanguard Group, Inc. BUY 99.53 Ordinary 4,786 4,786 11-Jul-2022 The Vanguard Group, Inc. BUY 96.08 Ordinary 6,872 6,872 12-Jul-2022 The Vanguard Group, Inc. BUY 96.02 Ordinary 1,970 1,970 12-Jul-2022 The Vanguard Group, Inc. BUY 96.02 Ordinary 14,652 14,652 12-Jul-2022 The Vanguard Group, Inc. BUY 95.57 Ordinary 8,387 8,387 12-Jul-2022 The Vanguard Group, Inc. BUY 96.02 Ordinary 1,460 1,460 12-Jul-2022 The Vanguard Group, Inc. BUY 95.57 Ordinary 6,789 6,789 12-Jul-2022 The Vanguard Group, Inc. BUY 96.02 Ordinary 630 630 13-Jul-2022 The Vanguard Group, Inc. BUY 94.39 Ordinary 3,910 3,910 13-Jul-2022 The Vanguard Group, Inc. BUY 94.10 Ordinary 650 650 13-Jul-2022 The Vanguard Group, Inc. BUY 94.41 Ordinary 420 420 14-Jul-2022 The Vanguard Group, Inc. BUY 93.93 Ordinary 420 420 14-Jul-2022 The Vanguard Group, Inc. BUY 96.01 Ordinary 156 156 15-Jul-2022 The Vanguard Group, Inc. BUY 94.31 Ordinary 2,751 2,751 15-Jul-2022 The Vanguard Group, Inc. BUY 93.27 Ordinary 13,743 13,743 19-Jul-2022 The Vanguard Group, Inc. SELL 96.67 Ordinary (10,677) (10,677) 19-Jul-2022 The Vanguard Group, Inc. BUY 95.80 Ordinary 4,004 4,004 19-Jul-2022 The Vanguard Group, Inc. BUY 95.71 Ordinary 656 656 19-Jul-2022 The Vanguard Group, Inc. BUY 96.67 Ordinary 420 420 19-Jul-2022 The Vanguard Group, Inc. BUY 96.67 Ordinary 630 630 20-Jul-2022 The Vanguard Group, Inc. BUY 96.78 Ordinary 999 999 20-Jul-2022 The Vanguard Group, Inc. BUY 97.61 Ordinary 3,957 3,957 20-Jul-2022 The Vanguard Group, Inc. BUY 97.80 Ordinary 5,786 5,786 20-Jul-2022 The Vanguard Group, Inc. BUY 97.61 Ordinary 9,625 9,625 20-Jul-2022 The Vanguard Group, Inc. BUY 97.61 Ordinary 5,034 5,034 21-Jul-2022 The Vanguard Group, Inc. BUY 96.59 Ordinary 5,257 5,257 21-Jul-2022 The Vanguard Group, Inc. BUY 96.59 Ordinary 6,011 6,011 22-Jul-2022 The Vanguard Group, Inc. BUY 96.26 Ordinary 6,769 6,769 22-Jul-2022 The Vanguard Group, Inc. BUY 95.37 Ordinary 4,850 4,850 25-Jul-2022 The Vanguard Group, Inc. BUY 97.11 Ordinary 8,922 8,922 25-Jul-2022 The Vanguard Group, Inc. SELL 97.14 Ordinary (1,086) (1,086) 26-Jul-2022 The Vanguard Group, Inc. BUY 98.96 Ordinary 426 426 26-Jul-2022 The Vanguard Group, Inc. BUY 98.00 Ordinary 146 146 26-Jul-2022 The Vanguard Group, Inc. BUY 98.68 Ordinary 8,735 8,735 26-Jul-2022 The Vanguard Group, Inc. SELL 98.96 Ordinary (1,288) (1,288) 27-Jul-2022 The Vanguard Group, Inc. BUY 98.20 Ordinary 3,950 3,950 27-Jul-2022 The Vanguard Group, Inc. BUY 98.20 Ordinary 630 630 28-Jul-2022 The Vanguard Group, Inc. BUY 97.70 Ordinary 651 651 28-Jul-2022 The Vanguard Group, Inc. BUY 97.91 Ordinary 1,975 1,975 28-Jul-2022 The Vanguard Group, Inc. BUY 97.47 Ordinary 1,605 1,605 29-Jul-2022 The Vanguard Group, Inc. BUY 98.52 Ordinary 5,749 5,749 1-Aug-2022 The Vanguard Group, Inc. BUY 98.73 Ordinary 1,190 1,190 1-Aug-2022 The Vanguard Group, Inc. BUY 98.86 Ordinary 3,741 3,741 2-Aug-2022 The Vanguard Group, Inc. BUY 97.30 Ordinary 324 324 3-Aug-2022 The Vanguard Group, Inc. BUY 96.73 Ordinary 2,993 2,993 3-Aug-2022 The Vanguard Group, Inc. BUY 97.25 Ordinary 2,997 2,997 3-Aug-2022 The Vanguard Group, Inc. BUY 97.25 Ordinary 999 999 4-Aug-2022 The Vanguard Group, Inc. BUY 95.30 Ordinary 732 732 4-Aug-2022 The Vanguard Group, Inc. BUY 95.89 Ordinary 1,182 1,182 4-Aug-2022 The Vanguard Group, Inc. BUY 95.89 Ordinary 999 999 4-Aug-2022 The Vanguard Group, Inc. BUY 95.30 Ordinary 93 93 4-Aug-2022 The Vanguard Group, Inc. BUY 95.51 Ordinary 3,712 3,712 4-Aug-2022 The Vanguard Group, Inc. BUY 95.89 Ordinary 1,752 1,752 4-Aug-2022 The Vanguard Group, Inc. BUY 95.30 Ordinary 322 322 5-Aug-2022 The Vanguard Group, Inc. SELL 97.74 Ordinary (546) (546) 8-Aug-2022 The Vanguard Group, Inc. BUY 98.77 Ordinary 3,209 3,209 8-Aug-2022 The Vanguard Group, Inc. BUY 98.77 Ordinary 1,508 1,508 8-Aug-2022 The Vanguard Group, Inc. BUY 99.75 Ordinary 211 211 8-Aug-2022 The Vanguard Group, Inc. BUY 99.57 Ordinary 154 154 9-Aug-2022 The Vanguard Group, Inc. BUY 99.39 Ordinary 679 679 9-Aug-2022 The Vanguard Group, Inc. BUY 99.37 Ordinary 6,333 6,333 Page 4 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 10-Aug-2022 The Vanguard Group, Inc. BUY 100.44 Ordinary 948 948 10-Aug-2022 The Vanguard Group, Inc. BUY 99.71 Ordinary 3,814 3,814 10-Aug-2022 The Vanguard Group, Inc. BUY 100.44 Ordinary 2,765 2,765 10-Aug-2022 The Vanguard Group, Inc. BUY 100.44 Ordinary 1,975 1,975 10-Aug-2022 The Vanguard Group, Inc. BUY 100.44 Ordinary 2,370 2,370 10-Aug-2022 The Vanguard Group, Inc. BUY 100.44 Ordinary 4,740 4,740 10-Aug-2022 The Vanguard Group, Inc. BUY 99.18 Ordinary 4,019 4,019 10-Aug-2022 The Vanguard Group, Inc. BUY 100.44 Ordinary 3,650 3,650 10-Aug-2022 The Vanguard Group, Inc. BUY 100.44 Ordinary 1,266 1,266 10-Aug-2022 The Vanguard Group, Inc. BUY 99.18 Ordinary 158 158 11-Aug-2022 The Vanguard Group, Inc. BUY 95.28 Ordinary 3,609 3,609 11-Aug-2022 The Vanguard Group, Inc. BUY 95.28 Ordinary 5,168 5,168 11-Aug-2022 The Vanguard Group, Inc. BUY 95.00 Ordinary 422 422 12-Aug-2022 The Vanguard Group, Inc. BUY 95.41 Ordinary 295 295 16-Aug-2022 The Vanguard Group, Inc. BUY 96.08 Ordinary 1,580 1,580 17-Aug-2022 The Vanguard Group, Inc. BUY 96.61 Ordinary 3,843 3,843 18-Aug-2022 The Vanguard Group, Inc. SELL 96.37 Ordinary (461) (461) 18-Aug-2022 The Vanguard Group, Inc. BUY 97.39 Ordinary 940 940 18-Aug-2022 The Vanguard Group, Inc. BUY 96.37 Ordinary 1,486 1,486 18-Aug-2022 The Vanguard Group, Inc. BUY 97.10 Ordinary 326 326 19-Aug-2022 The Vanguard Group, Inc. BUY 97.60 Ordinary 2,914 2,914 19-Aug-2022 The Vanguard Group, Inc. BUY 98.12 Ordinary 234 234 22-Aug-2022 The Vanguard Group, Inc. BUY 97.89 Ordinary 3,160 3,160 22-Aug-2022 The Vanguard Group, Inc. BUY 96.48 Ordinary 5,793 5,793 23-Aug-2022 The Vanguard Group, Inc. BUY 98.42 Ordinary 1,975 1,975 24-Aug-2022 The Vanguard Group, Inc. BUY 97.54 Ordinary 1,095 1,095 24-Aug-2022 The Vanguard Group, Inc. BUY 97.10 Ordinary 4,446 4,446 25-Aug-2022 The Vanguard Group, Inc. BUY 97.10 Ordinary 5,468 5,468 26-Aug-2022 The Vanguard Group, Inc. BUY 98.13 Ordinary 4,469 4,469 29-Aug-2022 The Vanguard Group, Inc. BUY 96.89 Ordinary 1,975 1,975 29-Aug-2022 The Vanguard Group, Inc. BUY 96.89 Ordinary 639 639 31-Aug-2022 The Vanguard Group, Inc. BUY 94.50 Ordinary 1,066 1,066 31-Aug-2022 The Vanguard Group, Inc. BUY 94.50 Ordinary 678 678 31-Aug-2022 The Vanguard Group, Inc. BUY 94.50 Ordinary 815 815 31-Aug-2022 The Vanguard Group, Inc. BUY 94.50 Ordinary 6,262 6,262 1-Sep-2022 The Vanguard Group, Inc. BUY 92.52 Ordinary 653 653 1-Sep-2022 The Vanguard Group, Inc. BUY 93.65 Ordinary 4,573 4,573 1-Sep-2022 The Vanguard Group, Inc. BUY 91.91 Ordinary 852 852 1-Sep-2022 The Vanguard Group, Inc. BUY 92.52 Ordinary 1,440 1,440 2-Sep-2022 The Vanguard Group, Inc. SELL 90.19 Ordinary (138) (138) 2-Sep-2022 The Vanguard Group, Inc. BUY 90.80 Ordinary 2,772 2,772 2-Sep-2022 The Vanguard Group, Inc. BUY 90.80 Ordinary 1,980 1,980 2-Sep-2022 The Vanguard Group, Inc. BUY 90.52 Ordinary 3,862 3,862 2-Sep-2022 The Vanguard Group, Inc. BUY 90.80 Ordinary 1,278 1,278 5-Sep-2022 The Vanguard Group, Inc. BUY 91.55 Ordinary 4,004 4,004 5-Sep-2022 The Vanguard Group, Inc. BUY 91.55 Ordinary 4,781 4,781 6-Sep-2022 The Vanguard Group, Inc. BUY 90.80 Ordinary 111 111 6-Sep-2022 The Vanguard Group, Inc. BUY 89.97 Ordinary 426 426 6-Sep-2022 The Vanguard Group, Inc. BUY 90.80 Ordinary 296 296 7-Sep-2022 The Vanguard Group, Inc. BUY 89.32 Ordinary 1,500 1,500 7-Sep-2022 The Vanguard Group, Inc. BUY 89.32 Ordinary 3,000 3,000 7-Sep-2022 The Vanguard Group, Inc. BUY 90.55 Ordinary 5,588 5,588 8-Sep-2022 The Vanguard Group, Inc. BUY 91.86 Ordinary 222 222 8-Sep-2022 The Vanguard Group, Inc. BUY 91.03 Ordinary 4,896 4,896 8-Sep-2022 The Vanguard Group, Inc. BUY 91.03 Ordinary 5,919 5,919 8-Sep-2022 The Vanguard Group, Inc. BUY 91.86 Ordinary 137 137 9-Sep-2022 The Vanguard Group, Inc. BUY 95.78 Ordinary 1,980 1,980 9-Sep-2022 The Vanguard Group, Inc. BUY 94.36 Ordinary 298 298 12-Sep-2022 The Vanguard Group, Inc. BUY 96.54 Ordinary 3,168 3,168 12-Sep-2022 The Vanguard Group, Inc. BUY 96.54 Ordinary 1,425 1,425 13-Sep-2022 The Vanguard Group, Inc. BUY 94.62 Ordinary 1,275 1,275 14-Sep-2022 The Vanguard Group, Inc. SELL 94.83 Ordinary (18,724) (18,724) 15-Sep-2022 The Vanguard Group, Inc. BUY 94.64 Ordinary 143 143 16-Sep-2022 The Vanguard Group, Inc. BUY 92.45 Ordinary 404 404 16-Sep-2022 The Vanguard Group, Inc. BUY 92.45 Ordinary 4,856 4,856 16-Sep-2022 The Vanguard Group, Inc. BUY 92.45 Ordinary 39 39 16-Sep-2022 The Vanguard Group, Inc. SELL 92.45 Ordinary (22,847) (22,847) 16-Sep-2022 The Vanguard Group, Inc. SELL 92.45 Ordinary (8,395) (8,395) 16-Sep-2022 The Vanguard Group, Inc. BUY 92.56 Ordinary 426 426 16-Sep-2022 The Vanguard Group, Inc. BUY 92.45 Ordinary 2,452 2,452 16-Sep-2022 The Vanguard Group, Inc. BUY 92.45 Ordinary 304 304 Page 5 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Sep-2022 The Vanguard Group, Inc. SELL 92.45 Ordinary (1,161) (1,161) 16-Sep-2022 The Vanguard Group, Inc. BUY 92.45 Ordinary 356 356 19-Sep-2022 The Vanguard Group, Inc. BUY 93.40 Ordinary 1,065 1,065 19-Sep-2022 The Vanguard Group, Inc. BUY 93.40 Ordinary 422 422 20-Sep-2022 The Vanguard Group, Inc. BUY 93.76 Ordinary 9,305 9,305 21-Sep-2022 The Vanguard Group, Inc. BUY 91.05 Ordinary 2,364 2,364 21-Sep-2022 The Vanguard Group, Inc. BUY 93.10 Ordinary 4,038 4,038 21-Sep-2022 The Vanguard Group, Inc. BUY 91.23 Ordinary 471 471 22-Sep-2022 The Vanguard Group, Inc. BUY 90.95 Ordinary 633 633 23-Sep-2022 The Vanguard Group, Inc. BUY 93.00 Ordinary 986 986 23-Sep-2022 The Vanguard Group, Inc. BUY 93.65 Ordinary 9,200 9,200 23-Sep-2022 The Vanguard Group, Inc. BUY 93.65 Ordinary 750 750 23-Sep-2022 The Vanguard Group, Inc. BUY 93.00 Ordinary 302 302 26-Sep-2022 The Vanguard Group, Inc. BUY 87.78 Ordinary 5,697 5,697 26-Sep-2022 The Vanguard Group, Inc. BUY 87.78 Ordinary 653 653 26-Sep-2022 The Vanguard Group, Inc. BUY 88.52 Ordinary 665 665 26-Sep-2022 The Vanguard Group, Inc. BUY 88.52 Ordinary 3,152 3,152 26-Sep-2022 The Vanguard Group, Inc. BUY 88.52 Ordinary 1,065 1,065 26-Sep-2022 The Vanguard Group, Inc. BUY 87.78 Ordinary 150 150 26-Sep-2022 The Vanguard Group, Inc. BUY 87.78 Ordinary 310 310 26-Sep-2022 The Vanguard Group, Inc. BUY 87.78 Ordinary 531 531 27-Sep-2022 The Vanguard Group, Inc. BUY 90.39 Ordinary 114 114 27-Sep-2022 The Vanguard Group, Inc. SELL 88.90 Ordinary (327) (327) 27-Sep-2022 The Vanguard Group, Inc. BUY 89.60 Ordinary 948 948 27-Sep-2022 The Vanguard Group, Inc. BUY 89.60 Ordinary 213 213 27-Sep-2022 The Vanguard Group, Inc. BUY 89.73 Ordinary 22,737 22,737 27-Sep-2022 The Vanguard Group, Inc. BUY 90.39 Ordinary 142 142 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 1,878 1,878 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 7,197 7,197 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 1,978 1,978 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 4,387 4,387 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 5,525 5,525 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 779 779 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 292 292 28-Sep-2022 The Vanguard Group, Inc. BUY 90.00 Ordinary 292 292 29-Sep-2022 The Vanguard Group, Inc. BUY 90.91 Ordinary 1,048 1,048 29-Sep-2022 The Vanguard Group, Inc. BUY 91.50 Ordinary 960 960 29-Sep-2022 The Vanguard Group, Inc. BUY 91.50 Ordinary 844 844 30-Sep-2022 The Vanguard Group, Inc. BUY 92.09 Ordinary 4,290 4,290 30-Sep-2022 The Vanguard Group, Inc. BUY 94.57 Ordinary 844 844 3-Oct-2022 The Vanguard Group, Inc. SELL 93.60 Ordinary (322) (322) 3-Oct-2022 The Vanguard Group, Inc. BUY 94.90 Ordinary 948 948 3-Oct-2022 The Vanguard Group, Inc. BUY 93.36 Ordinary 6,791 6,791 3-Oct-2022 The Vanguard Group, Inc. BUY 94.90 Ordinary 1,065 1,065 3-Oct-2022 The Vanguard Group, Inc. BUY 93.36 Ordinary 1,862 1,862 4-Oct-2022 The Vanguard Group, Inc. BUY 97.67 Ordinary 948 948 4-Oct-2022 The Vanguard Group, Inc. BUY 97.67 Ordinary 1,422 1,422 4-Oct-2022 The Vanguard Group, Inc. BUY 97.67 Ordinary 948 948 4-Oct-2022 The Vanguard Group, Inc. BUY 97.67 Ordinary 1,332 1,332 4-Oct-2022 The Vanguard Group, Inc. BUY 95.31 Ordinary 8,901 8,901 4-Oct-2022 The Vanguard Group, Inc. BUY 95.31 Ordinary 6,317 6,317 4-Oct-2022 The Vanguard Group, Inc. BUY 97.67 Ordinary 422 422 4-Oct-2022 The Vanguard Group, Inc. BUY 95.97 Ordinary 435 435 5-Oct-2022 The Vanguard Group, Inc. BUY 98.88 Ordinary 5,113 5,113 5-Oct-2022 The Vanguard Group, Inc. BUY 97.85 Ordinary 298 298 5-Oct-2022 The Vanguard Group, Inc. BUY 97.85 Ordinary 175 175 6-Oct-2022 The Vanguard Group, Inc. BUY 98.05 Ordinary 652 652 6-Oct-2022 The Vanguard Group, Inc. BUY 96.93 Ordinary 660 660 6-Oct-2022 The Vanguard Group, Inc. BUY 97.52 Ordinary 10,724 10,724 6-Oct-2022 The Vanguard Group, Inc. BUY 96.93 Ordinary 633 633 7-Oct-2022 The Vanguard Group, Inc. BUY 96.70 Ordinary 536 536 7-Oct-2022 The Vanguard Group, Inc. BUY 96.67 Ordinary 171 171 10-Oct-2022 The Vanguard Group, Inc. BUY 95.88 Ordinary 3,330 3,330 10-Oct-2022 The Vanguard Group, Inc. BUY 98.36 Ordinary 422 422 10-Oct-2022 The Vanguard Group, Inc. BUY 98.36 Ordinary 844 844 11-Oct-2022 The Vanguard Group, Inc. BUY 96.54 Ordinary 685 685 11-Oct-2022 The Vanguard Group, Inc. BUY 96.54 Ordinary 1,182 1,182 11-Oct-2022 The Vanguard Group, Inc. BUY 98.88 Ordinary 472 472 11-Oct-2022 The Vanguard Group, Inc. BUY 96.54 Ordinary 633 633 11-Oct-2022 The Vanguard Group, Inc. SELL 96.90 Ordinary (519) (519) 12-Oct-2022 The Vanguard Group, Inc. BUY 95.08 Ordinary 112 112 Page 6 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 12-Oct-2022 The Vanguard Group, Inc. BUY 94.91 Ordinary 680 680 12-Oct-2022 The Vanguard Group, Inc. BUY 94.91 Ordinary 3,152 3,152 12-Oct-2022 The Vanguard Group, Inc. BUY 95.79 Ordinary 4,897 4,897 13-Oct-2022 The Vanguard Group, Inc. SELL 95.64 Ordinary (19,968) (19,968) 13-Oct-2022 The Vanguard Group, Inc. BUY 97.33 Ordinary 980 980 13-Oct-2022 The Vanguard Group, Inc. BUY 95.12 Ordinary 4,105 4,105 14-Oct-2022 The Vanguard Group, Inc. BUY 97.38 Ordinary 1,896 1,896 17-Oct-2022 The Vanguard Group, Inc. BUY 95.00 Ordinary 945 945 17-Oct-2022 The Vanguard Group, Inc. BUY 94.10 Ordinary 7,071 7,071 17-Oct-2022 The Vanguard Group, Inc. BUY 95.00 Ordinary 710 710 17-Oct-2022 The Vanguard Group, Inc. BUY 94.10 Ordinary 5,045 5,045 17-Oct-2022 The Vanguard Group, Inc. BUY 95.00 Ordinary 633 633 18-Oct-2022 The Vanguard Group, Inc. BUY 93.58 Ordinary 633 633 18-Oct-2022 The Vanguard Group, Inc. SELL 94.27 Ordinary (2,076) (2,076) 18-Oct-2022 The Vanguard Group, Inc. SELL 95.25 Ordinary (835) (835) 18-Oct-2022 The Vanguard Group, Inc. BUY 94.27 Ordinary 1,197 1,197 19-Oct-2022 The Vanguard Group, Inc. BUY 93.77 Ordinary 3,379 3,379 19-Oct-2022 The Vanguard Group, Inc. BUY 93.26 Ordinary 695 695 20-Oct-2022 The Vanguard Group, Inc. BUY 92.29 Ordinary 272 272 20-Oct-2022 The Vanguard Group, Inc. BUY 92.29 Ordinary 544 544 20-Oct-2022 The Vanguard Group, Inc. BUY 92.29 Ordinary 3,160 3,160 20-Oct-2022 The Vanguard Group, Inc. BUY 92.29 Ordinary 422 422 21-Oct-2022 The Vanguard Group, Inc. BUY 93.53 Ordinary 1,175 1,175 21-Oct-2022 The Vanguard Group, Inc. BUY 93.53 Ordinary 940 940 21-Oct-2022 The Vanguard Group, Inc. BUY 93.53 Ordinary 2,765 2,765 21-Oct-2022 The Vanguard Group, Inc. BUY 93.53 Ordinary 2,370 2,370 21-Oct-2022 The Vanguard Group, Inc. BUY 93.53 Ordinary 2,331 2,331 21-Oct-2022 The Vanguard Group, Inc. BUY 92.17 Ordinary 5,072 5,072 21-Oct-2022 The Vanguard Group, Inc. BUY 93.53 Ordinary 422 422 24-Oct-2022 The Vanguard Group, Inc. BUY 92.33 Ordinary 405 405 24-Oct-2022 The Vanguard Group, Inc. BUY 94.17 Ordinary 7,957 7,957 25-Oct-2022 The Vanguard Group, Inc. BUY 92.35 Ordinary 944 944 25-Oct-2022 The Vanguard Group, Inc. BUY 92.44 Ordinary 6,884 6,884 25-Oct-2022 The Vanguard Group, Inc. BUY 91.32 Ordinary 458 458 25-Oct-2022 The Vanguard Group, Inc. BUY 92.35 Ordinary 633 633 25-Oct-2022 The Vanguard Group, Inc. SELL 91.32 Ordinary (266) (266) 26-Oct-2022 The Vanguard Group, Inc. SELL 91.86 Ordinary (67) (67) 26-Oct-2022 The Vanguard Group, Inc. BUY 91.72 Ordinary 1,715 1,715 26-Oct-2022 The Vanguard Group, Inc. BUY 93.21 Ordinary 2,596 2,596 26-Oct-2022 The Vanguard Group, Inc. BUY 93.21 Ordinary 3,555 3,555 26-Oct-2022 The Vanguard Group, Inc. BUY 93.21 Ordinary 1,420 1,420 26-Oct-2022 The Vanguard Group, Inc. BUY 93.21 Ordinary 422 422 26-Oct-2022 The Vanguard Group, Inc. BUY 93.21 Ordinary 1,266 1,266 26-Oct-2022 The Vanguard Group, Inc. SELL 91.67 Ordinary (1,573) (1,573) 28-Oct-2022 The Vanguard Group, Inc. BUY 88.66 Ordinary 2,370 2,370 28-Oct-2022 The Vanguard Group, Inc. BUY 90.39 Ordinary 6,036 6,036 28-Oct-2022 The Vanguard Group, Inc. SELL 90.43 Ordinary (281) (281) 1-Nov-2022 The Vanguard Group, Inc. BUY 88.93 Ordinary 331 331 1-Nov-2022 The Vanguard Group, Inc. BUY 91.44 Ordinary 536 536 1-Nov-2022 The Vanguard Group, Inc. BUY 91.44 Ordinary 5,135 5,135 1-Nov-2022 The Vanguard Group, Inc. BUY 91.44 Ordinary 422 422 1-Nov-2022 The Vanguard Group, Inc. BUY 91.44 Ordinary 1,477 1,477 1-Nov-2022 The Vanguard Group, Inc. BUY 90.49 Ordinary 348 348 2-Nov-2022 The Vanguard Group, Inc. BUY 91.15 Ordinary 1,560 1,560 2-Nov-2022 The Vanguard Group, Inc. BUY 91.70 Ordinary 5,319 5,319 3-Nov-2022 The Vanguard Group, Inc. BUY 90.55 Ordinary 2,130 2,130 3-Nov-2022 The Vanguard Group, Inc. BUY 90.55 Ordinary 422 422 3-Nov-2022 The Vanguard Group, Inc. BUY 90.56 Ordinary 282 282 4-Nov-2022 The Vanguard Group, Inc. BUY 92.80 Ordinary 111 111 4-Nov-2022 The Vanguard Group, Inc. BUY 96.26 Ordinary 2,088 2,088 4-Nov-2022 The Vanguard Group, Inc. BUY 96.26 Ordinary 528 528 4-Nov-2022 The Vanguard Group, Inc. BUY 96.26 Ordinary 2,370 2,370 4-Nov-2022 The Vanguard Group, Inc. BUY 96.26 Ordinary 2,765 2,765 4-Nov-2022 The Vanguard Group, Inc. BUY 91.90 Ordinary 12,017 12,017 4-Nov-2022 The Vanguard Group, Inc. BUY 96.26 Ordinary 633 633 7-Nov-2022 The Vanguard Group, Inc. BUY 96.28 Ordinary 522 522 8-Nov-2022 The Vanguard Group, Inc. BUY 96.46 Ordinary 5,023 5,023 8-Nov-2022 The Vanguard Group, Inc. BUY 96.46 Ordinary 5,247 5,247 8-Nov-2022 The Vanguard Group, Inc. BUY 96.35 Ordinary 290 290 9-Nov-2022 The Vanguard Group, Inc. BUY 98.63 Ordinary 5,246 5,246 9-Nov-2022 The Vanguard Group, Inc. BUY 98.63 Ordinary 4,013 4,013 Page 7 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 9-Nov-2022 The Vanguard Group, Inc. BUY 98.63 Ordinary 346 346 10-Nov-2022 The Vanguard Group, Inc. BUY 101.69 Ordinary 284 284 10-Nov-2022 The Vanguard Group, Inc. BUY 101.69 Ordinary 1,580 1,580 10-Nov-2022 The Vanguard Group, Inc. BUY 101.69 Ordinary 1,975 1,975 10-Nov-2022 The Vanguard Group, Inc. BUY 101.69 Ordinary 2,370 2,370 10-Nov-2022 The Vanguard Group, Inc. BUY 101.69 Ordinary 2,059 2,059 11-Nov-2022 The Vanguard Group, Inc. BUY 100.99 Ordinary 3,149 3,149 11-Nov-2022 The Vanguard Group, Inc. BUY 102.63 Ordinary 477 477 11-Nov-2022 The Vanguard Group, Inc. BUY 104.42 Ordinary 633 633 11-Nov-2022 The Vanguard Group, Inc. BUY 102.63 Ordinary 138 138 14-Nov-2022 The Vanguard Group, Inc. BUY 105.70 Ordinary 422 422 15-Nov-2022 The Vanguard Group, Inc. BUY 106.07 Ordinary 568 568 15-Nov-2022 The Vanguard Group, Inc. BUY 103.67 Ordinary 944 944 15-Nov-2022 The Vanguard Group, Inc. BUY 106.42 Ordinary 45 45 15-Nov-2022 The Vanguard Group, Inc. BUY 106.07 Ordinary 426 426 15-Nov-2022 The Vanguard Group, Inc. BUY 106.07 Ordinary 422 422 16-Nov-2022 The Vanguard Group, Inc. SELL 108.06 Ordinary (39) (39) 16-Nov-2022 The Vanguard Group, Inc. SELL 108.10 Ordinary (999) (999) 18-Nov-2022 The Vanguard Group, Inc. BUY 105.90 Ordinary 5,591 5,591 18-Nov-2022 The Vanguard Group, Inc. BUY 106.57 Ordinary 1,055 1,055 18-Nov-2022 The Vanguard Group, Inc. BUY 106.57 Ordinary 422 422 18-Nov-2022 The Vanguard Group, Inc. BUY 106.38 Ordinary 346 346 22-Nov-2022 The Vanguard Group, Inc. BUY 105.00 Ordinary 114 114 22-Nov-2022 The Vanguard Group, Inc. BUY 106.16 Ordinary 2,005 2,005 22-Nov-2022 The Vanguard Group, Inc. BUY 106.16 Ordinary 633 633 24-Nov-2022 The Vanguard Group, Inc. BUY 106.65 Ordinary 2,620 2,620 25-Nov-2022 The Vanguard Group, Inc. SELL 105.46 Ordinary (1,998) (1,998) 28-Nov-2022 The Vanguard Group, Inc. BUY 104.66 Ordinary 560 560 29-Nov-2022 The Vanguard Group, Inc. BUY 105.12 Ordinary 1,849 1,849 29-Nov-2022 The Vanguard Group, Inc. BUY 107.83 Ordinary 296 296 30-Nov-2022 The Vanguard Group, Inc. SELL 109.62 Ordinary (1,841) (1,841) 30-Nov-2022 The Vanguard Group, Inc. BUY 109.62 Ordinary 350 350 1-Dec-2022 The Vanguard Group, Inc. SELL 113.09 Ordinary (1,332) (1,332) 1-Dec-2022 The Vanguard Group, Inc. BUY 110.55 Ordinary 896 896 2-Dec-2022 The Vanguard Group, Inc. BUY 112.68 Ordinary 548 548 2-Dec-2022 The Vanguard Group, Inc. BUY 111.94 Ordinary 47 47 2-Dec-2022 The Vanguard Group, Inc. BUY 111.94 Ordinary 300 300 5-Dec-2022 The Vanguard Group, Inc. BUY 116.13 Ordinary 62 62 5-Dec-2022 The Vanguard Group, Inc. BUY 116.13 Ordinary 487 487 6-Dec-2022 The Vanguard Group, Inc. BUY 115.48 Ordinary 633 633 6-Dec-2022 The Vanguard Group, Inc. BUY 115.48 Ordinary 1,055 1,055 7-Dec-2022 The Vanguard Group, Inc. SELL 116.90 Ordinary (5,446) (5,446) 8-Dec-2022 The Vanguard Group, Inc. BUY 115.46 Ordinary 564 564 8-Dec-2022 The Vanguard Group, Inc. BUY 115.46 Ordinary 422 422 8-Dec-2022 The Vanguard Group, Inc. BUY 115.46 Ordinary 422 422 8-Dec-2022 The Vanguard Group, Inc. BUY 114.14 Ordinary 5,236 5,236 12-Dec-2022 The Vanguard Group, Inc. BUY 116.42 Ordinary 700 700 13-Dec-2022 The Vanguard Group, Inc. BUY 114.10 Ordinary 3,900 3,900 13-Dec-2022 The Vanguard Group, Inc. BUY 114.10 Ordinary 113 113 13-Dec-2022 The Vanguard Group, Inc. BUY 114.79 Ordinary 710 710 13-Dec-2022 The Vanguard Group, Inc. BUY 114.79 Ordinary 710 710 13-Dec-2022 The Vanguard Group, Inc. BUY 114.79 Ordinary 426 426 13-Dec-2022 The Vanguard Group, Inc. BUY 114.79 Ordinary 844 844 13-Dec-2022 The Vanguard Group, Inc. BUY 114.10 Ordinary 352 352 16-Dec-2022 The Vanguard Group, Inc. BUY 114.55 Ordinary 315 315 16-Dec-2022 The Vanguard Group, Inc. SELL 114.55 Ordinary (706) (706) 16-Dec-2022 The Vanguard Group, Inc. SELL 114.73 Ordinary (4,928) (4,928) 16-Dec-2022 The Vanguard Group, Inc. BUY 114.55 Ordinary 5,038 5,038 16-Dec-2022 The Vanguard Group, Inc. BUY 114.55 Ordinary 19 19 16-Dec-2022 The Vanguard Group, Inc. SELL 114.55 Ordinary (1,032) (1,032) 16-Dec-2022 The Vanguard Group, Inc. SELL 114.73 Ordinary (7,217) (7,217) 16-Dec-2022 The Vanguard Group, Inc. SELL 114.55 Ordinary (36) (36) 16-Dec-2022 The Vanguard Group, Inc. SELL 114.73 Ordinary (247) (247) 16-Dec-2022 The Vanguard Group, Inc. BUY 114.55 Ordinary 1,607 1,607 16-Dec-2022 The Vanguard Group, Inc. BUY 114.55 Ordinary 126 126 16-Dec-2022 The Vanguard Group, Inc. BUY 114.55 Ordinary 298 298 16-Dec-2022 The Vanguard Group, Inc. BUY 114.55 Ordinary 178 178 19-Dec-2022 The Vanguard Group, Inc. BUY 114.64 Ordinary 633 633 20-Dec-2022 The Vanguard Group, Inc. BUY 114.56 Ordinary 633 633 20-Dec-2022 The Vanguard Group, Inc. BUY 114.56 Ordinary 422 422 21-Dec-2022 The Vanguard Group, Inc. BUY 115.11 Ordinary 6,749 6,749 Page 8 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 21-Dec-2022 The Vanguard Group, Inc. BUY 115.11 Ordinary 282 282 21-Dec-2022 The Vanguard Group, Inc. BUY 115.11 Ordinary 350 350 22-Dec-2022 The Vanguard Group, Inc. BUY 114.81 Ordinary 2,115 2,115 23-Dec-2022 The Vanguard Group, Inc. BUY 115.43 Ordinary 50 50 23-Dec-2022 The Vanguard Group, Inc. BUY 116.06 Ordinary 633 633 23-Dec-2022 The Vanguard Group, Inc. BUY 115.43 Ordinary 143 143 28-Dec-2022 The Vanguard Group, Inc. BUY 116.99 Ordinary 319 319 28-Dec-2022 The Vanguard Group, Inc. BUY 116.99 Ordinary 680 680 28-Dec-2022 The Vanguard Group, Inc. BUY 116.99 Ordinary 4,800 4,800 28-Dec-2022 The Vanguard Group, Inc. BUY 116.99 Ordinary 1,055 1,055 29-Dec-2022 The Vanguard Group, Inc. BUY 117.08 Ordinary 655 655 29-Dec-2022 The Vanguard Group, Inc. BUY 117.51 Ordinary 2,400 2,400 29-Dec-2022 The Vanguard Group, Inc. BUY 117.00 Ordinary 1,014 1,014 29-Dec-2022 The Vanguard Group, Inc. BUY 117.08 Ordinary 268 268 3-Jan-2023 The Vanguard Group, Inc. SELL 115.43 Ordinary (1,329) (1,329) 4-Jan-2023 The Vanguard Group, Inc. BUY 117.34 Ordinary 589 589 4-Jan-2023 The Vanguard Group, Inc. BUY 118.11 Ordinary 1,328 1,328 4-Jan-2023 The Vanguard Group, Inc. BUY 117.34 Ordinary 282 282 4-Jan-2023 The Vanguard Group, Inc. BUY 117.34 Ordinary 141 141 5-Jan-2023 The Vanguard Group, Inc. BUY 116.80 Ordinary 1,926 1,926 5-Jan-2023 The Vanguard Group, Inc. SELL 116.94 Ordinary (5,103) (5,103) 5-Jan-2023 The Vanguard Group, Inc. BUY 117.53 Ordinary 422 422 5-Jan-2023 The Vanguard Group, Inc. BUY 117.53 Ordinary 422 422 5-Jan-2023 The Vanguard Group, Inc. BUY 117.23 Ordinary 361 361 6-Jan-2023 The Vanguard Group, Inc. BUY 121.72 Ordinary 2,400 2,400 6-Jan-2023 The Vanguard Group, Inc. BUY 121.72 Ordinary 996 996 6-Jan-2023 The Vanguard Group, Inc. SELL 118.76 Ordinary (3,970) (3,970) 6-Jan-2023 The Vanguard Group, Inc. SELL 118.76 Ordinary (5,882) (5,882) 6-Jan-2023 The Vanguard Group, Inc. BUY 121.72 Ordinary 633 633 6-Jan-2023 The Vanguard Group, Inc. BUY 119.63 Ordinary 290 290 9-Jan-2023 The Vanguard Group, Inc. BUY 118.78 Ordinary 747 747 9-Jan-2023 The Vanguard Group, Inc. SELL 118.78 Ordinary (4,453) (4,453) 10-Jan-2023 The Vanguard Group, Inc. BUY 118.23 Ordinary 135 135 10-Jan-2023 The Vanguard Group, Inc. BUY 118.23 Ordinary 348 348 11-Jan-2023 The Vanguard Group, Inc. SELL 119.42 Ordinary (80) (80) 11-Jan-2023 The Vanguard Group, Inc. SELL 120.45 Ordinary (2,806) (2,806) 11-Jan-2023 The Vanguard Group, Inc. BUY 119.42 Ordinary 405 405 11-Jan-2023 The Vanguard Group, Inc. BUY 119.42 Ordinary 522 522 12-Jan-2023 The Vanguard Group, Inc. SELL 120.15 Ordinary (8,464) (8,464) 12-Jan-2023 The Vanguard Group, Inc. SELL 121.16 Ordinary (6,765) (6,765) 12-Jan-2023 The Vanguard Group, Inc. BUY 123.12 Ordinary 422 422 12-Jan-2023 The Vanguard Group, Inc. BUY 123.12 Ordinary 422 422 13-Jan-2023 The Vanguard Group, Inc. BUY 123.45 Ordinary 422 422 13-Jan-2023 The Vanguard Group, Inc. BUY 122.29 Ordinary 130 130 16-Jan-2023 The Vanguard Group, Inc. BUY 122.50 Ordinary 525 525 16-Jan-2023 The Vanguard Group, Inc. BUY 122.50 Ordinary 508 508 17-Jan-2023 The Vanguard Group, Inc. BUY 120.83 Ordinary 2,110 2,110 17-Jan-2023 The Vanguard Group, Inc. BUY 120.67 Ordinary 127 127 18-Jan-2023 The Vanguard Group, Inc. SELL 121.99 Ordinary (140) (140) 19-Jan-2023 The Vanguard Group, Inc. BUY 125.96 Ordinary 1,308 1,308 19-Jan-2023 The Vanguard Group, Inc. BUY 125.96 Ordinary 260 260 19-Jan-2023 The Vanguard Group, Inc. BUY 125.96 Ordinary 348 348 20-Jan-2023 The Vanguard Group, Inc. BUY 127.44 Ordinary 2,000 2,000 20-Jan-2023 The Vanguard Group, Inc. SELL 125.65 Ordinary (6,790) (6,790) 20-Jan-2023 The Vanguard Group, Inc. SELL 127.20 Ordinary (9,944) (9,944) 20-Jan-2023 The Vanguard Group, Inc. SELL 125.65 Ordinary (6,079) (6,079) 20-Jan-2023 The Vanguard Group, Inc. SELL 127.20 Ordinary (7,411) (7,411) 23-Jan-2023 The Vanguard Group, Inc. SELL 126.38 Ordinary (3,466) (3,466) 24-Jan-2023 The Vanguard Group, Inc. BUY 126.56 Ordinary 3,905 3,905 24-Jan-2023 The Vanguard Group, Inc. BUY 127.28 Ordinary 633 633 24-Jan-2023 The Vanguard Group, Inc. BUY 127.44 Ordinary 522 522 24-Jan-2023 The Vanguard Group, Inc. BUY 127.44 Ordinary 348 348 27-Jan-2023 The Vanguard Group, Inc. SELL 126.84 Ordinary (9,156) (9,156) 27-Jan-2023 The Vanguard Group, Inc. BUY 127.15 Ordinary 24 24 27-Jan-2023 The Vanguard Group, Inc. BUY 127.15 Ordinary 418 418 30-Jan-2023 The Vanguard Group, Inc. BUY 125.52 Ordinary 8,547 8,547 31-Jan-2023 The Vanguard Group, Inc. BUY 126.64 Ordinary 36 36 1-Feb-2023 The Vanguard Group, Inc. BUY 128.43 Ordinary 3,195 3,195 1-Feb-2023 The Vanguard Group, Inc. BUY 128.43 Ordinary 141 141 2-Feb-2023 The Vanguard Group, Inc. BUY 125.43 Ordinary 4,983 4,983 2-Feb-2023 The Vanguard Group, Inc. SELL 126.02 Ordinary (3,422) (3,422) Page 9 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 3-Feb-2023 The Vanguard Group, Inc. BUY 122.94 Ordinary 620 620 3-Feb-2023 The Vanguard Group, Inc. BUY 122.94 Ordinary 7,645 7,645 3-Feb-2023 The Vanguard Group, Inc. SELL 122.74 Ordinary (714) (714) 3-Feb-2023 The Vanguard Group, Inc. SELL 122.74 Ordinary (1,428) (1,428) 3-Feb-2023 The Vanguard Group, Inc. SELL 122.74 Ordinary (993) (993) 3-Feb-2023 The Vanguard Group, Inc. BUY 122.94 Ordinary 44 44 3-Feb-2023 The Vanguard Group, Inc. SELL 122.74 Ordinary (710) (710) 3-Feb-2023 The Vanguard Group, Inc. BUY 122.94 Ordinary 135 135 3-Feb-2023 The Vanguard Group, Inc. BUY 122.94 Ordinary 348 348 6-Feb-2023 The Vanguard Group, Inc. BUY 124.01 Ordinary 3,540 3,540 7-Feb-2023 The Vanguard Group, Inc. BUY 122.90 Ordinary 2,832 2,832 7-Feb-2023 The Vanguard Group, Inc. BUY 122.90 Ordinary 1,692 1,692 7-Feb-2023 The Vanguard Group, Inc. BUY 122.72 Ordinary 4,868 4,868 7-Feb-2023 The Vanguard Group, Inc. BUY 122.90 Ordinary 132 132 8-Feb-2023 The Vanguard Group, Inc. BUY 124.19 Ordinary 147 147 9-Feb-2023 The Vanguard Group, Inc. BUY 123.84 Ordinary 2,400 2,400 10-Feb-2023 The Vanguard Group, Inc. BUY 122.55 Ordinary 135 135 13-Feb-2023 The Vanguard Group, Inc. BUY 123.14 Ordinary 633 633 13-Feb-2023 The Vanguard Group, Inc. BUY 123.14 Ordinary 422 422 14-Feb-2023 The Vanguard Group, Inc. BUY 121.99 Ordinary 3,539 3,539 15-Feb-2023 The Vanguard Group, Inc. BUY 123.54 Ordinary 2,400 2,400 15-Feb-2023 The Vanguard Group, Inc. BUY 123.54 Ordinary 422 422 15-Feb-2023 The Vanguard Group, Inc. BUY 123.33 Ordinary 235 235 16-Feb-2023 The Vanguard Group, Inc. BUY 123.68 Ordinary 47 47 16-Feb-2023 The Vanguard Group, Inc. BUY 123.68 Ordinary 517 517 17-Feb-2023 The Vanguard Group, Inc. BUY 124.26 Ordinary 788 788 17-Feb-2023 The Vanguard Group, Inc. BUY 125.01 Ordinary 3,536 3,536 17-Feb-2023 The Vanguard Group, Inc. BUY 124.58 Ordinary 422 422 17-Feb-2023 The Vanguard Group, Inc. BUY 124.58 Ordinary 844 844 17-Feb-2023 The Vanguard Group, Inc. BUY 124.26 Ordinary 329 329 20-Feb-2023 The Vanguard Group, Inc. BUY 125.15 Ordinary 311 311 20-Feb-2023 The Vanguard Group, Inc. BUY 124.02 Ordinary 432 432 21-Feb-2023 The Vanguard Group, Inc. BUY 125.54 Ordinary 2,400 2,400 21-Feb-2023 The Vanguard Group, Inc. BUY 126.13 Ordinary 46 46 21-Feb-2023 The Vanguard Group, Inc. BUY 125.54 Ordinary 844 844 21-Feb-2023 The Vanguard Group, Inc. BUY 126.13 Ordinary 315 315 21-Feb-2023 The Vanguard Group, Inc. BUY 126.13 Ordinary 315 315 22-Feb-2023 The Vanguard Group, Inc. BUY 124.66 Ordinary 633 633 22-Feb-2023 The Vanguard Group, Inc. BUY 125.80 Ordinary 1,930 1,930 22-Feb-2023 The Vanguard Group, Inc. BUY 125.51 Ordinary 180 180 23-Feb-2023 The Vanguard Group, Inc. BUY 123.40 Ordinary 354 354 23-Feb-2023 The Vanguard Group, Inc. BUY 123.42 Ordinary 999 999 24-Feb-2023 The Vanguard Group, Inc. BUY 118.92 Ordinary 152 152 24-Feb-2023 The Vanguard Group, Inc. BUY 118.92 Ordinary 138 138 27-Feb-2023 The Vanguard Group, Inc. SELL 115.46 Ordinary (60) (60) 27-Feb-2023 The Vanguard Group, Inc. BUY 116.83 Ordinary 2,400 2,400 27-Feb-2023 The Vanguard Group, Inc. BUY 116.83 Ordinary 996 996 28-Feb-2023 The Vanguard Group, Inc. BUY 116.73 Ordinary 982 982 28-Feb-2023 The Vanguard Group, Inc. SELL 116.73 Ordinary (3,271) (3,271) 1-Mar-2023 The Vanguard Group, Inc. BUY 120.33 Ordinary 4,000 4,000 1-Mar-2023 The Vanguard Group, Inc. BUY 120.33 Ordinary 2,000 2,000 1-Mar-2023 The Vanguard Group, Inc. BUY 120.33 Ordinary 2,664 2,664 1-Mar-2023 The Vanguard Group, Inc. BUY 117.70 Ordinary 4,600 4,600 1-Mar-2023 The Vanguard Group, Inc. BUY 120.33 Ordinary 633 633 1-Mar-2023 The Vanguard Group, Inc. BUY 119.63 Ordinary 138 138 2-Mar-2023 The Vanguard Group, Inc. BUY 124.44 Ordinary 622 622 2-Mar-2023 The Vanguard Group, Inc. BUY 124.44 Ordinary 3,421 3,421 2-Mar-2023 The Vanguard Group, Inc. BUY 124.44 Ordinary 7,153 7,153 2-Mar-2023 The Vanguard Group, Inc. BUY 124.44 Ordinary 2,478 2,478 2-Mar-2023 The Vanguard Group, Inc. BUY 124.44 Ordinary 954 954 3-Mar-2023 The Vanguard Group, Inc. BUY 126.43 Ordinary 1,319 1,319 3-Mar-2023 The Vanguard Group, Inc. BUY 126.43 Ordinary 96 96 3-Mar-2023 The Vanguard Group, Inc. BUY 127.27 Ordinary 844 844 6-Mar-2023 The Vanguard Group, Inc. BUY 125.37 Ordinary 311 311 6-Mar-2023 The Vanguard Group, Inc. BUY 126.14 Ordinary 351 351 7-Mar-2023 The Vanguard Group, Inc. BUY 125.00 Ordinary 1,038 1,038 7-Mar-2023 The Vanguard Group, Inc. BUY 125.00 Ordinary 138 138 8-Mar-2023 The Vanguard Group, Inc. BUY 126.13 Ordinary 1,600 1,600 9-Mar-2023 The Vanguard Group, Inc. BUY 121.23 Ordinary 7,924 7,924 10-Mar-2023 The Vanguard Group, Inc. SELL 116.08 Ordinary (5,376) (5,376) 10-Mar-2023 The Vanguard Group, Inc. BUY 116.08 Ordinary 422 422 Page 10 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 13-Mar-2023 The Vanguard Group, Inc. SELL 115.57 Ordinary (2,016) (2,016) 13-Mar-2023 The Vanguard Group, Inc. BUY 118.46 Ordinary 322 322 13-Mar-2023 The Vanguard Group, Inc. BUY 118.46 Ordinary 188 188 14-Mar-2023 The Vanguard Group, Inc. BUY 117.52 Ordinary 322 322 15-Mar-2023 The Vanguard Group, Inc. BUY 119.55 Ordinary 154 154 15-Mar-2023 The Vanguard Group, Inc. SELL 115.44 Ordinary (714) (714) 15-Mar-2023 The Vanguard Group, Inc. SELL 115.44 Ordinary (1,332) (1,332) 15-Mar-2023 The Vanguard Group, Inc. SELL 115.44 Ordinary (999) (999) 15-Mar-2023 The Vanguard Group, Inc. BUY 119.55 Ordinary 58 58 16-Mar-2023 The Vanguard Group, Inc. BUY 114.73 Ordinary 368 368 17-Mar-2023 The Vanguard Group, Inc. BUY 114.80 Ordinary 288 288 17-Mar-2023 The Vanguard Group, Inc. SELL 114.80 Ordinary (536) (536) 17-Mar-2023 The Vanguard Group, Inc. BUY 114.80 Ordinary 9,414 9,414 17-Mar-2023 The Vanguard Group, Inc. SELL 114.80 Ordinary (25) (25) 17-Mar-2023 The Vanguard Group, Inc. SELL 114.80 Ordinary (19,472) (19,472) 17-Mar-2023 The Vanguard Group, Inc. SELL 114.80 Ordinary (5,563) (5,563) 17-Mar-2023 The Vanguard Group, Inc. SELL 114.80 Ordinary (4,651) (4,651) 17-Mar-2023 The Vanguard Group, Inc. BUY 114.80 Ordinary 1,476 1,476 20-Mar-2023 The Vanguard Group, Inc. BUY 114.56 Ordinary 68 68 20-Mar-2023 The Vanguard Group, Inc. BUY 114.56 Ordinary 3,276 3,276 20-Mar-2023 The Vanguard Group, Inc. BUY 113.99 Ordinary 50 50 20-Mar-2023 The Vanguard Group, Inc. BUY 113.99 Ordinary 270 270 21-Mar-2023 The Vanguard Group, Inc. BUY 115.56 Ordinary 9,691 9,691 22-Mar-2023 The Vanguard Group, Inc. BUY 115.85 Ordinary 3,923 3,923 22-Mar-2023 The Vanguard Group, Inc. SELL 116.32 Ordinary (593) (593) 22-Mar-2023 The Vanguard Group, Inc. BUY 115.45 Ordinary 530 530 22-Mar-2023 The Vanguard Group, Inc. SELL 115.45 Ordinary (180) (180) 23-Mar-2023 The Vanguard Group, Inc. BUY 114.18 Ordinary 2,039 2,039 24-Mar-2023 The Vanguard Group, Inc. BUY 114.43 Ordinary 74 74 24-Mar-2023 The Vanguard Group, Inc. SELL 114.21 Ordinary (1,885) (1,885) 24-Mar-2023 The Vanguard Group, Inc. BUY 114.54 Ordinary 11,691 11,691 24-Mar-2023 The Vanguard Group, Inc. BUY 114.54 Ordinary 3,887 3,887 24-Mar-2023 The Vanguard Group, Inc. BUY 114.54 Ordinary 1,524 1,524 27-Mar-2023 The Vanguard Group, Inc. SELL 113.75 Ordinary (3,797) (3,797) 27-Mar-2023 The Vanguard Group, Inc. BUY 115.59 Ordinary 418 418 28-Mar-2023 The Vanguard Group, Inc. BUY 115.07 Ordinary 3,454 3,454 28-Mar-2023 The Vanguard Group, Inc. BUY 114.44 Ordinary 77 77 28-Mar-2023 The Vanguard Group, Inc. BUY 114.44 Ordinary 558 558 29-Mar-2023 The Vanguard Group, Inc. BUY 115.18 Ordinary 2,953 2,953 29-Mar-2023 The Vanguard Group, Inc. BUY 115.18 Ordinary 1,281 1,281 29-Mar-2023 The Vanguard Group, Inc. SELL 115.73 Ordinary (3,320) (3,320) 29-Mar-2023 The Vanguard Group, Inc. BUY 115.18 Ordinary 12,958 12,958 29-Mar-2023 The Vanguard Group, Inc. BUY 115.18 Ordinary 5,349 5,349 29-Mar-2023 The Vanguard Group, Inc. BUY 115.18 Ordinary 597 597 30-Mar-2023 The Vanguard Group, Inc. BUY 117.00 Ordinary 4,367 4,367 31-Mar-2023 The Vanguard Group, Inc. SELL 120.20 Ordinary (1,848) (1,848) 31-Mar-2023 The Vanguard Group, Inc. BUY 120.14 Ordinary 260 260 4-Apr-2023 The Vanguard Group, Inc. BUY 117.74 Ordinary 77 77 5-Apr-2023 The Vanguard Group, Inc. BUY 116.81 Ordinary 1,328 1,328 5-Apr-2023 The Vanguard Group, Inc. BUY 116.63 Ordinary 36 36 5-Apr-2023 The Vanguard Group, Inc. BUY 116.81 Ordinary 1,136 1,136 11-Apr-2023 The Vanguard Group, Inc. BUY 118.76 Ordinary 10,925 10,925 11-Apr-2023 The Vanguard Group, Inc. BUY 118.76 Ordinary 4,847 4,847 11-Apr-2023 The Vanguard Group, Inc. BUY 119.55 Ordinary 627 627 12-Apr-2023 The Vanguard Group, Inc. BUY 121.75 Ordinary 78 78 12-Apr-2023 The Vanguard Group, Inc. BUY 121.75 Ordinary 78 78 12-Apr-2023 The Vanguard Group, Inc. BUY 121.73 Ordinary 6,941 6,941 12-Apr-2023 The Vanguard Group, Inc. BUY 122.48 Ordinary 1,995 1,995 12-Apr-2023 The Vanguard Group, Inc. BUY 121.73 Ordinary 3,244 3,244 12-Apr-2023 The Vanguard Group, Inc. BUY 122.48 Ordinary 994 994 13-Apr-2023 The Vanguard Group, Inc. BUY 121.12 Ordinary 852 852 13-Apr-2023 The Vanguard Group, Inc. BUY 120.86 Ordinary 350 350 14-Apr-2023 The Vanguard Group, Inc. SELL 120.37 Ordinary (666) (666) 14-Apr-2023 The Vanguard Group, Inc. BUY 120.94 Ordinary 260 260 14-Apr-2023 The Vanguard Group, Inc. BUY 120.94 Ordinary 156 156 17-Apr-2023 The Vanguard Group, Inc. BUY 121.25 Ordinary 618 618 17-Apr-2023 The Vanguard Group, Inc. BUY 120.16 Ordinary 8,033 8,033 17-Apr-2023 The Vanguard Group, Inc. BUY 120.34 Ordinary 994 994 17-Apr-2023 The Vanguard Group, Inc. SELL 121.25 Ordinary (1,289) (1,289) 17-Apr-2023 The Vanguard Group, Inc. BUY 121.25 Ordinary 180 180 18-Apr-2023 The Vanguard Group, Inc. BUY 121.84 Ordinary 77 77 Page 11 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 18-Apr-2023 The Vanguard Group, Inc. BUY 121.39 Ordinary 4,013 4,013 18-Apr-2023 The Vanguard Group, Inc. BUY 121.39 Ordinary 1,232 1,232 18-Apr-2023 The Vanguard Group, Inc. BUY 121.97 Ordinary 1,045 1,045 19-Apr-2023 The Vanguard Group, Inc. BUY 123.19 Ordinary 51 51 19-Apr-2023 The Vanguard Group, Inc. BUY 122.70 Ordinary 710 710 20-Apr-2023 The Vanguard Group, Inc. BUY 119.67 Ordinary 4,598 4,598 20-Apr-2023 The Vanguard Group, Inc. BUY 120.33 Ordinary 270 270 21-Apr-2023 The Vanguard Group, Inc. BUY 117.00 Ordinary 620 620 21-Apr-2023 The Vanguard Group, Inc. BUY 117.00 Ordinary 923 923 21-Apr-2023 The Vanguard Group, Inc. BUY 117.00 Ordinary 15,612 15,612 21-Apr-2023 The Vanguard Group, Inc. BUY 117.00 Ordinary 3,549 3,549 21-Apr-2023 The Vanguard Group, Inc. BUY 117.00 Ordinary 208 208 24-Apr-2023 The Vanguard Group, Inc. BUY 113.18 Ordinary 76 76 24-Apr-2023 The Vanguard Group, Inc. BUY 113.97 Ordinary 1,197 1,197 25-Apr-2023 The Vanguard Group, Inc. BUY 113.16 Ordinary 627 627 26-Apr-2023 The Vanguard Group, Inc. BUY 111.94 Ordinary 77 77 26-Apr-2023 The Vanguard Group, Inc. BUY 111.86 Ordinary 1,320 1,320 26-Apr-2023 The Vanguard Group, Inc. BUY 111.67 Ordinary 418 418 26-Apr-2023 The Vanguard Group, Inc. BUY 111.86 Ordinary 7,205 7,205 26-Apr-2023 The Vanguard Group, Inc. BUY 111.94 Ordinary 150 150 27-Apr-2023 The Vanguard Group, Inc. BUY 112.17 Ordinary 154 154 27-Apr-2023 The Vanguard Group, Inc. BUY 112.17 Ordinary 270 270 27-Apr-2023 The Vanguard Group, Inc. BUY 112.17 Ordinary 720 720 28-Apr-2023 The Vanguard Group, Inc. BUY 112.38 Ordinary 2,064 2,064 28-Apr-2023 The Vanguard Group, Inc. BUY 112.25 Ordinary 1,632 1,632 2-May-2023 The Vanguard Group, Inc. SELL 110.83 Ordinary (1,410) (1,410) 2-May-2023 The Vanguard Group, Inc. BUY 111.28 Ordinary 5,238 5,238 2-May-2023 The Vanguard Group, Inc. BUY 110.83 Ordinary 5,729 5,729 2-May-2023 The Vanguard Group, Inc. BUY 111.28 Ordinary 8,591 8,591 2-May-2023 The Vanguard Group, Inc. BUY 111.28 Ordinary 368 368 3-May-2023 The Vanguard Group, Inc. BUY 108.77 Ordinary 3,942 3,942 3-May-2023 The Vanguard Group, Inc. BUY 108.77 Ordinary 154 154 3-May-2023 The Vanguard Group, Inc. BUY 108.40 Ordinary 2,000 2,000 3-May-2023 The Vanguard Group, Inc. BUY 108.77 Ordinary 2,681 2,681 3-May-2023 The Vanguard Group, Inc. BUY 109.40 Ordinary 4,558 4,558 3-May-2023 The Vanguard Group, Inc. BUY 108.77 Ordinary 550 550 4-May-2023 The Vanguard Group, Inc. BUY 110.24 Ordinary 418 418 4-May-2023 The Vanguard Group, Inc. BUY 110.14 Ordinary 270 270 5-May-2023 The Vanguard Group, Inc. BUY 109.37 Ordinary 154 154 5-May-2023 The Vanguard Group, Inc. BUY 108.50 Ordinary 3,445 3,445 8-May-2023 The Vanguard Group, Inc. BUY 111.49 Ordinary 2,400 2,400 9-May-2023 The Vanguard Group, Inc. BUY 111.44 Ordinary 75 75 9-May-2023 The Vanguard Group, Inc. BUY 112.34 Ordinary 10,387 10,387 9-May-2023 The Vanguard Group, Inc. BUY 110.92 Ordinary 674 674 9-May-2023 The Vanguard Group, Inc. BUY 111.44 Ordinary 66 66 9-May-2023 The Vanguard Group, Inc. BUY 111.44 Ordinary 260 260 9-May-2023 The Vanguard Group, Inc. BUY 111.44 Ordinary 180 180 10-May-2023 The Vanguard Group, Inc. BUY 110.92 Ordinary 4,014 4,014 10-May-2023 The Vanguard Group, Inc. BUY 110.41 Ordinary 512 512 10-May-2023 The Vanguard Group, Inc. BUY 110.92 Ordinary 101 101 12-May-2023 The Vanguard Group, Inc. BUY 107.88 Ordinary 1,880 1,880 12-May-2023 The Vanguard Group, Inc. BUY 108.51 Ordinary 1,536 1,536 12-May-2023 The Vanguard Group, Inc. BUY 108.51 Ordinary 2,000 2,000 12-May-2023 The Vanguard Group, Inc. BUY 108.51 Ordinary 1,080 1,080 15-May-2023 The Vanguard Group, Inc. BUY 109.45 Ordinary 640 640 15-May-2023 The Vanguard Group, Inc. BUY 109.45 Ordinary 720 720 15-May-2023 The Vanguard Group, Inc. BUY 108.96 Ordinary 260 260 16-May-2023 The Vanguard Group, Inc. BUY 109.82 Ordinary 7,074 7,074 16-May-2023 The Vanguard Group, Inc. BUY 107.08 Ordinary 1,800 1,800 16-May-2023 The Vanguard Group, Inc. BUY 109.82 Ordinary 7,277 7,277 16-May-2023 The Vanguard Group, Inc. BUY 109.82 Ordinary 1,241 1,241 17-May-2023 The Vanguard Group, Inc. BUY 109.22 Ordinary 2,005 2,005 17-May-2023 The Vanguard Group, Inc. BUY 108.43 Ordinary 50 50 17-May-2023 The Vanguard Group, Inc. BUY 109.22 Ordinary 720 720 17-May-2023 The Vanguard Group, Inc. BUY 108.43 Ordinary 300 300 19-May-2023 The Vanguard Group, Inc. BUY 109.42 Ordinary 1,418 1,418 19-May-2023 The Vanguard Group, Inc. BUY 109.42 Ordinary 270 270 22-May-2023 The Vanguard Group, Inc. BUY 109.52 Ordinary 384 384 23-May-2023 The Vanguard Group, Inc. BUY 109.13 Ordinary 512 512 23-May-2023 The Vanguard Group, Inc. BUY 109.13 Ordinary 2,406 2,406 23-May-2023 The Vanguard Group, Inc. BUY 109.13 Ordinary 792 792 Page 12 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 23-May-2023 The Vanguard Group, Inc. BUY 109.13 Ordinary 426 426 24-May-2023 The Vanguard Group, Inc. BUY 105.72 Ordinary 512 512 24-May-2023 The Vanguard Group, Inc. BUY 107.66 Ordinary 7,429 7,429 24-May-2023 The Vanguard Group, Inc. BUY 105.72 Ordinary 864 864 24-May-2023 The Vanguard Group, Inc. BUY 107.06 Ordinary 348 348 24-May-2023 The Vanguard Group, Inc. BUY 105.72 Ordinary 426 426 26-May-2023 The Vanguard Group, Inc. BUY 109.00 Ordinary 2,005 2,005 26-May-2023 The Vanguard Group, Inc. BUY 107.77 Ordinary 270 270 29-May-2023 The Vanguard Group, Inc. BUY 109.10 Ordinary 4,481 4,481 31-May-2023 The Vanguard Group, Inc. BUY 107.00 Ordinary 14,232 14,232 31-May-2023 The Vanguard Group, Inc. BUY 107.00 Ordinary 192 192 31-May-2023 The Vanguard Group, Inc. BUY 107.00 Ordinary 2,876 2,876 31-May-2023 The Vanguard Group, Inc. BUY 107.00 Ordinary 40 40 31-May-2023 The Vanguard Group, Inc. BUY 107.91 Ordinary 7,439 7,439 31-May-2023 The Vanguard Group, Inc. BUY 107.00 Ordinary 350 350 31-May-2023 The Vanguard Group, Inc. SELL 107.13 Ordinary (9,110) (9,110) 1-Jun-2023 The Vanguard Group, Inc. BUY 109.08 Ordinary 426 426 1-Jun-2023 The Vanguard Group, Inc. BUY 107.42 Ordinary 156 156 2-Jun-2023 The Vanguard Group, Inc. BUY 109.03 Ordinary 6,289 6,289 2-Jun-2023 The Vanguard Group, Inc. BUY 110.15 Ordinary 475 475 2-Jun-2023 The Vanguard Group, Inc. BUY 110.15 Ordinary 500 500 5-Jun-2023 The Vanguard Group, Inc. BUY 110.48 Ordinary 852 852 7-Jun-2023 The Vanguard Group, Inc. BUY 111.63 Ordinary 150 150 7-Jun-2023 The Vanguard Group, Inc. BUY 111.63 Ordinary 47 47 7-Jun-2023 The Vanguard Group, Inc. BUY 111.75 Ordinary 546 546 8-Jun-2023 The Vanguard Group, Inc. BUY 114.00 Ordinary 450 450 13-Jun-2023 The Vanguard Group, Inc. BUY 112.88 Ordinary 945 945 13-Jun-2023 The Vanguard Group, Inc. BUY 112.88 Ordinary 416 416 13-Jun-2023 The Vanguard Group, Inc. BUY 112.88 Ordinary 180 180 14-Jun-2023 The Vanguard Group, Inc. BUY 116.15 Ordinary 184 184 15-Jun-2023 The Vanguard Group, Inc. BUY 118.20 Ordinary 426 426 16-Jun-2023 The Vanguard Group, Inc. SELL 118.00 Ordinary (147) (147) 16-Jun-2023 The Vanguard Group, Inc. SELL 118.00 Ordinary (448) (448) 16-Jun-2023 The Vanguard Group, Inc. BUY 118.00 Ordinary 77 77 16-Jun-2023 The Vanguard Group, Inc. SELL 118.00 Ordinary (5,066) (5,066) 16-Jun-2023 The Vanguard Group, Inc. SELL 118.00 Ordinary (1,657) (1,657) 16-Jun-2023 The Vanguard Group, Inc. BUY 118.00 Ordinary 4,703 4,703 16-Jun-2023 The Vanguard Group, Inc. BUY 118.00 Ordinary 26 26 16-Jun-2023 The Vanguard Group, Inc. BUY 118.00 Ordinary 581 581 16-Jun-2023 The Vanguard Group, Inc. SELL 118.00 Ordinary (100) (100) 16-Jun-2023 The Vanguard Group, Inc. SELL 118.00 Ordinary (301) (301) 16-Jun-2023 The Vanguard Group, Inc. BUY 118.00 Ordinary 1,679 1,679 20-Jun-2023 The Vanguard Group, Inc. BUY 117.40 Ordinary 208 208 20-Jun-2023 The Vanguard Group, Inc. BUY 117.40 Ordinary 416 416 21-Jun-2023 The Vanguard Group, Inc. BUY 115.79 Ordinary 59 59 21-Jun-2023 The Vanguard Group, Inc. BUY 115.79 Ordinary 156 156 23-Jun-2023 The Vanguard Group, Inc. BUY 113.92 Ordinary 3,828 3,828 23-Jun-2023 The Vanguard Group, Inc. BUY 113.13 Ordinary 156 156 26-Jun-2023 The Vanguard Group, Inc. BUY 114.29 Ordinary 720 720 26-Jun-2023 The Vanguard Group, Inc. BUY 114.29 Ordinary 3,312 3,312 26-Jun-2023 The Vanguard Group, Inc. BUY 112.74 Ordinary 204 204 27-Jun-2023 The Vanguard Group, Inc. BUY 114.34 Ordinary 45 45 27-Jun-2023 The Vanguard Group, Inc. BUY 114.64 Ordinary 76 76 27-Jun-2023 The Vanguard Group, Inc. BUY 114.34 Ordinary 2,904 2,904 27-Jun-2023 The Vanguard Group, Inc. BUY 114.34 Ordinary 6,469 6,469 27-Jun-2023 The Vanguard Group, Inc. BUY 114.38 Ordinary 420 420 28-Jun-2023 The Vanguard Group, Inc. BUY 115.79 Ordinary 76 76 28-Jun-2023 The Vanguard Group, Inc. BUY 115.26 Ordinary 6,031 6,031 28-Jun-2023 The Vanguard Group, Inc. BUY 115.79 Ordinary 3,321 3,321 28-Jun-2023 The Vanguard Group, Inc. BUY 115.79 Ordinary 440 440 28-Jun-2023 The Vanguard Group, Inc. BUY 114.93 Ordinary 420 420 29-Jun-2023 The Vanguard Group, Inc. BUY 114.46 Ordinary 156 156 30-Jun-2023 The Vanguard Group, Inc. SELL 114.69 Ordinary (825) (825) 30-Jun-2023 The Vanguard Group, Inc. BUY 114.69 Ordinary 306 306 3-Jul-2023 The Vanguard Group, Inc. BUY 115.12 Ordinary 491 491 5-Jul-2023 The Vanguard Group, Inc. BUY 114.15 Ordinary 76 76 5-Jul-2023 The Vanguard Group, Inc. BUY 114.15 Ordinary 6,250 6,250 5-Jul-2023 The Vanguard Group, Inc. BUY 114.15 Ordinary 10,219 10,219 5-Jul-2023 The Vanguard Group, Inc. BUY 114.15 Ordinary 255 255 5-Jul-2023 The Vanguard Group, Inc. BUY 114.15 Ordinary 153 153 6-Jul-2023 The Vanguard Group, Inc. SELL 112.58 Ordinary (1,795) (1,795) Page 13 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 6-Jul-2023 The Vanguard Group, Inc. BUY 112.58 Ordinary 77 77 6-Jul-2023 The Vanguard Group, Inc. BUY 109.58 Ordinary 720 720 6-Jul-2023 The Vanguard Group, Inc. BUY 109.58 Ordinary 420 420 6-Jul-2023 The Vanguard Group, Inc. BUY 112.58 Ordinary 273 273 7-Jul-2023 The Vanguard Group, Inc. BUY 111.75 Ordinary 1,436 1,436 7-Jul-2023 The Vanguard Group, Inc. BUY 111.50 Ordinary 3,963 3,963 7-Jul-2023 The Vanguard Group, Inc. BUY 111.50 Ordinary 6,569 6,569 7-Jul-2023 The Vanguard Group, Inc. BUY 111.50 Ordinary 345 345 7-Jul-2023 The Vanguard Group, Inc. BUY 111.75 Ordinary 260 260 10-Jul-2023 The Vanguard Group, Inc. BUY 110.48 Ordinary 2,599 2,599 10-Jul-2023 The Vanguard Group, Inc. BUY 111.82 Ordinary 1,368 1,368 11-Jul-2023 The Vanguard Group, Inc. BUY 112.69 Ordinary 1,080 1,080 11-Jul-2023 The Vanguard Group, Inc. BUY 111.91 Ordinary 242 242 12-Jul-2023 The Vanguard Group, Inc. BUY 113.75 Ordinary 718 718 12-Jul-2023 The Vanguard Group, Inc. BUY 116.04 Ordinary 720 720 12-Jul-2023 The Vanguard Group, Inc. BUY 116.04 Ordinary 420 420 12-Jul-2023 The Vanguard Group, Inc. BUY 116.04 Ordinary 1,050 1,050 12-Jul-2023 The Vanguard Group, Inc. BUY 113.75 Ordinary 570 570 13-Jul-2023 The Vanguard Group, Inc. BUY 118.44 Ordinary 3,208 3,208 13-Jul-2023 The Vanguard Group, Inc. BUY 118.44 Ordinary 420 420 14-Jul-2023 The Vanguard Group, Inc. BUY 119.02 Ordinary 156 156 18-Jul-2023 The Vanguard Group, Inc. BUY 116.88 Ordinary 153 153 19-Jul-2023 The Vanguard Group, Inc. BUY 116.01 Ordinary 616 616 19-Jul-2023 The Vanguard Group, Inc. BUY 115.69 Ordinary 420 420 19-Jul-2023 The Vanguard Group, Inc. BUY 116.01 Ordinary 306 306 20-Jul-2023 The Vanguard Group, Inc. BUY 116.29 Ordinary 3,679 3,679 20-Jul-2023 The Vanguard Group, Inc. BUY 116.60 Ordinary 630 630 20-Jul-2023 The Vanguard Group, Inc. BUY 116.60 Ordinary 840 840 20-Jul-2023 The Vanguard Group, Inc. BUY 116.60 Ordinary 420 420 21-Jul-2023 The Vanguard Group, Inc. BUY 117.88 Ordinary 3,208 3,208 21-Jul-2023 The Vanguard Group, Inc. BUY 117.88 Ordinary 2,807 2,807 21-Jul-2023 The Vanguard Group, Inc. BUY 117.88 Ordinary 1,080 1,080 24-Jul-2023 The Vanguard Group, Inc. BUY 116.38 Ordinary 1,656 1,656 25-Jul-2023 The Vanguard Group, Inc. BUY 119.18 Ordinary 718 718 25-Jul-2023 The Vanguard Group, Inc. BUY 119.18 Ordinary 53 53 25-Jul-2023 The Vanguard Group, Inc. BUY 117.21 Ordinary 1,871 1,871 25-Jul-2023 The Vanguard Group, Inc. BUY 119.96 Ordinary 420 420 26-Jul-2023 The Vanguard Group, Inc. BUY 121.15 Ordinary 3,859 3,859 26-Jul-2023 The Vanguard Group, Inc. BUY 120.81 Ordinary 285 285 31-Jul-2023 The Vanguard Group, Inc. BUY 117.07 Ordinary 616 616 31-Jul-2023 The Vanguard Group, Inc. BUY 117.07 Ordinary 182 182 1-Aug-2023 The Vanguard Group, Inc. BUY 116.87 Ordinary 208 208 2-Aug-2023 The Vanguard Group, Inc. SELL 114.47 Ordinary (2,005) (2,005) 2-Aug-2023 The Vanguard Group, Inc. BUY 116.20 Ordinary 4,041 4,041 2-Aug-2023 The Vanguard Group, Inc. BUY 115.82 Ordinary 208 208 3-Aug-2023 The Vanguard Group, Inc. BUY 113.83 Ordinary 2,406 2,406 3-Aug-2023 The Vanguard Group, Inc. BUY 113.83 Ordinary 7,282 7,282 3-Aug-2023 The Vanguard Group, Inc. BUY 113.88 Ordinary 51 51 3-Aug-2023 The Vanguard Group, Inc. BUY 113.83 Ordinary 420 420 4-Aug-2023 The Vanguard Group, Inc. BUY 115.42 Ordinary 2,232 2,232 4-Aug-2023 The Vanguard Group, Inc. BUY 114.82 Ordinary 4,304 4,304 4-Aug-2023 The Vanguard Group, Inc. BUY 114.83 Ordinary 153 153 4-Aug-2023 The Vanguard Group, Inc. BUY 114.83 Ordinary 104 104 7-Aug-2023 The Vanguard Group, Inc. BUY 114.18 Ordinary 1,296 1,296 7-Aug-2023 The Vanguard Group, Inc. BUY 113.94 Ordinary 204 204 8-Aug-2023 The Vanguard Group, Inc. BUY 113.46 Ordinary 77 77 8-Aug-2023 The Vanguard Group, Inc. BUY 113.76 Ordinary 4,467 4,467 8-Aug-2023 The Vanguard Group, Inc. BUY 113.46 Ordinary 204 204 8-Aug-2023 The Vanguard Group, Inc. BUY 113.46 Ordinary 208 208 9-Aug-2023 The Vanguard Group, Inc. BUY 112.85 Ordinary 7,272 7,272 9-Aug-2023 The Vanguard Group, Inc. BUY 113.18 Ordinary 420 420 10-Aug-2023 The Vanguard Group, Inc. BUY 109.65 Ordinary 991 991 10-Aug-2023 The Vanguard Group, Inc. BUY 109.13 Ordinary 630 630 10-Aug-2023 The Vanguard Group, Inc. BUY 109.65 Ordinary 273 273 11-Aug-2023 The Vanguard Group, Inc. BUY 108.59 Ordinary 4,837 4,837 11-Aug-2023 The Vanguard Group, Inc. BUY 109.00 Ordinary 273 273 14-Aug-2023 The Vanguard Group, Inc. BUY 106.52 Ordinary 924 924 14-Aug-2023 The Vanguard Group, Inc. BUY 106.33 Ordinary 422 422 16-Aug-2023 The Vanguard Group, Inc. BUY 103.45 Ordinary 2,430 2,430 16-Aug-2023 The Vanguard Group, Inc. BUY 103.45 Ordinary 1,080 1,080 16-Aug-2023 The Vanguard Group, Inc. BUY 104.40 Ordinary 4,065 4,065 Page 14 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Aug-2023 The Vanguard Group, Inc. BUY 103.45 Ordinary 844 844 17-Aug-2023 The Vanguard Group, Inc. BUY 103.62 Ordinary 5,841 5,841 17-Aug-2023 The Vanguard Group, Inc. BUY 104.77 Ordinary 51 51 17-Aug-2023 The Vanguard Group, Inc. BUY 104.77 Ordinary 357 357 18-Aug-2023 The Vanguard Group, Inc. BUY 105.26 Ordinary 740 740 18-Aug-2023 The Vanguard Group, Inc. BUY 106.33 Ordinary 4,484 4,484 18-Aug-2023 The Vanguard Group, Inc. BUY 105.69 Ordinary 204 204 21-Aug-2023 The Vanguard Group, Inc. BUY 104.96 Ordinary 1,224 1,224 22-Aug-2023 The Vanguard Group, Inc. BUY 104.87 Ordinary 3,994 3,994 22-Aug-2023 The Vanguard Group, Inc. BUY 105.09 Ordinary 2,835 2,835 22-Aug-2023 The Vanguard Group, Inc. BUY 105.09 Ordinary 1,080 1,080 22-Aug-2023 The Vanguard Group, Inc. BUY 105.09 Ordinary 633 633 23-Aug-2023 The Vanguard Group, Inc. BUY 107.84 Ordinary 152 152 23-Aug-2023 The Vanguard Group, Inc. BUY 108.01 Ordinary 675 675 23-Aug-2023 The Vanguard Group, Inc. BUY 108.01 Ordinary 2,310 2,310 23-Aug-2023 The Vanguard Group, Inc. BUY 105.99 Ordinary 4,772 4,772 23-Aug-2023 The Vanguard Group, Inc. BUY 107.84 Ordinary 156 156 24-Aug-2023 The Vanguard Group, Inc. BUY 108.83 Ordinary 104 104 25-Aug-2023 The Vanguard Group, Inc. BUY 107.90 Ordinary 786 786 28-Aug-2023 The Vanguard Group, Inc. BUY 109.12 Ordinary 888 888 28-Aug-2023 The Vanguard Group, Inc. BUY 108.26 Ordinary 3,909 3,909 29-Aug-2023 The Vanguard Group, Inc. BUY 109.88 Ordinary 208 208 30-Aug-2023 The Vanguard Group, Inc. SELL 112.23 Ordinary (1,478) (1,478) 30-Aug-2023 The Vanguard Group, Inc. SELL 112.23 Ordinary (2,872) (2,872) 30-Aug-2023 The Vanguard Group, Inc. BUY 112.23 Ordinary 76 76 30-Aug-2023 The Vanguard Group, Inc. BUY 111.86 Ordinary 5,784 5,784 31-Aug-2023 The Vanguard Group, Inc. BUY 112.90 Ordinary 50 50 31-Aug-2023 The Vanguard Group, Inc. BUY 111.78 Ordinary 1,152 1,152 31-Aug-2023 The Vanguard Group, Inc. BUY 112.90 Ordinary 923 923 1-Sep-2023 The Vanguard Group, Inc. BUY 112.02 Ordinary 4,115 4,115 5-Sep-2023 The Vanguard Group, Inc. BUY 116.77 Ordinary 740 740 6-Sep-2023 The Vanguard Group, Inc. BUY 115.98 Ordinary 77 77 6-Sep-2023 The Vanguard Group, Inc. BUY 115.98 Ordinary 208 208 6-Sep-2023 The Vanguard Group, Inc. BUY 115.98 Ordinary 260 260 7-Sep-2023 The Vanguard Group, Inc. BUY 113.10 Ordinary 740 740 7-Sep-2023 The Vanguard Group, Inc. BUY 113.10 Ordinary 190 190 11-Sep-2023 The Vanguard Group, Inc. BUY 112.22 Ordinary 296 296 15-Sep-2023 The Vanguard Group, Inc. BUY 118.91 Ordinary 4,110 4,110 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (12) (12) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (16) (16) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (481) (481) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (574) (574) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (1,030) (1,030) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (1,228) (1,228) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (4,405) (4,405) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (3,697) (3,697) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (6,272) (6,272) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (7,470) (7,470) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (2,101) (2,101) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (1,763) (1,763) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (205) (205) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (244) (244) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (1,533) (1,533) 15-Sep-2023 The Vanguard Group, Inc. SELL 118.91 Ordinary (1,286) (1,286) 18-Sep-2023 The Vanguard Group, Inc. SELL 119.31 Ordinary (16,372) (16,372) 18-Sep-2023 The Vanguard Group, Inc. BUY 119.31 Ordinary 77 77 18-Sep-2023 The Vanguard Group, Inc. BUY 118.51 Ordinary 428 428 18-Sep-2023 The Vanguard Group, Inc. BUY 119.30 Ordinary 386 386 18-Sep-2023 The Vanguard Group, Inc. BUY 119.31 Ordinary 156 156 19-Sep-2023 The Vanguard Group, Inc. SELL 118.54 Ordinary (731) (731) 19-Sep-2023 The Vanguard Group, Inc. BUY 118.74 Ordinary 5,359 5,359 20-Sep-2023 The Vanguard Group, Inc. BUY 118.16 Ordinary 5,014 5,014 20-Sep-2023 The Vanguard Group, Inc. BUY 117.03 Ordinary 348 348 21-Sep-2023 The Vanguard Group, Inc. BUY 114.07 Ordinary 2,230 2,230 21-Sep-2023 The Vanguard Group, Inc. BUY 117.58 Ordinary 5,350 5,350 21-Sep-2023 The Vanguard Group, Inc. BUY 114.07 Ordinary 1,440 1,440 21-Sep-2023 The Vanguard Group, Inc. BUY 117.58 Ordinary 3,670 3,670 22-Sep-2023 The Vanguard Group, Inc. BUY 114.11 Ordinary 592 592 22-Sep-2023 The Vanguard Group, Inc. BUY 114.11 Ordinary 2,015 2,015 22-Sep-2023 The Vanguard Group, Inc. BUY 114.11 Ordinary 2,952 2,952 22-Sep-2023 The Vanguard Group, Inc. BUY 113.80 Ordinary 2,630 2,630 Page 15 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 25-Sep-2023 The Vanguard Group, Inc. BUY 113.18 Ordinary 2,689 2,689 25-Sep-2023 The Vanguard Group, Inc. BUY 112.65 Ordinary 426 426 26-Sep-2023 The Vanguard Group, Inc. BUY 112.52 Ordinary 3,896 3,896 26-Sep-2023 The Vanguard Group, Inc. BUY 110.90 Ordinary 156 156 27-Sep-2023 The Vanguard Group, Inc. BUY 111.05 Ordinary 34 34 27-Sep-2023 The Vanguard Group, Inc. BUY 111.05 Ordinary 5,699 5,699 27-Sep-2023 The Vanguard Group, Inc. BUY 111.05 Ordinary 1,649 1,649 27-Sep-2023 The Vanguard Group, Inc. BUY 111.05 Ordinary 7,706 7,706 27-Sep-2023 The Vanguard Group, Inc. BUY 111.05 Ordinary 4,537 4,537 27-Sep-2023 The Vanguard Group, Inc. BUY 111.05 Ordinary 273 273 28-Sep-2023 The Vanguard Group, Inc. SELL 112.40 Ordinary (42) (42) 28-Sep-2023 The Vanguard Group, Inc. BUY 112.06 Ordinary 9,144 9,144 28-Sep-2023 The Vanguard Group, Inc. SELL 112.40 Ordinary (281) (281) 28-Sep-2023 The Vanguard Group, Inc. BUY 112.06 Ordinary 8,633 8,633 2-Oct-2023 The Vanguard Group, Inc. SELL 113.16 Ordinary (679) (679) 3-Oct-2023 The Vanguard Group, Inc. BUY 112.18 Ordinary 447 447 3-Oct-2023 The Vanguard Group, Inc. BUY 112.76 Ordinary 4,942 4,942 3-Oct-2023 The Vanguard Group, Inc. BUY 112.80 Ordinary 208 208 4-Oct-2023 The Vanguard Group, Inc. BUY 113.92 Ordinary 4,040 4,040 4-Oct-2023 The Vanguard Group, Inc. BUY 112.80 Ordinary 5,968 5,968 4-Oct-2023 The Vanguard Group, Inc. BUY 112.80 Ordinary 2,759 2,759 4-Oct-2023 The Vanguard Group, Inc. BUY 112.80 Ordinary 1,853 1,853 4-Oct-2023 The Vanguard Group, Inc. BUY 113.62 Ordinary 273 273 5-Oct-2023 The Vanguard Group, Inc. SELL 111.91 Ordinary (1,540) (1,540) 5-Oct-2023 The Vanguard Group, Inc. BUY 112.53 Ordinary 5,043 5,043 6-Oct-2023 The Vanguard Group, Inc. BUY 113.19 Ordinary 208 208 9-Oct-2023 The Vanguard Group, Inc. BUY 113.67 Ordinary 1,440 1,440 9-Oct-2023 The Vanguard Group, Inc. BUY 113.20 Ordinary 468 468 10-Oct-2023 The Vanguard Group, Inc. BUY 113.07 Ordinary 288 288 10-Oct-2023 The Vanguard Group, Inc. BUY 112.19 Ordinary 554 554 11-Oct-2023 The Vanguard Group, Inc. BUY 113.79 Ordinary 7,828 7,828 11-Oct-2023 The Vanguard Group, Inc. BUY 114.10 Ordinary 6,417 6,417 11-Oct-2023 The Vanguard Group, Inc. BUY 114.10 Ordinary 1,502 1,502 12-Oct-2023 The Vanguard Group, Inc. BUY 112.99 Ordinary 808 808 12-Oct-2023 The Vanguard Group, Inc. BUY 112.99 Ordinary 420 420 13-Oct-2023 The Vanguard Group, Inc. SELL 113.72 Ordinary (610) (610) 16-Oct-2023 The Vanguard Group, Inc. BUY 115.72 Ordinary 204 204 17-Oct-2023 The Vanguard Group, Inc. BUY 117.11 Ordinary 77 77 17-Oct-2023 The Vanguard Group, Inc. BUY 118.10 Ordinary 8,921 8,921 17-Oct-2023 The Vanguard Group, Inc. BUY 118.10 Ordinary 5,048 5,048 18-Oct-2023 The Vanguard Group, Inc. BUY 117.41 Ordinary 273 273 19-Oct-2023 The Vanguard Group, Inc. SELL 114.00 Ordinary (2,909) (2,909) 19-Oct-2023 The Vanguard Group, Inc. BUY 114.48 Ordinary 1,152 1,152 19-Oct-2023 The Vanguard Group, Inc. BUY 114.00 Ordinary 4,412 4,412 19-Oct-2023 The Vanguard Group, Inc. BUY 114.00 Ordinary 268 268 23-Oct-2023 The Vanguard Group, Inc. BUY 112.38 Ordinary 5,096 5,096 23-Oct-2023 The Vanguard Group, Inc. BUY 112.38 Ordinary 5,403 5,403 24-Oct-2023 The Vanguard Group, Inc. BUY 113.60 Ordinary 231 231 24-Oct-2023 The Vanguard Group, Inc. SELL 114.05 Ordinary (745) (745) 24-Oct-2023 The Vanguard Group, Inc. BUY 114.05 Ordinary 576 576 25-Oct-2023 The Vanguard Group, Inc. BUY 115.96 Ordinary 5,325 5,325 25-Oct-2023 The Vanguard Group, Inc. BUY 115.77 Ordinary 420 420 25-Oct-2023 The Vanguard Group, Inc. BUY 116.27 Ordinary 204 204 26-Oct-2023 The Vanguard Group, Inc. BUY 117.67 Ordinary 1,505 1,505 26-Oct-2023 The Vanguard Group, Inc. BUY 117.67 Ordinary 5,994 5,994 26-Oct-2023 The Vanguard Group, Inc. BUY 117.67 Ordinary 532 532 27-Oct-2023 The Vanguard Group, Inc. BUY 117.73 Ordinary 9,295 9,295 27-Oct-2023 The Vanguard Group, Inc. BUY 117.32 Ordinary 7,716 7,716 31-Oct-2023 The Vanguard Group, Inc. BUY 118.74 Ordinary 5,298 5,298 31-Oct-2023 The Vanguard Group, Inc. BUY 117.58 Ordinary 156 156 31-Oct-2023 The Vanguard Group, Inc. BUY 117.58 Ordinary 408 408 1-Nov-2023 The Vanguard Group, Inc. BUY 120.44 Ordinary 1,853 1,853 1-Nov-2023 The Vanguard Group, Inc. BUY 119.03 Ordinary 7,772 7,772 1-Nov-2023 The Vanguard Group, Inc. SELL 118.42 Ordinary (1,069) (1,069) 3-Nov-2023 The Vanguard Group, Inc. SELL 122.60 Ordinary (44) (44) 3-Nov-2023 The Vanguard Group, Inc. BUY 122.81 Ordinary 360 360 6-Nov-2023 The Vanguard Group, Inc. BUY 121.50 Ordinary 14,893 14,893 6-Nov-2023 The Vanguard Group, Inc. SELL 121.50 Ordinary (1,795) (1,795) 6-Nov-2023 The Vanguard Group, Inc. BUY 120.59 Ordinary 450 450 7-Nov-2023 The Vanguard Group, Inc. BUY 121.34 Ordinary 7,284 7,284 7-Nov-2023 The Vanguard Group, Inc. BUY 121.42 Ordinary 2,030 2,030 Page 16 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 7-Nov-2023 The Vanguard Group, Inc. BUY 121.42 Ordinary 1,440 1,440 7-Nov-2023 The Vanguard Group, Inc. BUY 121.81 Ordinary 102 102 7-Nov-2023 The Vanguard Group, Inc. BUY 121.81 Ordinary 273 273 7-Nov-2023 The Vanguard Group, Inc. BUY 121.81 Ordinary 273 273 8-Nov-2023 The Vanguard Group, Inc. BUY 119.37 Ordinary 5,742 5,742 8-Nov-2023 The Vanguard Group, Inc. SELL 119.68 Ordinary (509) (509) 9-Nov-2023 The Vanguard Group, Inc. SELL 120.12 Ordinary (30,978) (30,978) 9-Nov-2023 The Vanguard Group, Inc. BUY 119.70 Ordinary 2,881 2,881 9-Nov-2023 The Vanguard Group, Inc. BUY 120.12 Ordinary 153 153 10-Nov-2023 The Vanguard Group, Inc. BUY 120.36 Ordinary 456 456 10-Nov-2023 The Vanguard Group, Inc. BUY 120.36 Ordinary 2,436 2,436 13-Nov-2023 The Vanguard Group, Inc. BUY 121.02 Ordinary 7,017 7,017 14-Nov-2023 The Vanguard Group, Inc. BUY 125.07 Ordinary 6,496 6,496 14-Nov-2023 The Vanguard Group, Inc. BUY 122.14 Ordinary 6,588 6,588 16-Nov-2023 The Vanguard Group, Inc. SELL 125.17 Ordinary (37,352) (37,352) 16-Nov-2023 The Vanguard Group, Inc. SELL 125.17 Ordinary (62) (62) 16-Nov-2023 The Vanguard Group, Inc. BUY 125.50 Ordinary 1,613 1,613 20-Nov-2023 The Vanguard Group, Inc. BUY 125.19 Ordinary 2,030 2,030 20-Nov-2023 The Vanguard Group, Inc. BUY 125.19 Ordinary 633 633 21-Nov-2023 The Vanguard Group, Inc. BUY 127.15 Ordinary 2,016 2,016 21-Nov-2023 The Vanguard Group, Inc. BUY 127.37 Ordinary 102 102 22-Nov-2023 The Vanguard Group, Inc. BUY 126.93 Ordinary 1,440 1,440 24-Nov-2023 The Vanguard Group, Inc. BUY 126.80 Ordinary 532 532 27-Nov-2023 The Vanguard Group, Inc. BUY 125.47 Ordinary 720 720 27-Nov-2023 The Vanguard Group, Inc. BUY 125.19 Ordinary 536 536 28-Nov-2023 The Vanguard Group, Inc. BUY 126.12 Ordinary 755 755 29-Nov-2023 The Vanguard Group, Inc. BUY 124.58 Ordinary 76 76 29-Nov-2023 The Vanguard Group, Inc. BUY 124.58 Ordinary 273 273 30-Nov-2023 The Vanguard Group, Inc. BUY 125.04 Ordinary 11,658 11,658 30-Nov-2023 The Vanguard Group, Inc. BUY 124.26 Ordinary 900 900 30-Nov-2023 The Vanguard Group, Inc. BUY 124.93 Ordinary 240,308 240,308 30-Nov-2023 The Vanguard Group, Inc. BUY 125.04 Ordinary 3,021 3,021 1-Dec-2023 The Vanguard Group, Inc. BUY 124.91 Ordinary 154 154 1-Dec-2023 The Vanguard Group, Inc. BUY 127.15 Ordinary 2,030 2,030 1-Dec-2023 The Vanguard Group, Inc. BUY 124.95 Ordinary 421 421 4-Dec-2023 The Vanguard Group, Inc. BUY 127.07 Ordinary 37 37 4-Dec-2023 The Vanguard Group, Inc. BUY 126.92 Ordinary 76 76 4-Dec-2023 The Vanguard Group, Inc. BUY 125.77 Ordinary 608 608 4-Dec-2023 The Vanguard Group, Inc. BUY 125.77 Ordinary 608 608 4-Dec-2023 The Vanguard Group, Inc. BUY 125.77 Ordinary 422 422 4-Dec-2023 The Vanguard Group, Inc. BUY 127.07 Ordinary 1,214 1,214 4-Dec-2023 The Vanguard Group, Inc. BUY 126.92 Ordinary 260 260 6-Dec-2023 The Vanguard Group, Inc. BUY 126.45 Ordinary 77 77 6-Dec-2023 The Vanguard Group, Inc. BUY 126.45 Ordinary 102 102 7-Dec-2023 The Vanguard Group, Inc. BUY 127.76 Ordinary 77 77 7-Dec-2023 The Vanguard Group, Inc. BUY 127.76 Ordinary 154 154 7-Dec-2023 The Vanguard Group, Inc. BUY 128.00 Ordinary 6,387 6,387 8-Dec-2023 The Vanguard Group, Inc. SELL 127.35 Ordinary (427) (427) 11-Dec-2023 The Vanguard Group, Inc. BUY 128.90 Ordinary 47 47 14-Dec-2023 The Vanguard Group, Inc. BUY 130.04 Ordinary 77 77 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 23 23 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 343 343 15-Dec-2023 The Vanguard Group, Inc. SELL 132.86 Ordinary (2,661) (2,661) 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 6,557 6,557 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 422 422 15-Dec-2023 The Vanguard Group, Inc. SELL 132.86 Ordinary (2,649) (2,649) 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 21 21 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 2 2 15-Dec-2023 The Vanguard Group, Inc. SELL 132.86 Ordinary (595) (595) 15-Dec-2023 The Vanguard Group, Inc. BUY 130.66 Ordinary 422 422 15-Dec-2023 The Vanguard Group, Inc. SELL 132.86 Ordinary (798) (798) 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 19 19 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 278 278 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 1,337 1,337 15-Dec-2023 The Vanguard Group, Inc. BUY 132.86 Ordinary 87 87 15-Dec-2023 The Vanguard Group, Inc. SELL 132.86 Ordinary (1,177) (1,177) 18-Dec-2023 The Vanguard Group, Inc. BUY 133.26 Ordinary 76 76 19-Dec-2023 The Vanguard Group, Inc. BUY 133.75 Ordinary 5,620 5,620 19-Dec-2023 The Vanguard Group, Inc. BUY 134.24 Ordinary 255 255 19-Dec-2023 The Vanguard Group, Inc. BUY 134.24 Ordinary 102 102 20-Dec-2023 The Vanguard Group, Inc. BUY 134.37 Ordinary 77 77 Page 17 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-Dec-2023 The Vanguard Group, Inc. BUY 133.72 Ordinary 4,724 4,724 21-Dec-2023 The Vanguard Group, Inc. BUY 133.25 Ordinary 4,355 4,355 22-Dec-2023 The Vanguard Group, Inc. BUY 134.40 Ordinary 231 231 27-Dec-2023 The Vanguard Group, Inc. BUY 135.32 Ordinary 3,080 3,080 27-Dec-2023 The Vanguard Group, Inc. BUY 136.04 Ordinary 730 730 28-Dec-2023 The Vanguard Group, Inc. SELL 136.29 Ordinary (49) (49) 28-Dec-2023 The Vanguard Group, Inc. BUY 136.29 Ordinary 380 380 28-Dec-2023 The Vanguard Group, Inc. BUY 136.29 Ordinary 96 96 28-Dec-2023 The Vanguard Group, Inc. BUY 135.62 Ordinary 1,312 1,312 28-Dec-2023 The Vanguard Group, Inc. BUY 135.26 Ordinary 624 624 28-Dec-2023 The Vanguard Group, Inc. BUY 136.29 Ordinary 153 153 28-Dec-2023 The Vanguard Group, Inc. BUY 136.29 Ordinary 306 306 29-Dec-2023 The Vanguard Group, Inc. BUY 135.88 Ordinary 730 730 2-Jan-2024 The Vanguard Group, Inc. SELL 134.30 Ordinary (3,876) (3,876) 2-Jan-2024 The Vanguard Group, Inc. BUY 134.30 Ordinary 1,500 1,500 4-Jan-2024 The Vanguard Group, Inc. BUY 134.50 Ordinary 77 77 4-Jan-2024 The Vanguard Group, Inc. BUY 134.34 Ordinary 664 664 4-Jan-2024 The Vanguard Group, Inc. BUY 134.50 Ordinary 102 102 5-Jan-2024 The Vanguard Group, Inc. BUY 132.27 Ordinary 4,400 4,400 5-Jan-2024 The Vanguard Group, Inc. SELL 132.27 Ordinary (2,943) (2,943) 5-Jan-2024 The Vanguard Group, Inc. BUY 134.01 Ordinary 5,310 5,310 9-Jan-2024 The Vanguard Group, Inc. BUY 131.90 Ordinary 77 77 9-Jan-2024 The Vanguard Group, Inc. BUY 132.07 Ordinary 3,825 3,825 9-Jan-2024 The Vanguard Group, Inc. BUY 132.07 Ordinary 429 429 9-Jan-2024 The Vanguard Group, Inc. BUY 131.90 Ordinary 306 306 10-Jan-2024 The Vanguard Group, Inc. BUY 128.85 Ordinary 1,022 1,022 10-Jan-2024 The Vanguard Group, Inc. BUY 128.89 Ordinary 141 141 10-Jan-2024 The Vanguard Group, Inc. BUY 128.85 Ordinary 900 900 10-Jan-2024 The Vanguard Group, Inc. BUY 128.85 Ordinary 600 600 10-Jan-2024 The Vanguard Group, Inc. BUY 128.89 Ordinary 405 405 10-Jan-2024 The Vanguard Group, Inc. BUY 128.90 Ordinary 204 204 11-Jan-2024 The Vanguard Group, Inc. BUY 128.68 Ordinary 4,677 4,677 11-Jan-2024 The Vanguard Group, Inc. BUY 128.54 Ordinary 5,132 5,132 12-Jan-2024 The Vanguard Group, Inc. BUY 129.15 Ordinary 154 154 12-Jan-2024 The Vanguard Group, Inc. BUY 129.08 Ordinary 1,664 1,664 16-Jan-2024 The Vanguard Group, Inc. BUY 126.66 Ordinary 154 154 16-Jan-2024 The Vanguard Group, Inc. BUY 126.62 Ordinary 1,022 1,022 16-Jan-2024 The Vanguard Group, Inc. BUY 126.62 Ordinary 750 750 16-Jan-2024 The Vanguard Group, Inc. BUY 126.66 Ordinary 102 102 17-Jan-2024 The Vanguard Group, Inc. BUY 126.54 Ordinary 48 48 17-Jan-2024 The Vanguard Group, Inc. BUY 126.02 Ordinary 1,500 1,500 17-Jan-2024 The Vanguard Group, Inc. BUY 127.73 Ordinary 10,716 10,716 17-Jan-2024 The Vanguard Group, Inc. BUY 127.73 Ordinary 3,873 3,873 18-Jan-2024 The Vanguard Group, Inc. BUY 128.45 Ordinary 2,000 2,000 18-Jan-2024 The Vanguard Group, Inc. BUY 128.45 Ordinary 984 984 18-Jan-2024 The Vanguard Group, Inc. BUY 125.70 Ordinary 3,890 3,890 18-Jan-2024 The Vanguard Group, Inc. BUY 128.45 Ordinary 1,500 1,500 19-Jan-2024 The Vanguard Group, Inc. BUY 128.21 Ordinary 730 730 19-Jan-2024 The Vanguard Group, Inc. BUY 127.79 Ordinary 7,033 7,033 19-Jan-2024 The Vanguard Group, Inc. BUY 128.21 Ordinary 1,950 1,950 19-Jan-2024 The Vanguard Group, Inc. BUY 128.21 Ordinary 1,500 1,500 19-Jan-2024 The Vanguard Group, Inc. BUY 127.79 Ordinary 4,051 4,051 19-Jan-2024 The Vanguard Group, Inc. BUY 127.90 Ordinary 2,965 2,965 19-Jan-2024 The Vanguard Group, Inc. BUY 128.00 Ordinary 95 95 22-Jan-2024 The Vanguard Group, Inc. BUY 128.03 Ordinary 77 77 23-Jan-2024 The Vanguard Group, Inc. BUY 127.80 Ordinary 718 718 23-Jan-2024 The Vanguard Group, Inc. BUY 127.91 Ordinary 730 730 23-Jan-2024 The Vanguard Group, Inc. BUY 127.91 Ordinary 2,400 2,400 23-Jan-2024 The Vanguard Group, Inc. BUY 125.81 Ordinary 9,590 9,590 24-Jan-2024 The Vanguard Group, Inc. BUY 129.02 Ordinary 77 77 24-Jan-2024 The Vanguard Group, Inc. BUY 129.69 Ordinary 3,498 3,498 25-Jan-2024 The Vanguard Group, Inc. SELL 129.84 Ordinary (933) (933) 29-Jan-2024 The Vanguard Group, Inc. BUY 131.82 Ordinary 342 342 29-Jan-2024 The Vanguard Group, Inc. BUY 132.50 Ordinary 522 522 29-Jan-2024 The Vanguard Group, Inc. BUY 131.82 Ordinary 306 306 29-Jan-2024 The Vanguard Group, Inc. BUY 131.82 Ordinary 160 160 30-Jan-2024 The Vanguard Group, Inc. BUY 132.46 Ordinary 154 154 30-Jan-2024 The Vanguard Group, Inc. BUY 132.46 Ordinary 153 153 30-Jan-2024 The Vanguard Group, Inc. BUY 132.48 Ordinary 225 225 30-Jan-2024 The Vanguard Group, Inc. BUY 132.99 Ordinary 338 338 30-Jan-2024 The Vanguard Group, Inc. SELL 132.99 Ordinary (735) (735) Page 18 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 31-Jan-2024 The Vanguard Group, Inc. BUY 132.25 Ordinary 3,800 3,800 1-Feb-2024 The Vanguard Group, Inc. SELL 132.89 Ordinary (1,680) (1,680) 1-Feb-2024 The Vanguard Group, Inc. BUY 132.89 Ordinary 2,400 2,400 1-Feb-2024 The Vanguard Group, Inc. BUY 132.89 Ordinary 1,800 1,800 1-Feb-2024 The Vanguard Group, Inc. BUY 132.89 Ordinary 1,950 1,950 1-Feb-2024 The Vanguard Group, Inc. BUY 132.89 Ordinary 975 975 1-Feb-2024 The Vanguard Group, Inc. BUY 131.51 Ordinary 4,727 4,727 2-Feb-2024 The Vanguard Group, Inc. BUY 132.00 Ordinary 1,232 1,232 2-Feb-2024 The Vanguard Group, Inc. BUY 132.00 Ordinary 77 77 2-Feb-2024 The Vanguard Group, Inc. BUY 130.01 Ordinary 1,606 1,606 2-Feb-2024 The Vanguard Group, Inc. BUY 132.00 Ordinary 153 153 5-Feb-2024 The Vanguard Group, Inc. BUY 128.27 Ordinary 2,400 2,400 5-Feb-2024 The Vanguard Group, Inc. BUY 129.12 Ordinary 40 40 6-Feb-2024 The Vanguard Group, Inc. BUY 128.41 Ordinary 77 77 6-Feb-2024 The Vanguard Group, Inc. BUY 128.41 Ordinary 77 77 6-Feb-2024 The Vanguard Group, Inc. BUY 128.41 Ordinary 306 306 7-Feb-2024 The Vanguard Group, Inc. BUY 129.18 Ordinary 876 876 7-Feb-2024 The Vanguard Group, Inc. BUY 129.18 Ordinary 2,000 2,000 7-Feb-2024 The Vanguard Group, Inc. BUY 129.18 Ordinary 600 600 7-Feb-2024 The Vanguard Group, Inc. BUY 129.18 Ordinary 1,650 1,650 7-Feb-2024 The Vanguard Group, Inc. BUY 129.61 Ordinary 538 538 7-Feb-2024 The Vanguard Group, Inc. BUY 129.61 Ordinary 208 208 12-Feb-2024 The Vanguard Group, Inc. BUY 128.93 Ordinary 77 77 12-Feb-2024 The Vanguard Group, Inc. BUY 129.73 Ordinary 6,000 6,000 13-Feb-2024 The Vanguard Group, Inc. BUY 126.84 Ordinary 2,175 2,175 13-Feb-2024 The Vanguard Group, Inc. BUY 126.84 Ordinary 600 600 13-Feb-2024 The Vanguard Group, Inc. BUY 129.52 Ordinary 4,918 4,918 15-Feb-2024 The Vanguard Group, Inc. BUY 127.39 Ordinary 77 77 15-Feb-2024 The Vanguard Group, Inc. BUY 127.40 Ordinary 4,092 4,092 16-Feb-2024 The Vanguard Group, Inc. SELL 128.30 Ordinary (319) (319) 16-Feb-2024 The Vanguard Group, Inc. BUY 129.45 Ordinary 1,022 1,022 16-Feb-2024 The Vanguard Group, Inc. BUY 129.45 Ordinary 3,600 3,600 16-Feb-2024 The Vanguard Group, Inc. BUY 129.45 Ordinary 1,650 1,650 16-Feb-2024 The Vanguard Group, Inc. BUY 128.42 Ordinary 6,226 6,226 20-Feb-2024 The Vanguard Group, Inc. BUY 128.04 Ordinary 77 77 20-Feb-2024 The Vanguard Group, Inc. BUY 127.71 Ordinary 1,268 1,268 21-Feb-2024 The Vanguard Group, Inc. BUY 125.04 Ordinary 2,359 2,359 21-Feb-2024 The Vanguard Group, Inc. BUY 125.80 Ordinary 103 103 21-Feb-2024 The Vanguard Group, Inc. BUY 125.80 Ordinary 3,412 3,412 21-Feb-2024 The Vanguard Group, Inc. BUY 125.04 Ordinary 4,750 4,750 21-Feb-2024 The Vanguard Group, Inc. BUY 125.80 Ordinary 102 102 22-Feb-2024 The Vanguard Group, Inc. BUY 124.36 Ordinary 374 374 22-Feb-2024 The Vanguard Group, Inc. BUY 124.35 Ordinary 97 97 23-Feb-2024 The Vanguard Group, Inc. BUY 124.40 Ordinary 154 154 26-Feb-2024 The Vanguard Group, Inc. BUY 122.50 Ordinary 1,350 1,350 28-Feb-2024 The Vanguard Group, Inc. BUY 123.38 Ordinary 42 42 28-Feb-2024 The Vanguard Group, Inc. BUY 123.38 Ordinary 3,780 3,780 29-Feb-2024 The Vanguard Group, Inc. BUY 123.78 Ordinary 3,451 3,451 29-Feb-2024 The Vanguard Group, Inc. BUY 122.99 Ordinary 4,690 4,690 1-Mar-2024 The Vanguard Group, Inc. BUY 124.87 Ordinary 632 632 1-Mar-2024 The Vanguard Group, Inc. BUY 124.61 Ordinary 2,009 2,009 1-Mar-2024 The Vanguard Group, Inc. BUY 124.87 Ordinary 208 208 1-Mar-2024 The Vanguard Group, Inc. SELL 124.87 Ordinary (320) (320) 4-Mar-2024 The Vanguard Group, Inc. BUY 123.41 Ordinary 77 77 4-Mar-2024 The Vanguard Group, Inc. BUY 123.50 Ordinary 876 876 4-Mar-2024 The Vanguard Group, Inc. BUY 123.41 Ordinary 52 52 4-Mar-2024 The Vanguard Group, Inc. BUY 123.41 Ordinary 102 102 5-Mar-2024 The Vanguard Group, Inc. BUY 124.77 Ordinary 924 924 5-Mar-2024 The Vanguard Group, Inc. BUY 124.77 Ordinary 76 76 5-Mar-2024 The Vanguard Group, Inc. BUY 124.77 Ordinary 1,153 1,153 5-Mar-2024 The Vanguard Group, Inc. BUY 124.78 Ordinary 3,398 3,398 6-Mar-2024 The Vanguard Group, Inc. BUY 123.64 Ordinary 76 76 6-Mar-2024 The Vanguard Group, Inc. BUY 123.64 Ordinary 19 19 6-Mar-2024 The Vanguard Group, Inc. BUY 123.64 Ordinary 7,513 7,513 6-Mar-2024 The Vanguard Group, Inc. BUY 123.64 Ordinary 2,640 2,640 6-Mar-2024 The Vanguard Group, Inc. BUY 123.64 Ordinary 478 478 6-Mar-2024 The Vanguard Group, Inc. BUY 123.64 Ordinary 104 104 7-Mar-2024 The Vanguard Group, Inc. BUY 120.62 Ordinary 84 84 7-Mar-2024 The Vanguard Group, Inc. BUY 121.39 Ordinary 1,500 1,500 7-Mar-2024 The Vanguard Group, Inc. BUY 120.62 Ordinary 160 160 8-Mar-2024 The Vanguard Group, Inc. BUY 119.90 Ordinary 73 73 Page 19 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 8-Mar-2024 The Vanguard Group, Inc. BUY 119.90 Ordinary 377 377 8-Mar-2024 The Vanguard Group, Inc. BUY 119.12 Ordinary 1,350 1,350 11-Mar-2024 The Vanguard Group, Inc. BUY 115.59 Ordinary 77 77 11-Mar-2024 The Vanguard Group, Inc. BUY 115.59 Ordinary 255 255 12-Mar-2024 The Vanguard Group, Inc. BUY 115.30 Ordinary 1,050 1,050 12-Mar-2024 The Vanguard Group, Inc. BUY 115.30 Ordinary 750 750 12-Mar-2024 The Vanguard Group, Inc. BUY 115.35 Ordinary 102 102 12-Mar-2024 The Vanguard Group, Inc. BUY 115.35 Ordinary 153 153 13-Mar-2024 The Vanguard Group, Inc. BUY 116.95 Ordinary 82 82 13-Mar-2024 The Vanguard Group, Inc. BUY 116.95 Ordinary 52 52 13-Mar-2024 The Vanguard Group, Inc. BUY 117.51 Ordinary 1,650 1,650 14-Mar-2024 The Vanguard Group, Inc. SELL 119.19 Ordinary (4,142) (4,142) 14-Mar-2024 The Vanguard Group, Inc. BUY 118.14 Ordinary 292 292 14-Mar-2024 The Vanguard Group, Inc. BUY 119.19 Ordinary 32 32 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (34) (34) 15-Mar-2024 The Vanguard Group, Inc. BUY 116.95 Ordinary 1,077 1,077 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (1) (1) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (2,807) (2,807) 15-Mar-2024 The Vanguard Group, Inc. BUY 117.09 Ordinary 3,591 3,591 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (1) (1) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (1,281) (1,281) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (307) (307) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (9) (9) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (18,218) (18,218) 15-Mar-2024 The Vanguard Group, Inc. BUY 117.09 Ordinary 1,500 1,500 15-Mar-2024 The Vanguard Group, Inc. BUY 117.09 Ordinary 1,125 1,125 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (4) (4) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (8,069) (8,069) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (13,477) (13,477) 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (7) (7) 15-Mar-2024 The Vanguard Group, Inc. BUY 116.95 Ordinary 2,230 2,230 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (3,278) (3,278) 15-Mar-2024 The Vanguard Group, Inc. BUY 116.95 Ordinary 400 400 15-Mar-2024 The Vanguard Group, Inc. SELL 116.95 Ordinary (2) (2) 18-Mar-2024 The Vanguard Group, Inc. BUY 117.48 Ordinary 312 312 19-Mar-2024 The Vanguard Group, Inc. SELL 120.39 Ordinary (5,654) (5,654) 19-Mar-2024 The Vanguard Group, Inc. BUY 120.39 Ordinary 102 102 21-Mar-2024 The Vanguard Group, Inc. BUY 121.82 Ordinary 3,639 3,639 21-Mar-2024 The Vanguard Group, Inc. BUY 121.82 Ordinary 534 534 21-Mar-2024 The Vanguard Group, Inc. BUY 121.14 Ordinary 102 102 22-Mar-2024 The Vanguard Group, Inc. BUY 120.80 Ordinary 620 620 22-Mar-2024 The Vanguard Group, Inc. BUY 120.80 Ordinary 1,500 1,500 22-Mar-2024 The Vanguard Group, Inc. BUY 121.66 Ordinary 5,800 5,800 25-Mar-2024 The Vanguard Group, Inc. SELL 121.62 Ordinary (3,270) (3,270) 25-Mar-2024 The Vanguard Group, Inc. BUY 121.56 Ordinary 4,708 4,708 25-Mar-2024 The Vanguard Group, Inc. BUY 121.56 Ordinary 496 496 26-Mar-2024 The Vanguard Group, Inc. BUY 121.67 Ordinary 3,154 3,154 26-Mar-2024 The Vanguard Group, Inc. BUY 121.41 Ordinary 52 52 26-Mar-2024 The Vanguard Group, Inc. BUY 121.41 Ordinary 1,200 1,200 27-Mar-2024 The Vanguard Group, Inc. BUY 120.93 Ordinary 2,430 2,430 27-Mar-2024 The Vanguard Group, Inc. BUY 120.93 Ordinary 7,490 7,490 27-Mar-2024 The Vanguard Group, Inc. BUY 120.93 Ordinary 4,596 4,596 27-Mar-2024 The Vanguard Group, Inc. BUY 120.93 Ordinary 3,147 3,147 27-Mar-2024 The Vanguard Group, Inc. BUY 120.93 Ordinary 5,414 5,414 27-Mar-2024 The Vanguard Group, Inc. BUY 120.93 Ordinary 327 327 27-Mar-2024 The Vanguard Group, Inc. BUY 119.20 Ordinary 3,047 3,047 28-Mar-2024 The Vanguard Group, Inc. BUY 121.76 Ordinary 80 80 28-Mar-2024 The Vanguard Group, Inc. BUY 121.79 Ordinary 2,394 2,394 28-Mar-2024 The Vanguard Group, Inc. BUY 121.79 Ordinary 900 900 2-Apr-2024 The Vanguard Group, Inc. BUY 122.10 Ordinary 3,200 3,200 2-Apr-2024 The Vanguard Group, Inc. BUY 122.10 Ordinary 1,500 1,500 2-Apr-2024 The Vanguard Group, Inc. BUY 122.10 Ordinary 675 675 2-Apr-2024 The Vanguard Group, Inc. BUY 122.10 Ordinary 1,350 1,350 2-Apr-2024 The Vanguard Group, Inc. BUY 122.51 Ordinary 3,487 3,487 2-Apr-2024 The Vanguard Group, Inc. BUY 122.51 Ordinary 2,271 2,271 2-Apr-2024 The Vanguard Group, Inc. BUY 122.59 Ordinary 102 102 3-Apr-2024 The Vanguard Group, Inc. BUY 123.06 Ordinary 160 160 3-Apr-2024 The Vanguard Group, Inc. BUY 123.70 Ordinary 372 372 3-Apr-2024 The Vanguard Group, Inc. BUY 123.70 Ordinary 975 975 3-Apr-2024 The Vanguard Group, Inc. BUY 123.06 Ordinary 306 306 3-Apr-2024 The Vanguard Group, Inc. BUY 123.06 Ordinary 504 504 Page 20 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 4-Apr-2024 The Vanguard Group, Inc. BUY 121.81 Ordinary 83 83 4-Apr-2024 The Vanguard Group, Inc. BUY 121.81 Ordinary 102 102 5-Apr-2024 The Vanguard Group, Inc. BUY 121.33 Ordinary 2,000 2,000 5-Apr-2024 The Vanguard Group, Inc. BUY 120.55 Ordinary 80 80 8-Apr-2024 The Vanguard Group, Inc. BUY 121.76 Ordinary 83 83 8-Apr-2024 The Vanguard Group, Inc. BUY 121.76 Ordinary 166 166 8-Apr-2024 The Vanguard Group, Inc. BUY 121.76 Ordinary 102 102 8-Apr-2024 The Vanguard Group, Inc. BUY 121.76 Ordinary 204 204 9-Apr-2024 The Vanguard Group, Inc. BUY 126.42 Ordinary 3,790 3,790 9-Apr-2024 The Vanguard Group, Inc. BUY 125.36 Ordinary 360 360 10-Apr-2024 The Vanguard Group, Inc. BUY 127.75 Ordinary 160 160 10-Apr-2024 The Vanguard Group, Inc. BUY 127.75 Ordinary 4,337 4,337 10-Apr-2024 The Vanguard Group, Inc. SELL 126.79 Ordinary (1,980) (1,980) 10-Apr-2024 The Vanguard Group, Inc. BUY 127.75 Ordinary 53 53 10-Apr-2024 The Vanguard Group, Inc. BUY 126.79 Ordinary 1,200 1,200 10-Apr-2024 The Vanguard Group, Inc. BUY 127.75 Ordinary 153 153 10-Apr-2024 The Vanguard Group, Inc. BUY 127.75 Ordinary 160 160 11-Apr-2024 The Vanguard Group, Inc. BUY 127.75 Ordinary 5,466 5,466 11-Apr-2024 The Vanguard Group, Inc. BUY 128.24 Ordinary 80 80 12-Apr-2024 The Vanguard Group, Inc. BUY 127.90 Ordinary 340 340 12-Apr-2024 The Vanguard Group, Inc. BUY 127.90 Ordinary 153 153 12-Apr-2024 The Vanguard Group, Inc. BUY 127.90 Ordinary 102 102 15-Apr-2024 The Vanguard Group, Inc. BUY 132.55 Ordinary 362 362 15-Apr-2024 The Vanguard Group, Inc. BUY 132.55 Ordinary 81 81 15-Apr-2024 The Vanguard Group, Inc. SELL 131.68 Ordinary (1,254) (1,254) 15-Apr-2024 The Vanguard Group, Inc. BUY 131.68 Ordinary 675 675 15-Apr-2024 The Vanguard Group, Inc. BUY 131.68 Ordinary 1,350 1,350 15-Apr-2024 The Vanguard Group, Inc. BUY 129.70 Ordinary 4,386 4,386 17-Apr-2024 The Vanguard Group, Inc. BUY 128.72 Ordinary 82 82 17-Apr-2024 The Vanguard Group, Inc. BUY 128.72 Ordinary 44 44 17-Apr-2024 The Vanguard Group, Inc. BUY 128.15 Ordinary 3,401 3,401 17-Apr-2024 The Vanguard Group, Inc. BUY 128.15 Ordinary 4,891 4,891 17-Apr-2024 The Vanguard Group, Inc. BUY 128.72 Ordinary 102 102 17-Apr-2024 The Vanguard Group, Inc. BUY 128.72 Ordinary 255 255 18-Apr-2024 The Vanguard Group, Inc. BUY 130.31 Ordinary 5,031 5,031 19-Apr-2024 The Vanguard Group, Inc. BUY 129.52 Ordinary 164 164 19-Apr-2024 The Vanguard Group, Inc. BUY 129.52 Ordinary 3,305 3,305 19-Apr-2024 The Vanguard Group, Inc. BUY 129.75 Ordinary 2,023 2,023 19-Apr-2024 The Vanguard Group, Inc. BUY 129.52 Ordinary 361 361 22-Apr-2024 The Vanguard Group, Inc. SELL 130.15 Ordinary (1,055) (1,055) 22-Apr-2024 The Vanguard Group, Inc. BUY 130.15 Ordinary 1,500 1,500 22-Apr-2024 The Vanguard Group, Inc. BUY 131.55 Ordinary 7,535 7,535 23-Apr-2024 The Vanguard Group, Inc. BUY 129.57 Ordinary 616 616 23-Apr-2024 The Vanguard Group, Inc. BUY 129.94 Ordinary 4,635 4,635 23-Apr-2024 The Vanguard Group, Inc. BUY 129.94 Ordinary 24 24 23-Apr-2024 The Vanguard Group, Inc. BUY 129.94 Ordinary 8,077 8,077 23-Apr-2024 The Vanguard Group, Inc. BUY 129.58 Ordinary 1,202 1,202 23-Apr-2024 The Vanguard Group, Inc. BUY 129.57 Ordinary 160 160 24-Apr-2024 The Vanguard Group, Inc. BUY 129.38 Ordinary 164 164 24-Apr-2024 The Vanguard Group, Inc. BUY 127.71 Ordinary 375 375 24-Apr-2024 The Vanguard Group, Inc. BUY 128.14 Ordinary 5,047 5,047 24-Apr-2024 The Vanguard Group, Inc. BUY 129.38 Ordinary 204 204 24-Apr-2024 The Vanguard Group, Inc. BUY 129.38 Ordinary 144 144 24-Apr-2024 The Vanguard Group, Inc. BUY 129.38 Ordinary 240 240 26-Apr-2024 The Vanguard Group, Inc. BUY 130.85 Ordinary 4,393 4,393 26-Apr-2024 The Vanguard Group, Inc. BUY 130.37 Ordinary 117 117 26-Apr-2024 The Vanguard Group, Inc. BUY 130.85 Ordinary 3,808 3,808 26-Apr-2024 The Vanguard Group, Inc. BUY 130.37 Ordinary 60 60 29-Apr-2024 The Vanguard Group, Inc. BUY 130.98 Ordinary 2,483 2,483 30-Apr-2024 The Vanguard Group, Inc. BUY 130.00 Ordinary 74 74 30-Apr-2024 The Vanguard Group, Inc. BUY 128.47 Ordinary 1,125 1,125 30-Apr-2024 The Vanguard Group, Inc. BUY 130.49 Ordinary 459 459 1-May-2024 The Vanguard Group, Inc. BUY 129.26 Ordinary 326 326 1-May-2024 The Vanguard Group, Inc. SELL 128.82 Ordinary (1,899) (1,899) 1-May-2024 The Vanguard Group, Inc. BUY 129.26 Ordinary 5,541 5,541 2-May-2024 The Vanguard Group, Inc. BUY 129.10 Ordinary 59 59 2-May-2024 The Vanguard Group, Inc. BUY 129.54 Ordinary 1,275 1,275 2-May-2024 The Vanguard Group, Inc. BUY 129.40 Ordinary 1,798 1,798 3-May-2024 The Vanguard Group, Inc. BUY 129.24 Ordinary 158 158 3-May-2024 The Vanguard Group, Inc. BUY 129.24 Ordinary 158 158 3-May-2024 The Vanguard Group, Inc. BUY 129.24 Ordinary 240 240 Page 21 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 6-May-2024 The Vanguard Group, Inc. BUY 130.42 Ordinary 8,888 8,888 6-May-2024 The Vanguard Group, Inc. BUY 130.42 Ordinary 600 600 7-May-2024 The Vanguard Group, Inc. BUY 131.71 Ordinary 4,215 4,215 7-May-2024 The Vanguard Group, Inc. BUY 131.71 Ordinary 90 90 7-May-2024 The Vanguard Group, Inc. BUY 132.10 Ordinary 600 600 7-May-2024 The Vanguard Group, Inc. BUY 131.71 Ordinary 259 259 7-May-2024 The Vanguard Group, Inc. BUY 131.71 Ordinary 288 288 8-May-2024 The Vanguard Group, Inc. BUY 130.20 Ordinary 4,691 4,691 8-May-2024 The Vanguard Group, Inc. BUY 130.20 Ordinary 3,476 3,476 8-May-2024 The Vanguard Group, Inc. BUY 130.20 Ordinary 2,444 2,444 8-May-2024 The Vanguard Group, Inc. BUY 130.20 Ordinary 153 153 8-May-2024 The Vanguard Group, Inc. BUY 130.20 Ordinary 2,493 2,493 10-May-2024 The Vanguard Group, Inc. BUY 130.95 Ordinary 2,805 2,805 10-May-2024 The Vanguard Group, Inc. BUY 130.00 Ordinary 1,584 1,584 10-May-2024 The Vanguard Group, Inc. BUY 130.00 Ordinary 3,750 3,750 10-May-2024 The Vanguard Group, Inc. BUY 130.00 Ordinary 2,625 2,625 10-May-2024 The Vanguard Group, Inc. BUY 130.02 Ordinary 2,350 2,350 10-May-2024 The Vanguard Group, Inc. BUY 130.00 Ordinary 606 606 10-May-2024 The Vanguard Group, Inc. BUY 130.02 Ordinary 462 462 10-May-2024 The Vanguard Group, Inc. BUY 130.02 Ordinary 360 360 10-May-2024 The Vanguard Group, Inc. BUY 130.02 Ordinary 306 306 13-May-2024 The Vanguard Group, Inc. BUY 129.04 Ordinary 240 240 14-May-2024 The Vanguard Group, Inc. BUY 128.12 Ordinary 156 156 15-May-2024 The Vanguard Group, Inc. BUY 130.12 Ordinary 1,985 1,985 15-May-2024 The Vanguard Group, Inc. BUY 129.48 Ordinary 65 65 15-May-2024 The Vanguard Group, Inc. BUY 129.48 Ordinary 3,888 3,888 15-May-2024 The Vanguard Group, Inc. BUY 130.12 Ordinary 600 600 15-May-2024 The Vanguard Group, Inc. BUY 129.48 Ordinary 204 204 15-May-2024 The Vanguard Group, Inc. BUY 129.48 Ordinary 480 480 16-May-2024 The Vanguard Group, Inc. BUY 130.99 Ordinary 2,674 2,674 17-May-2024 The Vanguard Group, Inc. BUY 132.15 Ordinary 2,418 2,418 17-May-2024 The Vanguard Group, Inc. BUY 133.18 Ordinary 1,500 1,500 17-May-2024 The Vanguard Group, Inc. BUY 132.15 Ordinary 416 416 17-May-2024 The Vanguard Group, Inc. BUY 132.15 Ordinary 2,803 2,803 17-May-2024 The Vanguard Group, Inc. BUY 132.15 Ordinary 284 284 20-May-2024 The Vanguard Group, Inc. BUY 135.87 Ordinary 75 75 20-May-2024 The Vanguard Group, Inc. BUY 134.13 Ordinary 4,134 4,134 21-May-2024 The Vanguard Group, Inc. BUY 134.09 Ordinary 160 160 22-May-2024 The Vanguard Group, Inc. BUY 136.17 Ordinary 156 156 23-May-2024 The Vanguard Group, Inc. BUY 133.50 Ordinary 3,425 3,425 23-May-2024 The Vanguard Group, Inc. BUY 133.50 Ordinary 240 240 24-May-2024 The Vanguard Group, Inc. BUY 132.50 Ordinary 9,548 9,548 24-May-2024 The Vanguard Group, Inc. BUY 132.50 Ordinary 75 75 24-May-2024 The Vanguard Group, Inc. SELL 132.40 Ordinary (6,165) (6,165) 24-May-2024 The Vanguard Group, Inc. BUY 132.50 Ordinary 160 160 28-May-2024 The Vanguard Group, Inc. BUY 130.27 Ordinary 1,985 1,985 28-May-2024 The Vanguard Group, Inc. BUY 131.62 Ordinary 255 255 29-May-2024 The Vanguard Group, Inc. BUY 129.66 Ordinary 28 28 29-May-2024 The Vanguard Group, Inc. BUY 129.66 Ordinary 2,005 2,005 29-May-2024 The Vanguard Group, Inc. BUY 129.66 Ordinary 153 153 30-May-2024 The Vanguard Group, Inc. BUY 127.66 Ordinary 156 156 30-May-2024 The Vanguard Group, Inc. BUY 129.44 Ordinary 1,985 1,985 30-May-2024 The Vanguard Group, Inc. BUY 127.66 Ordinary 357 357 31-May-2024 The Vanguard Group, Inc. BUY 128.96 Ordinary 7,349 7,349 31-May-2024 The Vanguard Group, Inc. BUY 128.96 Ordinary 4,875 4,875 31-May-2024 The Vanguard Group, Inc. BUY 128.96 Ordinary 156 156 31-May-2024 The Vanguard Group, Inc. BUY 128.96 Ordinary 65 65 31-May-2024 The Vanguard Group, Inc. BUY 128.96 Ordinary 72 72 31-May-2024 The Vanguard Group, Inc. BUY 128.96 Ordinary 204 204 3-Jun-2024 The Vanguard Group, Inc. BUY 128.52 Ordinary 6,750 6,750 4-Jun-2024 The Vanguard Group, Inc. BUY 127.47 Ordinary 78 78 4-Jun-2024 The Vanguard Group, Inc. SELL 127.10 Ordinary (1,055) (1,055) 4-Jun-2024 The Vanguard Group, Inc. BUY 128.65 Ordinary 6,896 6,896 4-Jun-2024 The Vanguard Group, Inc. BUY 127.47 Ordinary 72 72 5-Jun-2024 The Vanguard Group, Inc. SELL 126.23 Ordinary (3,376) (3,376) 5-Jun-2024 The Vanguard Group, Inc. BUY 125.60 Ordinary 1,764 1,764 5-Jun-2024 The Vanguard Group, Inc. BUY 125.60 Ordinary 153 153 6-Jun-2024 The Vanguard Group, Inc. BUY 124.51 Ordinary 360 360 6-Jun-2024 The Vanguard Group, Inc. BUY 124.51 Ordinary 612 612 6-Jun-2024 The Vanguard Group, Inc. BUY 124.51 Ordinary 102 102 7-Jun-2024 The Vanguard Group, Inc. BUY 125.31 Ordinary 645 645 Page 22 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 7-Jun-2024 The Vanguard Group, Inc. BUY 125.31 Ordinary 320 320 11-Jun-2024 The Vanguard Group, Inc. BUY 122.91 Ordinary 48 48 11-Jun-2024 The Vanguard Group, Inc. BUY 123.86 Ordinary 57 57 11-Jun-2024 The Vanguard Group, Inc. BUY 122.91 Ordinary 102 102 11-Jun-2024 The Vanguard Group, Inc. BUY 122.91 Ordinary 459 459 12-Jun-2024 The Vanguard Group, Inc. BUY 122.06 Ordinary 450 450 13-Jun-2024 The Vanguard Group, Inc. BUY 120.62 Ordinary 62 62 14-Jun-2024 The Vanguard Group, Inc. BUY 120.20 Ordinary 204 204 17-Jun-2024 The Vanguard Group, Inc. BUY 118.56 Ordinary 372 372 17-Jun-2024 The Vanguard Group, Inc. BUY 118.56 Ordinary 1,320 1,320 17-Jun-2024 The Vanguard Group, Inc. BUY 118.56 Ordinary 3,300 3,300 18-Jun-2024 The Vanguard Group, Inc. BUY 119.21 Ordinary 868 868 18-Jun-2024 The Vanguard Group, Inc. BUY 119.21 Ordinary 3,176 3,176 18-Jun-2024 The Vanguard Group, Inc. BUY 119.21 Ordinary 3,960 3,960 18-Jun-2024 The Vanguard Group, Inc. BUY 119.21 Ordinary 1,500 1,500 18-Jun-2024 The Vanguard Group, Inc. BUY 119.26 Ordinary 51 51 20-Jun-2024 The Vanguard Group, Inc. BUY 119.67 Ordinary 75 75 21-Jun-2024 The Vanguard Group, Inc. BUY 120.25 Ordinary 3,733 3,733 21-Jun-2024 The Vanguard Group, Inc. BUY 120.25 Ordinary 78 78 21-Jun-2024 The Vanguard Group, Inc. SELL 119.98 Ordinary (1,688) (1,688) 21-Jun-2024 The Vanguard Group, Inc. SELL 120.25 Ordinary (2,233) (2,233) 21-Jun-2024 The Vanguard Group, Inc. BUY 119.98 Ordinary 1,116 1,116 21-Jun-2024 The Vanguard Group, Inc. SELL 120.25 Ordinary (51) (51) 21-Jun-2024 The Vanguard Group, Inc. BUY 120.25 Ordinary 898 898 21-Jun-2024 The Vanguard Group, Inc. BUY 120.25 Ordinary 10,059 10,059 21-Jun-2024 The Vanguard Group, Inc. SELL 120.25 Ordinary (1,468) (1,468) 7-Apr-2022 Vanguard Investments Australia Ltd. BUY 118.74 Ordinary 1,815 1,815 8-Apr-2022 Vanguard Investments Australia Ltd. BUY 118.98 Ordinary 1,210 1,210 11-Apr-2022 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary 1,210 1,210 12-Apr-2022 Vanguard Investments Australia Ltd. BUY 118.09 Ordinary 1,212 1,212 13-Apr-2022 Vanguard Investments Australia Ltd. BUY 120.50 Ordinary 4,710 4,710 14-Apr-2022 Vanguard Investments Australia Ltd. BUY 120.54 Ordinary 418 418 20-Apr-2022 Vanguard Investments Australia Ltd. BUY 118.30 Ordinary 1,212 1,212 21-Apr-2022 Vanguard Investments Australia Ltd. BUY 116.36 Ordinary 1,212 1,212 22-Apr-2022 Vanguard Investments Australia Ltd. BUY 113.60 Ordinary 3,140 3,140 22-Apr-2022 Vanguard Investments Australia Ltd. BUY 113.60 Ordinary 1,818 1,818 26-Apr-2022 Vanguard Investments Australia Ltd. BUY 108.76 Ordinary 28,260 28,260 26-Apr-2022 Vanguard Investments Australia Ltd. BUY 108.76 Ordinary 1,212 1,212 27-Apr-2022 Vanguard Investments Australia Ltd. BUY 108.96 Ordinary 1,570 1,570 27-Apr-2022 Vanguard Investments Australia Ltd. BUY 108.96 Ordinary 1,605 1,605 27-Apr-2022 Vanguard Investments Australia Ltd. BUY 108.96 Ordinary 3,025 3,025 27-Apr-2022 Vanguard Investments Australia Ltd. BUY 108.96 Ordinary 1,815 1,815 27-Apr-2022 Vanguard Investments Australia Ltd. BUY 108.96 Ordinary 418 418 28-Apr-2022 Vanguard Investments Australia Ltd. BUY 112.80 Ordinary 3,140 3,140 29-Apr-2022 Vanguard Investments Australia Ltd. SELL 112.83 Ordinary (34,110) (34,110) 29-Apr-2022 Vanguard Investments Australia Ltd. BUY 112.83 Ordinary 2,420 2,420 3-May-2022 Vanguard Investments Australia Ltd. BUY 111.85 Ordinary 4,818 4,818 4-May-2022 Vanguard Investments Australia Ltd. BUY 111.11 Ordinary 1,565 1,565 5-May-2022 Vanguard Investments Australia Ltd. BUY 111.58 Ordinary 4,695 4,695 5-May-2022 Vanguard Investments Australia Ltd. SELL 111.58 Ordinary (7,109) (7,109) 6-May-2022 Vanguard Investments Australia Ltd. BUY 109.26 Ordinary 2,420 2,420 9-May-2022 Vanguard Investments Australia Ltd. BUY 106.80 Ordinary 939 939 9-May-2022 Vanguard Investments Australia Ltd. BUY 106.80 Ordinary 5,008 5,008 10-May-2022 Vanguard Investments Australia Ltd. BUY 102.97 Ordinary 21,597 21,597 10-May-2022 Vanguard Investments Australia Ltd. BUY 102.97 Ordinary 3,130 3,130 11-May-2022 Vanguard Investments Australia Ltd. BUY 105.64 Ordinary 2,428 2,428 16-May-2022 Vanguard Investments Australia Ltd. BUY 104.40 Ordinary 3,756 3,756 16-May-2022 Vanguard Investments Australia Ltd. BUY 104.40 Ordinary 1,565 1,565 16-May-2022 Vanguard Investments Australia Ltd. BUY 104.40 Ordinary 1,824 1,824 18-May-2022 Vanguard Investments Australia Ltd. BUY 108.86 Ordinary 3,756 3,756 18-May-2022 Vanguard Investments Australia Ltd. BUY 108.86 Ordinary 1,216 1,216 20-May-2022 Vanguard Investments Australia Ltd. BUY 108.35 Ordinary 3,768 3,768 20-May-2022 Vanguard Investments Australia Ltd. BUY 108.35 Ordinary 1,827 1,827 24-May-2022 Vanguard Investments Australia Ltd. BUY 110.47 Ordinary 608 608 25-May-2022 Vanguard Investments Australia Ltd. BUY 111.96 Ordinary 609 609 27-May-2022 Vanguard Investments Australia Ltd. BUY 113.39 Ordinary 421 421 30-May-2022 Vanguard Investments Australia Ltd. BUY 113.80 Ordinary 3,130 3,130 30-May-2022 Vanguard Investments Australia Ltd. BUY 113.80 Ordinary 2,436 2,436 30-May-2022 Vanguard Investments Australia Ltd. SELL 113.80 Ordinary (421) (421) 31-May-2022 Vanguard Investments Australia Ltd. BUY 114.45 Ordinary 421 421 31-May-2022 Vanguard Investments Australia Ltd. BUY 114.45 Ordinary 541 541 Page 23 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 3-Jun-2022 Vanguard Investments Australia Ltd. BUY 116.03 Ordinary 3,744 3,744 3-Jun-2022 Vanguard Investments Australia Ltd. BUY 116.03 Ordinary 2,436 2,436 7-Jun-2022 Vanguard Investments Australia Ltd. BUY 116.55 Ordinary 17,784 17,784 8-Jun-2022 Vanguard Investments Australia Ltd. BUY 118.92 Ordinary 3,744 3,744 8-Jun-2022 Vanguard Investments Australia Ltd. BUY 118.92 Ordinary 1,218 1,218 8-Jun-2022 Vanguard Investments Australia Ltd. BUY 118.92 Ordinary 3,045 3,045 9-Jun-2022 Vanguard Investments Australia Ltd. BUY 117.47 Ordinary 426 426 10-Jun-2022 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary 6,240 6,240 14-Jun-2022 Vanguard Investments Australia Ltd. BUY 111.05 Ordinary 4,665 4,665 14-Jun-2022 Vanguard Investments Australia Ltd. BUY 111.05 Ordinary 2,488 2,488 14-Jun-2022 Vanguard Investments Australia Ltd. BUY 111.05 Ordinary 1,555 1,555 14-Jun-2022 Vanguard Investments Australia Ltd. BUY 111.05 Ordinary 2,436 2,436 14-Jun-2022 Vanguard Investments Australia Ltd. BUY 111.05 Ordinary 1,827 1,827 15-Jun-2022 Vanguard Investments Australia Ltd. BUY 110.96 Ordinary 426 426 16-Jun-2022 Vanguard Investments Australia Ltd. BUY 111.70 Ordinary 613 613 16-Jun-2022 Vanguard Investments Australia Ltd. BUY 111.70 Ordinary 3,065 3,065 17-Jun-2022 Vanguard Investments Australia Ltd. BUY 107.01 Ordinary 22,356 22,356 17-Jun-2022 Vanguard Investments Australia Ltd. BUY 107.01 Ordinary 4,056 4,056 17-Jun-2022 Vanguard Investments Australia Ltd. BUY 107.01 Ordinary 1,839 1,839 17-Jun-2022 Vanguard Investments Australia Ltd. SELL 107.02 Ordinary (208,025) (208,025) 17-Jun-2022 Vanguard Investments Australia Ltd. SELL 107.43 Ordinary (71) (71) 22-Jun-2022 Vanguard Investments Australia Ltd. BUY 104.50 Ordinary 1,590 1,590 23-Jun-2022 Vanguard Investments Australia Ltd. BUY 102.63 Ordinary 3,120 3,120 23-Jun-2022 Vanguard Investments Australia Ltd. BUY 102.63 Ordinary 1,560 1,560 23-Jun-2022 Vanguard Investments Australia Ltd. BUY 102.63 Ordinary 2,184 2,184 23-Jun-2022 Vanguard Investments Australia Ltd. BUY 102.63 Ordinary 2,120 2,120 24-Jun-2022 Vanguard Investments Australia Ltd. BUY 101.40 Ordinary 2,120 2,120 27-Jun-2022 Vanguard Investments Australia Ltd. BUY 103.81 Ordinary 2,184 2,184 27-Jun-2022 Vanguard Investments Australia Ltd. BUY 103.81 Ordinary 852 852 28-Jun-2022 Vanguard Investments Australia Ltd. BUY 106.92 Ordinary 3,120 3,120 28-Jun-2022 Vanguard Investments Australia Ltd. BUY 106.92 Ordinary 1,560 1,560 28-Jun-2022 Vanguard Investments Australia Ltd. BUY 106.92 Ordinary 1,560 1,560 28-Jun-2022 Vanguard Investments Australia Ltd. BUY 106.92 Ordinary 2,496 2,496 28-Jun-2022 Vanguard Investments Australia Ltd. BUY 106.92 Ordinary 2,650 2,650 29-Jun-2022 Vanguard Investments Australia Ltd. SELL 106.23 Ordinary (939) (939) 30-Jun-2022 Vanguard Investments Australia Ltd. SELL 102.70 Ordinary (22,554) (22,554) 30-Jun-2022 Vanguard Investments Australia Ltd. SELL 102.70 Ordinary (1,123) (1,123) 1-Jul-2022 Vanguard Investments Australia Ltd. BUY 100.34 Ordinary 2,135 2,135 1-Jul-2022 Vanguard Investments Australia Ltd. BUY 100.34 Ordinary 2,440 2,440 1-Jul-2022 Vanguard Investments Australia Ltd. BUY 100.34 Ordinary 3,050 3,050 4-Jul-2022 Vanguard Investments Australia Ltd. BUY 100.74 Ordinary 3,050 3,050 4-Jul-2022 Vanguard Investments Australia Ltd. BUY 100.74 Ordinary 2,600 2,600 6-Jul-2022 Vanguard Investments Australia Ltd. BUY 93.37 Ordinary 2,600 2,600 7-Jul-2022 Vanguard Investments Australia Ltd. BUY 97.18 Ordinary 4,680 4,680 8-Jul-2022 Vanguard Investments Australia Ltd. BUY 97.43 Ordinary 2,080 2,080 11-Jul-2022 Vanguard Investments Australia Ltd. BUY 95.36 Ordinary 3,050 3,050 13-Jul-2022 Vanguard Investments Australia Ltd. SELL 94.10 Ordinary (15,909) (15,909) 13-Jul-2022 Vanguard Investments Australia Ltd. BUY 94.10 Ordinary 2,600 2,600 15-Jul-2022 Vanguard Investments Australia Ltd. SELL 93.27 Ordinary (3,952) (3,952) 15-Jul-2022 Vanguard Investments Australia Ltd. BUY 93.27 Ordinary 2,128 2,128 15-Jul-2022 Vanguard Investments Australia Ltd. BUY 93.27 Ordinary 412 412 18-Jul-2022 Vanguard Investments Australia Ltd. BUY 95.27 Ordinary 2,600 2,600 20-Jul-2022 Vanguard Investments Australia Ltd. BUY 97.80 Ordinary 2,432 2,432 20-Jul-2022 Vanguard Investments Australia Ltd. BUY 97.80 Ordinary 6,080 6,080 21-Jul-2022 Vanguard Investments Australia Ltd. BUY 95.83 Ordinary 9,100 9,100 22-Jul-2022 Vanguard Investments Australia Ltd. BUY 96.26 Ordinary 4,575 4,575 22-Jul-2022 Vanguard Investments Australia Ltd. BUY 96.26 Ordinary 2,072 2,072 26-Jul-2022 Vanguard Investments Australia Ltd. BUY 98.96 Ordinary 2,072 2,072 27-Jul-2022 Vanguard Investments Australia Ltd. BUY 96.98 Ordinary 1,233 1,233 28-Jul-2022 Vanguard Investments Australia Ltd. BUY 97.70 Ordinary 4,560 4,560 1-Aug-2022 Vanguard Investments Australia Ltd. BUY 98.92 Ordinary 1,036 1,036 1-Aug-2022 Vanguard Investments Australia Ltd. BUY 98.92 Ordinary 2,072 2,072 1-Aug-2022 Vanguard Investments Australia Ltd. SELL 98.92 Ordinary (411) (411) 2-Aug-2022 Vanguard Investments Australia Ltd. BUY 97.30 Ordinary 1,520 1,520 3-Aug-2022 Vanguard Investments Australia Ltd. BUY 96.80 Ordinary 1,554 1,554 3-Aug-2022 Vanguard Investments Australia Ltd. BUY 96.80 Ordinary 2,590 2,590 4-Aug-2022 Vanguard Investments Australia Ltd. BUY 95.30 Ordinary 4,545 4,545 5-Aug-2022 Vanguard Investments Australia Ltd. BUY 97.74 Ordinary 2,072 2,072 8-Aug-2022 Vanguard Investments Australia Ltd. BUY 99.57 Ordinary 1,520 1,520 9-Aug-2022 Vanguard Investments Australia Ltd. BUY 99.39 Ordinary 518 518 11-Aug-2022 Vanguard Investments Australia Ltd. BUY 95.28 Ordinary 412 412 Page 24 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 12-Aug-2022 Vanguard Investments Australia Ltd. BUY 95.41 Ordinary 2,595 2,595 16-Aug-2022 Vanguard Investments Australia Ltd. BUY 95.93 Ordinary 1,525 1,525 16-Aug-2022 Vanguard Investments Australia Ltd. BUY 95.93 Ordinary 2,076 2,076 18-Aug-2022 Vanguard Investments Australia Ltd. BUY 97.10 Ordinary 1,830 1,830 18-Aug-2022 Vanguard Investments Australia Ltd. BUY 97.10 Ordinary 1,040 1,040 19-Aug-2022 Vanguard Investments Australia Ltd. BUY 98.53 Ordinary 4,575 4,575 24-Aug-2022 Vanguard Investments Australia Ltd. BUY 97.10 Ordinary 4,575 4,575 24-Aug-2022 Vanguard Investments Australia Ltd. BUY 97.10 Ordinary 1,563 1,563 25-Aug-2022 Vanguard Investments Australia Ltd. BUY 97.26 Ordinary 2,084 2,084 29-Aug-2022 Vanguard Investments Australia Ltd. BUY 96.29 Ordinary 826 826 31-Aug-2022 Vanguard Investments Australia Ltd. BUY 94.50 Ordinary 6,100 6,100 31-Aug-2022 Vanguard Investments Australia Ltd. BUY 94.50 Ordinary 2,088 2,088 31-Aug-2022 Vanguard Investments Australia Ltd. BUY 94.50 Ordinary 1,566 1,566 31-Aug-2022 Vanguard Investments Australia Ltd. BUY 94.50 Ordinary 139 139 1-Sep-2022 Vanguard Investments Australia Ltd. BUY 92.52 Ordinary 1,535 1,535 1-Sep-2022 Vanguard Investments Australia Ltd. BUY 92.52 Ordinary 503 503 2-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.19 Ordinary 1,578 1,578 2-Sep-2022 Vanguard Investments Australia Ltd. SELL 90.19 Ordinary (418) (418) 5-Sep-2022 Vanguard Investments Australia Ltd. BUY 91.77 Ordinary 7,650 7,650 5-Sep-2022 Vanguard Investments Australia Ltd. BUY 91.77 Ordinary 1,923 1,923 5-Sep-2022 Vanguard Investments Australia Ltd. BUY 91.77 Ordinary 176 176 6-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.80 Ordinary 1,905 1,905 7-Sep-2022 Vanguard Investments Australia Ltd. BUY 89.41 Ordinary 3,168 3,168 8-Sep-2022 Vanguard Investments Australia Ltd. BUY 91.86 Ordinary 2,149 2,149 8-Sep-2022 Vanguard Investments Australia Ltd. BUY 91.86 Ordinary 22,913 22,913 8-Sep-2022 Vanguard Investments Australia Ltd. BUY 91.86 Ordinary 4,724 4,724 8-Sep-2022 Vanguard Investments Australia Ltd. BUY 91.86 Ordinary 1,590 1,590 9-Sep-2022 Vanguard Investments Australia Ltd. BUY 94.36 Ordinary 7,675 7,675 12-Sep-2022 Vanguard Investments Australia Ltd. BUY 96.04 Ordinary 1,535 1,535 12-Sep-2022 Vanguard Investments Australia Ltd. BUY 96.04 Ordinary 421 421 13-Sep-2022 Vanguard Investments Australia Ltd. BUY 96.75 Ordinary 2,120 2,120 13-Sep-2022 Vanguard Investments Australia Ltd. BUY 96.75 Ordinary 1,060 1,060 14-Sep-2022 Vanguard Investments Australia Ltd. BUY 94.83 Ordinary 1,590 1,590 15-Sep-2022 Vanguard Investments Australia Ltd. BUY 94.64 Ordinary 1,584 1,584 16-Sep-2022 Vanguard Investments Australia Ltd. BUY 92.45 Ordinary 30,666 30,666 16-Sep-2022 Vanguard Investments Australia Ltd. BUY 92.45 Ordinary 9,919 9,919 16-Sep-2022 Vanguard Investments Australia Ltd. BUY 92.45 Ordinary 421 421 19-Sep-2022 Vanguard Investments Australia Ltd. BUY 92.39 Ordinary 1,525 1,525 20-Sep-2022 Vanguard Investments Australia Ltd. BUY 94.72 Ordinary 1,530 1,530 20-Sep-2022 Vanguard Investments Australia Ltd. BUY 94.72 Ordinary 1,584 1,584 23-Sep-2022 Vanguard Investments Australia Ltd. BUY 93.00 Ordinary 2,448 2,448 23-Sep-2022 Vanguard Investments Australia Ltd. BUY 93.00 Ordinary 6,120 6,120 26-Sep-2022 Vanguard Investments Australia Ltd. BUY 87.78 Ordinary 3,168 3,168 27-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.39 Ordinary 2,754 2,754 27-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.39 Ordinary 1,584 1,584 28-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.00 Ordinary 2,112 2,112 28-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.00 Ordinary 840 840 29-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.91 Ordinary 2,754 2,754 29-Sep-2022 Vanguard Investments Australia Ltd. BUY 90.91 Ordinary 2,112 2,112 30-Sep-2022 Vanguard Investments Australia Ltd. SELL 93.39 Ordinary (8,568) (8,568) 30-Sep-2022 Vanguard Investments Australia Ltd. SELL 93.39 Ordinary (8,194) (8,194) 30-Sep-2022 Vanguard Investments Australia Ltd. SELL 93.39 Ordinary (721) (721) 3-Oct-2022 Vanguard Investments Australia Ltd. BUY 93.10 Ordinary 6,020 6,020 3-Oct-2022 Vanguard Investments Australia Ltd. BUY 93.10 Ordinary 2,709 2,709 4-Oct-2022 Vanguard Investments Australia Ltd. BUY 95.97 Ordinary 1,551 1,551 5-Oct-2022 Vanguard Investments Australia Ltd. BUY 97.85 Ordinary 1,806 1,806 7-Oct-2022 Vanguard Investments Australia Ltd. BUY 96.67 Ordinary 1,034 1,034 11-Oct-2022 Vanguard Investments Australia Ltd. BUY 96.90 Ordinary 2,107 2,107 11-Oct-2022 Vanguard Investments Australia Ltd. BUY 96.90 Ordinary 2,068 2,068 11-Oct-2022 Vanguard Investments Australia Ltd. BUY 96.90 Ordinary 411 411 13-Oct-2022 Vanguard Investments Australia Ltd. BUY 95.64 Ordinary 2,068 2,068 14-Oct-2022 Vanguard Investments Australia Ltd. SELL 96.61 Ordinary (4,832) (4,832) 17-Oct-2022 Vanguard Investments Australia Ltd. BUY 94.14 Ordinary 1,505 1,505 18-Oct-2022 Vanguard Investments Australia Ltd. BUY 94.27 Ordinary 6,020 6,020 18-Oct-2022 Vanguard Investments Australia Ltd. BUY 94.27 Ordinary 1,034 1,034 19-Oct-2022 Vanguard Investments Australia Ltd. BUY 94.01 Ordinary 1,034 1,034 25-Oct-2022 Vanguard Investments Australia Ltd. BUY 91.32 Ordinary 6,644 6,644 25-Oct-2022 Vanguard Investments Australia Ltd. BUY 91.32 Ordinary 411 411 26-Oct-2022 Vanguard Investments Australia Ltd. BUY 91.86 Ordinary 1,812 1,812 26-Oct-2022 Vanguard Investments Australia Ltd. BUY 91.86 Ordinary 2,585 2,585 31-Oct-2022 Vanguard Investments Australia Ltd. BUY 88.20 Ordinary 4,530 4,530 Page 25 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 2-Nov-2022 Vanguard Investments Australia Ltd. BUY 92.63 Ordinary 2,107 2,107 3-Nov-2022 Vanguard Investments Australia Ltd. BUY 90.56 Ordinary 1,034 1,034 3-Nov-2022 Vanguard Investments Australia Ltd. BUY 90.56 Ordinary 1,034 1,034 9-Nov-2022 Vanguard Investments Australia Ltd. BUY 98.63 Ordinary 1,554 1,554 11-Nov-2022 Vanguard Investments Australia Ltd. BUY 102.63 Ordinary 1,036 1,036 14-Nov-2022 Vanguard Investments Australia Ltd. BUY 106.00 Ordinary 6,040 6,040 15-Nov-2022 Vanguard Investments Australia Ltd. BUY 106.42 Ordinary 1,038 1,038 16-Nov-2022 Vanguard Investments Australia Ltd. BUY 108.07 Ordinary 1,038 1,038 17-Nov-2022 Vanguard Investments Australia Ltd. BUY 106.15 Ordinary 1,040 1,040 17-Nov-2022 Vanguard Investments Australia Ltd. BUY 106.15 Ordinary 3,170 3,170 21-Nov-2022 Vanguard Investments Australia Ltd. SELL 103.93 Ordinary (9,090) (9,090) 21-Nov-2022 Vanguard Investments Australia Ltd. BUY 103.93 Ordinary 1,040 1,040 21-Nov-2022 Vanguard Investments Australia Ltd. BUY 103.93 Ordinary 1,040 1,040 22-Nov-2022 Vanguard Investments Australia Ltd. BUY 105.00 Ordinary 1,040 1,040 24-Nov-2022 Vanguard Investments Australia Ltd. BUY 106.47 Ordinary 4,545 4,545 28-Nov-2022 Vanguard Investments Australia Ltd. BUY 104.15 Ordinary 1,560 1,560 28-Nov-2022 Vanguard Investments Australia Ltd. BUY 104.15 Ordinary 414 414 29-Nov-2022 Vanguard Investments Australia Ltd. BUY 107.83 Ordinary 4,560 4,560 30-Nov-2022 Vanguard Investments Australia Ltd. BUY 109.62 Ordinary 399 399 2-Dec-2022 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary 1,040 1,040 5-Dec-2022 Vanguard Investments Australia Ltd. BUY 116.13 Ordinary 7,625 7,625 7-Dec-2022 Vanguard Investments Australia Ltd. BUY 115.50 Ordinary 1,560 1,560 7-Dec-2022 Vanguard Investments Australia Ltd. BUY 115.50 Ordinary 1,040 1,040 8-Dec-2022 Vanguard Investments Australia Ltd. BUY 114.50 Ordinary 2,080 2,080 12-Dec-2022 Vanguard Investments Australia Ltd. BUY 116.35 Ordinary 3,050 3,050 13-Dec-2022 Vanguard Investments Australia Ltd. BUY 114.10 Ordinary 4,575 4,575 13-Dec-2022 Vanguard Investments Australia Ltd. BUY 114.10 Ordinary 3,050 3,050 14-Dec-2022 Vanguard Investments Australia Ltd. SELL 114.67 Ordinary (8,845) (8,845) 14-Dec-2022 Vanguard Investments Australia Ltd. BUY 114.67 Ordinary 1,040 1,040 16-Dec-2022 Vanguard Investments Australia Ltd. SELL 114.55 Ordinary (5,331) (5,331) 16-Dec-2022 Vanguard Investments Australia Ltd. BUY 114.55 Ordinary 1,560 1,560 16-Dec-2022 Vanguard Investments Australia Ltd. SELL 114.55 Ordinary (23,130) (23,130) 16-Dec-2022 Vanguard Investments Australia Ltd. SELL 114.73 Ordinary (14,170) (14,170) 20-Dec-2022 Vanguard Investments Australia Ltd. BUY 113.22 Ordinary 3,050 3,050 20-Dec-2022 Vanguard Investments Australia Ltd. BUY 113.22 Ordinary 1,004 1,004 20-Dec-2022 Vanguard Investments Australia Ltd. BUY 113.22 Ordinary 417 417 21-Dec-2022 Vanguard Investments Australia Ltd. SELL 115.11 Ordinary (502) (502) 22-Dec-2022 Vanguard Investments Australia Ltd. SELL 114.81 Ordinary (5,490) (5,490) 22-Dec-2022 Vanguard Investments Australia Ltd. BUY 114.81 Ordinary 1,004 1,004 23-Dec-2022 Vanguard Investments Australia Ltd. SELL 115.43 Ordinary (3,660) (3,660) 23-Dec-2022 Vanguard Investments Australia Ltd. BUY 115.43 Ordinary 1,004 1,004 23-Dec-2022 Vanguard Investments Australia Ltd. BUY 115.43 Ordinary 1,004 1,004 28-Dec-2022 Vanguard Investments Australia Ltd. SELL 117.80 Ordinary (10,675) (10,675) 28-Dec-2022 Vanguard Investments Australia Ltd. BUY 117.80 Ordinary 502 502 29-Dec-2022 Vanguard Investments Australia Ltd. BUY 117.08 Ordinary 1,006 1,006 30-Dec-2022 Vanguard Investments Australia Ltd. SELL 116.41 Ordinary (11,883) (11,883) 30-Dec-2022 Vanguard Investments Australia Ltd. SELL 116.41 Ordinary (5,389) (5,389) 30-Dec-2022 Vanguard Investments Australia Ltd. SELL 116.41 Ordinary (224) (224) 3-Jan-2023 Vanguard Investments Australia Ltd. BUY 115.43 Ordinary 7,550 7,550 3-Jan-2023 Vanguard Investments Australia Ltd. BUY 115.43 Ordinary 994 994 3-Jan-2023 Vanguard Investments Australia Ltd. BUY 115.43 Ordinary 1,491 1,491 5-Jan-2023 Vanguard Investments Australia Ltd. BUY 116.80 Ordinary 1,491 1,491 13-Jan-2023 Vanguard Investments Australia Ltd. SELL 122.29 Ordinary (4,545) (4,545) 17-Jan-2023 Vanguard Investments Australia Ltd. BUY 120.67 Ordinary 994 994 18-Jan-2023 Vanguard Investments Australia Ltd. BUY 121.99 Ordinary 994 994 25-Jan-2023 Vanguard Investments Australia Ltd. BUY 126.50 Ordinary 413 413 30-Jan-2023 Vanguard Investments Australia Ltd. BUY 125.52 Ordinary 994 994 31-Jan-2023 Vanguard Investments Australia Ltd. SELL 126.64 Ordinary (1,783) (1,783) 1-Feb-2023 Vanguard Investments Australia Ltd. SELL 128.43 Ordinary (6,342) (6,342) 2-Feb-2023 Vanguard Investments Australia Ltd. BUY 125.43 Ordinary 1,491 1,491 2-Feb-2023 Vanguard Investments Australia Ltd. BUY 125.43 Ordinary 413 413 3-Feb-2023 Vanguard Investments Australia Ltd. SELL 122.94 Ordinary (4,832) (4,832) 3-Feb-2023 Vanguard Investments Australia Ltd. BUY 122.94 Ordinary 6,040 6,040 3-Feb-2023 Vanguard Investments Australia Ltd. BUY 122.94 Ordinary 1,491 1,491 7-Feb-2023 Vanguard Investments Australia Ltd. BUY 122.90 Ordinary 994 994 9-Feb-2023 Vanguard Investments Australia Ltd. BUY 123.85 Ordinary 994 994 10-Feb-2023 Vanguard Investments Australia Ltd. BUY 122.55 Ordinary 994 994 13-Feb-2023 Vanguard Investments Australia Ltd. SELL 122.32 Ordinary (6,120) (6,120) 13-Feb-2023 Vanguard Investments Australia Ltd. BUY 122.32 Ordinary 4,545 4,545 13-Feb-2023 Vanguard Investments Australia Ltd. BUY 122.32 Ordinary 2,485 2,485 15-Feb-2023 Vanguard Investments Australia Ltd. BUY 123.33 Ordinary 1,491 1,491 Page 26 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Feb-2023 Vanguard Investments Australia Ltd. BUY 123.68 Ordinary 2,485 2,485 16-Feb-2023 Vanguard Investments Australia Ltd. BUY 123.68 Ordinary 1,491 1,491 17-Feb-2023 Vanguard Investments Australia Ltd. BUY 124.26 Ordinary 4,848 4,848 20-Feb-2023 Vanguard Investments Australia Ltd. BUY 125.15 Ordinary 1,494 1,494 20-Feb-2023 Vanguard Investments Australia Ltd. BUY 125.15 Ordinary 413 413 21-Feb-2023 Vanguard Investments Australia Ltd. BUY 126.13 Ordinary 4,545 4,545 21-Feb-2023 Vanguard Investments Australia Ltd. SELL 126.13 Ordinary (18,180) (18,180) 22-Feb-2023 Vanguard Investments Australia Ltd. BUY 125.51 Ordinary 3,040 3,040 22-Feb-2023 Vanguard Investments Australia Ltd. BUY 125.51 Ordinary 1,497 1,497 23-Feb-2023 Vanguard Investments Australia Ltd. BUY 123.40 Ordinary 1,996 1,996 23-Feb-2023 Vanguard Investments Australia Ltd. SELL 123.40 Ordinary (415) (415) 24-Feb-2023 Vanguard Investments Australia Ltd. BUY 118.92 Ordinary 415 415 24-Feb-2023 Vanguard Investments Australia Ltd. BUY 118.92 Ordinary 415 415 27-Feb-2023 Vanguard Investments Australia Ltd. BUY 115.46 Ordinary 1,500 1,500 28-Feb-2023 Vanguard Investments Australia Ltd. BUY 116.73 Ordinary 1,500 1,500 28-Feb-2023 Vanguard Investments Australia Ltd. BUY 116.73 Ordinary 214 214 1-Mar-2023 Vanguard Investments Australia Ltd. BUY 119.63 Ordinary 4,560 4,560 1-Mar-2023 Vanguard Investments Australia Ltd. SELL 119.63 Ordinary (5,472) (5,472) 2-Mar-2023 Vanguard Investments Australia Ltd. BUY 124.44 Ordinary 1,503 1,503 2-Mar-2023 Vanguard Investments Australia Ltd. BUY 124.44 Ordinary 1,503 1,503 3-Mar-2023 Vanguard Investments Australia Ltd. BUY 126.43 Ordinary 3,978 3,978 6-Mar-2023 Vanguard Investments Australia Ltd. BUY 125.37 Ordinary 1,002 1,002 7-Mar-2023 Vanguard Investments Australia Ltd. BUY 125.00 Ordinary 1,506 1,506 7-Mar-2023 Vanguard Investments Australia Ltd. BUY 125.00 Ordinary 1,004 1,004 8-Mar-2023 Vanguard Investments Australia Ltd. BUY 124.88 Ordinary 151 151 9-Mar-2023 Vanguard Investments Australia Ltd. BUY 121.19 Ordinary 5,005 5,005 9-Mar-2023 Vanguard Investments Australia Ltd. BUY 121.23 Ordinary 630 630 10-Mar-2023 Vanguard Investments Australia Ltd. BUY 117.28 Ordinary 4,620 4,620 10-Mar-2023 Vanguard Investments Australia Ltd. BUY 117.28 Ordinary 3,036 3,036 13-Mar-2023 Vanguard Investments Australia Ltd. SELL 118.46 Ordinary (3,388) (3,388) 13-Mar-2023 Vanguard Investments Australia Ltd. BUY 118.46 Ordinary 1,012 1,012 14-Mar-2023 Vanguard Investments Australia Ltd. BUY 117.52 Ordinary 6,160 6,160 14-Mar-2023 Vanguard Investments Australia Ltd. BUY 117.52 Ordinary 3,036 3,036 14-Mar-2023 Vanguard Investments Australia Ltd. BUY 117.52 Ordinary 2,024 2,024 14-Mar-2023 Vanguard Investments Australia Ltd. BUY 117.52 Ordinary 421 421 15-Mar-2023 Vanguard Investments Australia Ltd. BUY 119.55 Ordinary 1,518 1,518 15-Mar-2023 Vanguard Investments Australia Ltd. BUY 119.55 Ordinary 421 421 16-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.73 Ordinary 6,160 6,160 16-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.73 Ordinary 2,024 2,024 17-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.80 Ordinary 33,258 33,258 17-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.80 Ordinary 128 128 17-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.80 Ordinary 1,518 1,518 17-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.80 Ordinary 19,161 19,161 20-Mar-2023 Vanguard Investments Australia Ltd. SELL 113.99 Ordinary (8,008) (8,008) 21-Mar-2023 Vanguard Investments Australia Ltd. BUY 115.10 Ordinary 4,620 4,620 21-Mar-2023 Vanguard Investments Australia Ltd. BUY 115.10 Ordinary 2,028 2,028 23-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.18 Ordinary 1,521 1,521 24-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.43 Ordinary 3,696 3,696 24-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.43 Ordinary 1,014 1,014 24-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.43 Ordinary 1,521 1,521 24-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.43 Ordinary 1,014 1,014 27-Mar-2023 Vanguard Investments Australia Ltd. BUY 113.75 Ordinary 1,521 1,521 28-Mar-2023 Vanguard Investments Australia Ltd. BUY 114.44 Ordinary 1,014 1,014 29-Mar-2023 Vanguard Investments Australia Ltd. BUY 115.18 Ordinary 507 507 30-Mar-2023 Vanguard Investments Australia Ltd. BUY 117.25 Ordinary 1,014 1,014 31-Mar-2023 Vanguard Investments Australia Ltd. SELL 120.14 Ordinary (253) (253) 3-Apr-2023 Vanguard Investments Australia Ltd. BUY 118.80 Ordinary 418 418 4-Apr-2023 Vanguard Investments Australia Ltd. BUY 117.74 Ordinary 4,590 4,590 4-Apr-2023 Vanguard Investments Australia Ltd. BUY 117.74 Ordinary 3,018 3,018 5-Apr-2023 Vanguard Investments Australia Ltd. BUY 116.63 Ordinary 22,760 22,760 5-Apr-2023 Vanguard Investments Australia Ltd. BUY 116.63 Ordinary 2,012 2,012 13-Apr-2023 Vanguard Investments Australia Ltd. BUY 120.86 Ordinary 503 503 14-Apr-2023 Vanguard Investments Australia Ltd. BUY 120.94 Ordinary 1,006 1,006 17-Apr-2023 Vanguard Investments Australia Ltd. BUY 121.25 Ordinary 418 418 18-Apr-2023 Vanguard Investments Australia Ltd. BUY 121.84 Ordinary 16,350 16,350 26-Apr-2023 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary 3,018 3,018 28-Apr-2023 Vanguard Investments Australia Ltd. BUY 112.25 Ordinary 1,509 1,509 2-May-2023 Vanguard Investments Australia Ltd. BUY 111.14 Ordinary 3,070 3,070 2-May-2023 Vanguard Investments Australia Ltd. BUY 111.14 Ordinary 418 418 3-May-2023 Vanguard Investments Australia Ltd. BUY 108.77 Ordinary 2,763 2,763 3-May-2023 Vanguard Investments Australia Ltd. BUY 108.77 Ordinary 14,896 14,896 Page 27 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 4-May-2023 Vanguard Investments Australia Ltd. BUY 110.14 Ordinary 1,006 1,006 4-May-2023 Vanguard Investments Australia Ltd. BUY 110.14 Ordinary 2,012 2,012 10-May-2023 Vanguard Investments Australia Ltd. BUY 110.92 Ordinary 2,016 2,016 10-May-2023 Vanguard Investments Australia Ltd. BUY 110.92 Ordinary 419 419 11-May-2023 Vanguard Investments Australia Ltd. BUY 109.01 Ordinary 2,464 2,464 12-May-2023 Vanguard Investments Australia Ltd. BUY 107.96 Ordinary 2,464 2,464 15-May-2023 Vanguard Investments Australia Ltd. BUY 108.96 Ordinary 2,535 2,535 15-May-2023 Vanguard Investments Australia Ltd. BUY 108.96 Ordinary 1,014 1,014 15-May-2023 Vanguard Investments Australia Ltd. BUY 109.11 Ordinary 2,868 2,868 19-May-2023 Vanguard Investments Australia Ltd. BUY 109.42 Ordinary 2,028 2,028 25-May-2023 Vanguard Investments Australia Ltd. BUY 105.40 Ordinary 1,521 1,521 31-May-2023 Vanguard Investments Australia Ltd. BUY 107.00 Ordinary 1,521 1,521 31-May-2023 Vanguard Investments Australia Ltd. SELL 107.00 Ordinary (232) (232) 1-Jun-2023 Vanguard Investments Australia Ltd. SELL 107.42 Ordinary (8,289) (8,289) 1-Jun-2023 Vanguard Investments Australia Ltd. BUY 107.42 Ordinary 3,070 3,070 1-Jun-2023 Vanguard Investments Australia Ltd. BUY 107.42 Ordinary 1,521 1,521 1-Jun-2023 Vanguard Investments Australia Ltd. BUY 107.42 Ordinary 3,042 3,042 6-Jun-2023 Vanguard Investments Australia Ltd. SELL 111.33 Ordinary (6,447) (6,447) 7-Jun-2023 Vanguard Investments Australia Ltd. BUY 111.63 Ordinary 2,149 2,149 7-Jun-2023 Vanguard Investments Australia Ltd. BUY 111.63 Ordinary 1,521 1,521 9-Jun-2023 Vanguard Investments Australia Ltd. BUY 114.58 Ordinary 2,456 2,456 15-Jun-2023 Vanguard Investments Australia Ltd. BUY 117.75 Ordinary 2,763 2,763 15-Jun-2023 Vanguard Investments Australia Ltd. BUY 117.75 Ordinary 417 417 16-Jun-2023 Vanguard Investments Australia Ltd. SELL 118.00 Ordinary (5,085) (5,085) 16-Jun-2023 Vanguard Investments Australia Ltd. SELL 118.00 Ordinary (15,551) (15,551) 16-Jun-2023 Vanguard Investments Australia Ltd. SELL 118.00 Ordinary (39,170) (39,170) 22-Jun-2023 Vanguard Investments Australia Ltd. BUY 114.39 Ordinary 974 974 22-Jun-2023 Vanguard Investments Australia Ltd. BUY 114.39 Ordinary 1,461 1,461 23-Jun-2023 Vanguard Investments Australia Ltd. BUY 113.13 Ordinary 1,461 1,461 26-Jun-2023 Vanguard Investments Australia Ltd. BUY 112.74 Ordinary 2,464 2,464 26-Jun-2023 Vanguard Investments Australia Ltd. BUY 112.74 Ordinary 974 974 27-Jun-2023 Vanguard Investments Australia Ltd. BUY 114.64 Ordinary 2,772 2,772 27-Jun-2023 Vanguard Investments Australia Ltd. BUY 114.64 Ordinary 1,948 1,948 29-Jun-2023 Vanguard Investments Australia Ltd. BUY 114.46 Ordinary 1,952 1,952 29-Jun-2023 Vanguard Investments Australia Ltd. BUY 114.46 Ordinary 417 417 30-Jun-2023 Vanguard Investments Australia Ltd. SELL 114.69 Ordinary (323) (323) 3-Jul-2023 Vanguard Investments Australia Ltd. BUY 115.49 Ordinary 4,896 4,896 4-Jul-2023 Vanguard Investments Australia Ltd. SELL 114.15 Ordinary (19,890) (19,890) 5-Jul-2023 Vanguard Investments Australia Ltd. SELL 114.15 Ordinary (3,060) (3,060) 5-Jul-2023 Vanguard Investments Australia Ltd. SELL 114.15 Ordinary (15,300) (15,300) 5-Jul-2023 Vanguard Investments Australia Ltd. BUY 114.15 Ordinary 964 964 6-Jul-2023 Vanguard Investments Australia Ltd. BUY 112.58 Ordinary 15,213 15,213 6-Jul-2023 Vanguard Investments Australia Ltd. BUY 112.58 Ordinary 482 482 7-Jul-2023 Vanguard Investments Australia Ltd. BUY 111.75 Ordinary 3,060 3,060 7-Jul-2023 Vanguard Investments Australia Ltd. BUY 111.75 Ordinary 1,446 1,446 10-Jul-2023 Vanguard Investments Australia Ltd. BUY 110.48 Ordinary 5,202 5,202 10-Jul-2023 Vanguard Investments Australia Ltd. BUY 110.48 Ordinary 2,892 2,892 12-Jul-2023 Vanguard Investments Australia Ltd. BUY 113.75 Ordinary 1,928 1,928 12-Jul-2023 Vanguard Investments Australia Ltd. BUY 113.75 Ordinary 410 410 13-Jul-2023 Vanguard Investments Australia Ltd. BUY 117.20 Ordinary 410 410 13-Jul-2023 Vanguard Investments Australia Ltd. BUY 117.20 Ordinary 410 410 14-Jul-2023 Vanguard Investments Australia Ltd. SELL 119.02 Ordinary (410) (410) 17-Jul-2023 Vanguard Investments Australia Ltd. BUY 117.85 Ordinary 11,974 11,974 19-Jul-2023 Vanguard Investments Australia Ltd. BUY 116.01 Ordinary 3,060 3,060 19-Jul-2023 Vanguard Investments Australia Ltd. SELL 116.01 Ordinary (2,410) (2,410) 20-Jul-2023 Vanguard Investments Australia Ltd. BUY 116.43 Ordinary 1,530 1,530 21-Jul-2023 Vanguard Investments Australia Ltd. BUY 116.78 Ordinary 3,374 3,374 24-Jul-2023 Vanguard Investments Australia Ltd. BUY 115.25 Ordinary 2,448 2,448 26-Jul-2023 Vanguard Investments Australia Ltd. SELL 120.81 Ordinary (1,928) (1,928) 28-Jul-2023 Vanguard Investments Australia Ltd. BUY 116.62 Ordinary 964 964 31-Jul-2023 Vanguard Investments Australia Ltd. BUY 117.07 Ordinary 964 964 3-Aug-2023 Vanguard Investments Australia Ltd. BUY 113.88 Ordinary 2,448 2,448 4-Aug-2023 Vanguard Investments Australia Ltd. BUY 114.83 Ordinary 1,446 1,446 8-Aug-2023 Vanguard Investments Australia Ltd. BUY 113.46 Ordinary 1,446 1,446 9-Aug-2023 Vanguard Investments Australia Ltd. BUY 112.85 Ordinary 3,060 3,060 9-Aug-2023 Vanguard Investments Australia Ltd. BUY 112.85 Ordinary 964 964 10-Aug-2023 Vanguard Investments Australia Ltd. BUY 109.65 Ordinary 3,070 3,070 11-Aug-2023 Vanguard Investments Australia Ltd. BUY 109.00 Ordinary 964 964 14-Aug-2023 Vanguard Investments Australia Ltd. BUY 106.52 Ordinary 1,446 1,446 16-Aug-2023 Vanguard Investments Australia Ltd. BUY 103.65 Ordinary 3,070 3,070 16-Aug-2023 Vanguard Investments Australia Ltd. BUY 103.65 Ordinary 14,933 14,933 Page 28 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Aug-2023 Vanguard Investments Australia Ltd. BUY 103.65 Ordinary 2,456 2,456 16-Aug-2023 Vanguard Investments Australia Ltd. BUY 103.65 Ordinary 2,420 2,420 16-Aug-2023 Vanguard Investments Australia Ltd. BUY 103.65 Ordinary 1,452 1,452 16-Aug-2023 Vanguard Investments Australia Ltd. BUY 104.40 Ordinary 3,526 3,526 16-Aug-2023 Vanguard Investments Australia Ltd. BUY 103.65 Ordinary 189 189 17-Aug-2023 Vanguard Investments Australia Ltd. BUY 104.77 Ordinary 3,070 3,070 17-Aug-2023 Vanguard Investments Australia Ltd. BUY 104.77 Ordinary 968 968 18-Aug-2023 Vanguard Investments Australia Ltd. BUY 105.69 Ordinary 3,070 3,070 18-Aug-2023 Vanguard Investments Australia Ltd. BUY 105.69 Ordinary 968 968 21-Aug-2023 Vanguard Investments Australia Ltd. BUY 104.82 Ordinary 968 968 22-Aug-2023 Vanguard Investments Australia Ltd. BUY 105.32 Ordinary 26,095 26,095 22-Aug-2023 Vanguard Investments Australia Ltd. BUY 105.32 Ordinary 1,936 1,936 23-Aug-2023 Vanguard Investments Australia Ltd. BUY 107.84 Ordinary 8,596 8,596 23-Aug-2023 Vanguard Investments Australia Ltd. BUY 107.84 Ordinary 13,508 13,508 23-Aug-2023 Vanguard Investments Australia Ltd. BUY 107.84 Ordinary 3,070 3,070 23-Aug-2023 Vanguard Investments Australia Ltd. BUY 107.84 Ordinary 1,228 1,228 23-Aug-2023 Vanguard Investments Australia Ltd. BUY 107.84 Ordinary 3,388 3,388 23-Aug-2023 Vanguard Investments Australia Ltd. SELL 107.84 Ordinary (1,452) (1,452) 25-Aug-2023 Vanguard Investments Australia Ltd. BUY 107.90 Ordinary 3,070 3,070 25-Aug-2023 Vanguard Investments Australia Ltd. BUY 107.90 Ordinary 1,452 1,452 30-Aug-2023 Vanguard Investments Australia Ltd. BUY 112.23 Ordinary 8,289 8,289 30-Aug-2023 Vanguard Investments Australia Ltd. BUY 112.23 Ordinary 3,070 3,070 31-Aug-2023 Vanguard Investments Australia Ltd. BUY 112.40 Ordinary 3,967 3,967 4-Sep-2023 Vanguard Investments Australia Ltd. BUY 117.12 Ordinary 974 974 6-Sep-2023 Vanguard Investments Australia Ltd. BUY 115.98 Ordinary 4,312 4,312 6-Sep-2023 Vanguard Investments Australia Ltd. BUY 115.98 Ordinary 974 974 7-Sep-2023 Vanguard Investments Australia Ltd. BUY 113.10 Ordinary 976 976 7-Sep-2023 Vanguard Investments Australia Ltd. BUY 113.10 Ordinary 549 549 8-Sep-2023 Vanguard Investments Australia Ltd. BUY 111.17 Ordinary 976 976 8-Sep-2023 Vanguard Investments Australia Ltd. BUY 111.17 Ordinary 416 416 11-Sep-2023 Vanguard Investments Australia Ltd. BUY 112.40 Ordinary 1,236 1,236 11-Sep-2023 Vanguard Investments Australia Ltd. BUY 112.40 Ordinary 978 978 12-Sep-2023 Vanguard Investments Australia Ltd. BUY 114.11 Ordinary 3,090 3,090 12-Sep-2023 Vanguard Investments Australia Ltd. BUY 114.11 Ordinary 1,467 1,467 14-Sep-2023 Vanguard Investments Australia Ltd. BUY 115.45 Ordinary 4,017 4,017 15-Sep-2023 Vanguard Investments Australia Ltd. BUY 118.91 Ordinary 11,462 11,462 15-Sep-2023 Vanguard Investments Australia Ltd. BUY 118.91 Ordinary 6,109 6,109 19-Sep-2023 Vanguard Investments Australia Ltd. BUY 118.54 Ordinary 3,090 3,090 20-Sep-2023 Vanguard Investments Australia Ltd. BUY 117.03 Ordinary 1,467 1,467 21-Sep-2023 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary 3,708 3,708 21-Sep-2023 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary 1,956 1,956 22-Sep-2023 Vanguard Investments Australia Ltd. BUY 114.57 Ordinary 6,180 6,180 22-Sep-2023 Vanguard Investments Australia Ltd. BUY 114.57 Ordinary 2,934 2,934 25-Sep-2023 Vanguard Investments Australia Ltd. SELL 113.18 Ordinary (5,253) (5,253) 25-Sep-2023 Vanguard Investments Australia Ltd. BUY 113.18 Ordinary 1,470 1,470 26-Sep-2023 Vanguard Investments Australia Ltd. BUY 110.90 Ordinary 3,080 3,080 26-Sep-2023 Vanguard Investments Australia Ltd. BUY 110.90 Ordinary 1,470 1,470 27-Sep-2023 Vanguard Investments Australia Ltd. BUY 111.05 Ordinary 2,472 2,472 27-Sep-2023 Vanguard Investments Australia Ltd. BUY 111.05 Ordinary 1,956 1,956 28-Sep-2023 Vanguard Investments Australia Ltd. BUY 112.40 Ordinary 1,236 1,236 28-Sep-2023 Vanguard Investments Australia Ltd. BUY 112.40 Ordinary 1,467 1,467 29-Sep-2023 Vanguard Investments Australia Ltd. BUY 113.55 Ordinary 3,708 3,708 29-Sep-2023 Vanguard Investments Australia Ltd. SELL 113.55 Ordinary (8,209) (8,209) 29-Sep-2023 Vanguard Investments Australia Ltd. BUY 113.55 Ordinary 834 834 29-Sep-2023 Vanguard Investments Australia Ltd. SELL 113.55 Ordinary (698) (698) 2-Oct-2023 Vanguard Investments Australia Ltd. BUY 114.84 Ordinary 3,952 3,952 2-Oct-2023 Vanguard Investments Australia Ltd. BUY 114.84 Ordinary 1,440 1,440 3-Oct-2023 Vanguard Investments Australia Ltd. BUY 112.80 Ordinary 9,120 9,120 3-Oct-2023 Vanguard Investments Australia Ltd. BUY 112.80 Ordinary 3,360 3,360 4-Oct-2023 Vanguard Investments Australia Ltd. BUY 113.62 Ordinary 4,575 4,575 4-Oct-2023 Vanguard Investments Australia Ltd. BUY 113.62 Ordinary 2,880 2,880 5-Oct-2023 Vanguard Investments Australia Ltd. BUY 111.91 Ordinary 2,880 2,880 6-Oct-2023 Vanguard Investments Australia Ltd. BUY 113.19 Ordinary 2,745 2,745 9-Oct-2023 Vanguard Investments Australia Ltd. BUY 113.20 Ordinary 4,575 4,575 12-Oct-2023 Vanguard Investments Australia Ltd. BUY 114.85 Ordinary 3,050 3,050 13-Oct-2023 Vanguard Investments Australia Ltd. BUY 114.74 Ordinary 1,440 1,440 17-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.11 Ordinary 610 610 17-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.11 Ordinary 1,525 1,525 18-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.41 Ordinary 610 610 18-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.41 Ordinary 1,920 1,920 19-Oct-2023 Vanguard Investments Australia Ltd. BUY 115.47 Ordinary 3,050 3,050 Page 29 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 19-Oct-2023 Vanguard Investments Australia Ltd. BUY 115.47 Ordinary 2,135 2,135 20-Oct-2023 Vanguard Investments Australia Ltd. BUY 114.62 Ordinary 3,050 3,050 20-Oct-2023 Vanguard Investments Australia Ltd. BUY 114.62 Ordinary 2,880 2,880 23-Oct-2023 Vanguard Investments Australia Ltd. BUY 111.85 Ordinary 2,400 2,400 25-Oct-2023 Vanguard Investments Australia Ltd. BUY 116.27 Ordinary 3,660 3,660 25-Oct-2023 Vanguard Investments Australia Ltd. BUY 116.27 Ordinary 3,050 3,050 25-Oct-2023 Vanguard Investments Australia Ltd. BUY 116.27 Ordinary 3,360 3,360 26-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.67 Ordinary 1,525 1,525 26-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.67 Ordinary 3,965 3,965 26-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.67 Ordinary 1,011 1,011 27-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.73 Ordinary 16,400 16,400 30-Oct-2023 Vanguard Investments Australia Ltd. BUY 118.30 Ordinary 2,400 2,400 30-Oct-2023 Vanguard Investments Australia Ltd. BUY 118.30 Ordinary 960 960 30-Oct-2023 Vanguard Investments Australia Ltd. BUY 118.30 Ordinary 2,194 2,194 31-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.58 Ordinary 3,050 3,050 31-Oct-2023 Vanguard Investments Australia Ltd. BUY 117.58 Ordinary 2,880 2,880 1-Nov-2023 Vanguard Investments Australia Ltd. BUY 120.44 Ordinary 3,050 3,050 2-Nov-2023 Vanguard Investments Australia Ltd. BUY 121.76 Ordinary 3,050 3,050 2-Nov-2023 Vanguard Investments Australia Ltd. BUY 121.76 Ordinary 4,800 4,800 7-Nov-2023 Vanguard Investments Australia Ltd. BUY 121.81 Ordinary 3,050 3,050 8-Nov-2023 Vanguard Investments Australia Ltd. BUY 119.37 Ordinary 416 416 9-Nov-2023 Vanguard Investments Australia Ltd. BUY 120.12 Ordinary 7,736 7,736 9-Nov-2023 Vanguard Investments Australia Ltd. BUY 119.70 Ordinary 2,788 2,788 9-Nov-2023 Vanguard Investments Australia Ltd. BUY 120.12 Ordinary 962 962 9-Nov-2023 Vanguard Investments Australia Ltd. BUY 120.12 Ordinary 169 169 14-Nov-2023 Vanguard Investments Australia Ltd. BUY 122.14 Ordinary 3,274 3,274 14-Nov-2023 Vanguard Investments Australia Ltd. BUY 122.49 Ordinary 2,410 2,410 15-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.61 Ordinary 3,060 3,060 15-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.61 Ordinary 418 418 16-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.50 Ordinary 3,717 3,717 17-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.62 Ordinary 3,672 3,672 17-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.62 Ordinary 6,120 6,120 17-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.62 Ordinary 1,530 1,530 20-Nov-2023 Vanguard Investments Australia Ltd. SELL 125.00 Ordinary (1,224) (1,224) 22-Nov-2023 Vanguard Investments Australia Ltd. BUY 127.76 Ordinary 1,530 1,530 22-Nov-2023 Vanguard Investments Australia Ltd. BUY 127.76 Ordinary 1,932 1,932 24-Nov-2023 Vanguard Investments Australia Ltd. BUY 126.80 Ordinary 3,060 3,060 24-Nov-2023 Vanguard Investments Australia Ltd. BUY 126.80 Ordinary 483 483 28-Nov-2023 Vanguard Investments Australia Ltd. BUY 124.88 Ordinary 1,449 1,449 29-Nov-2023 Vanguard Investments Australia Ltd. BUY 124.58 Ordinary 3,050 3,050 29-Nov-2023 Vanguard Investments Australia Ltd. BUY 124.58 Ordinary 3,864 3,864 30-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.04 Ordinary 966 966 30-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.04 Ordinary 50 50 30-Nov-2023 Vanguard Investments Australia Ltd. BUY 125.04 Ordinary 828 828 1-Dec-2023 Vanguard Investments Australia Ltd. BUY 124.91 Ordinary 1,932 1,932 6-Dec-2023 Vanguard Investments Australia Ltd. BUY 126.45 Ordinary 2,440 2,440 7-Dec-2023 Vanguard Investments Australia Ltd. BUY 127.76 Ordinary 2,415 2,415 11-Dec-2023 Vanguard Investments Australia Ltd. BUY 128.90 Ordinary 3,040 3,040 15-Dec-2023 Vanguard Investments Australia Ltd. BUY 132.86 Ordinary 114,195 114,195 15-Dec-2023 Vanguard Investments Australia Ltd. BUY 132.86 Ordinary 2,415 2,415 15-Dec-2023 Vanguard Investments Australia Ltd. BUY 132.86 Ordinary 1,932 1,932 15-Dec-2023 Vanguard Investments Australia Ltd. BUY 132.86 Ordinary 7,327 7,327 19-Dec-2023 Vanguard Investments Australia Ltd. BUY 134.24 Ordinary 426 426 20-Dec-2023 Vanguard Investments Australia Ltd. BUY 134.37 Ordinary 3,624 3,624 21-Dec-2023 Vanguard Investments Australia Ltd. BUY 134.40 Ordinary 35,636 35,636 21-Dec-2023 Vanguard Investments Australia Ltd. BUY 134.40 Ordinary 9,289 9,289 22-Dec-2023 Vanguard Investments Australia Ltd. SELL 134.40 Ordinary (3,926) (3,926) 22-Dec-2023 Vanguard Investments Australia Ltd. BUY 134.40 Ordinary 1,560 1,560 3-Jan-2024 Vanguard Investments Australia Ltd. SELL 134.72 Ordinary (2,064) (2,064) 4-Jan-2024 Vanguard Investments Australia Ltd. BUY 134.50 Ordinary 1,800 1,800 5-Jan-2024 Vanguard Investments Australia Ltd. BUY 132.36 Ordinary 3,900 3,900 5-Jan-2024 Vanguard Investments Australia Ltd. BUY 132.36 Ordinary 423 423 8-Jan-2024 Vanguard Investments Australia Ltd. BUY 131.52 Ordinary 900 900 8-Jan-2024 Vanguard Investments Australia Ltd. BUY 131.52 Ordinary 1,500 1,500 9-Jan-2024 Vanguard Investments Australia Ltd. BUY 131.90 Ordinary 1,922 1,922 10-Jan-2024 Vanguard Investments Australia Ltd. BUY 128.90 Ordinary 3,300 3,300 10-Jan-2024 Vanguard Investments Australia Ltd. BUY 128.90 Ordinary 1,800 1,800 11-Jan-2024 Vanguard Investments Australia Ltd. BUY 128.40 Ordinary 600 600 12-Jan-2024 Vanguard Investments Australia Ltd. BUY 129.15 Ordinary 1,548 1,548 15-Jan-2024 Vanguard Investments Australia Ltd. BUY 128.32 Ordinary 423 423 16-Jan-2024 Vanguard Investments Australia Ltd. BUY 126.66 Ordinary 2,100 2,100 Page 30 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Jan-2024 Vanguard Investments Australia Ltd. BUY 126.66 Ordinary 2,082 2,082 17-Jan-2024 Vanguard Investments Australia Ltd. SELL 126.54 Ordinary (1,800) (1,800) 17-Jan-2024 Vanguard Investments Australia Ltd. BUY 126.54 Ordinary 1,548 1,548 19-Jan-2024 Vanguard Investments Australia Ltd. BUY 128.00 Ordinary 1,853 1,853 22-Jan-2024 Vanguard Investments Australia Ltd. BUY 128.03 Ordinary 3,000 3,000 31-Jan-2024 Vanguard Investments Australia Ltd. BUY 132.92 Ordinary 3,000 3,000 1-Feb-2024 Vanguard Investments Australia Ltd. BUY 132.29 Ordinary 2,461 2,461 2-Feb-2024 Vanguard Investments Australia Ltd. BUY 132.00 Ordinary 1,032 1,032 5-Feb-2024 Vanguard Investments Australia Ltd. BUY 129.12 Ordinary 1,548 1,548 7-Feb-2024 Vanguard Investments Australia Ltd. BUY 129.61 Ordinary 1,548 1,548 8-Feb-2024 Vanguard Investments Australia Ltd. BUY 129.28 Ordinary 2,620 2,620 9-Feb-2024 Vanguard Investments Australia Ltd. SELL 129.87 Ordinary (13,455) (13,455) 12-Feb-2024 Vanguard Investments Australia Ltd. BUY 128.93 Ordinary 2,990 2,990 13-Feb-2024 Vanguard Investments Australia Ltd. BUY 129.00 Ordinary 2,517 2,517 16-Feb-2024 Vanguard Investments Australia Ltd. BUY 128.96 Ordinary 2,476 2,476 20-Feb-2024 Vanguard Investments Australia Ltd. BUY 128.04 Ordinary 2,068 2,068 21-Feb-2024 Vanguard Investments Australia Ltd. BUY 125.80 Ordinary 4,200 4,200 21-Feb-2024 Vanguard Investments Australia Ltd. BUY 125.04 Ordinary 2,249 2,249 21-Feb-2024 Vanguard Investments Australia Ltd. BUY 125.80 Ordinary 1,036 1,036 22-Feb-2024 Vanguard Investments Australia Ltd. BUY 124.36 Ordinary 1,554 1,554 23-Feb-2024 Vanguard Investments Australia Ltd. BUY 124.40 Ordinary 4,500 4,500 26-Feb-2024 Vanguard Investments Australia Ltd. BUY 122.58 Ordinary 3,348 3,348 27-Feb-2024 Vanguard Investments Australia Ltd. BUY 123.13 Ordinary 1,038 1,038 29-Feb-2024 Vanguard Investments Australia Ltd. BUY 123.78 Ordinary 2,080 2,080 5-Mar-2024 Vanguard Investments Australia Ltd. BUY 124.77 Ordinary 1,563 1,563 5-Mar-2024 Vanguard Investments Australia Ltd. BUY 124.77 Ordinary 852 852 7-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.62 Ordinary 1,572 1,572 7-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.70 Ordinary 14,851 14,851 7-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.90 Ordinary 2,905 2,905 7-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.62 Ordinary 493 493 11-Mar-2024 Vanguard Investments Australia Ltd. BUY 115.59 Ordinary 2,096 2,096 12-Mar-2024 Vanguard Investments Australia Ltd. BUY 115.35 Ordinary 1,048 1,048 13-Mar-2024 Vanguard Investments Australia Ltd. BUY 116.95 Ordinary 1,572 1,572 14-Mar-2024 Vanguard Investments Australia Ltd. BUY 119.19 Ordinary 2,416 2,416 14-Mar-2024 Vanguard Investments Australia Ltd. BUY 119.19 Ordinary 6,644 6,644 15-Mar-2024 Vanguard Investments Australia Ltd. BUY 116.95 Ordinary 44,164 44,164 15-Mar-2024 Vanguard Investments Australia Ltd. BUY 116.95 Ordinary 1,572 1,572 19-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.39 Ordinary 3,050 3,050 19-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.39 Ordinary 3,050 3,050 20-Mar-2024 Vanguard Investments Australia Ltd. BUY 121.30 Ordinary 1,572 1,572 22-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.56 Ordinary 1,525 1,525 22-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.56 Ordinary 1,572 1,572 26-Mar-2024 Vanguard Investments Australia Ltd. BUY 121.41 Ordinary 2,440 2,440 26-Mar-2024 Vanguard Investments Australia Ltd. BUY 121.41 Ordinary 1,572 1,572 27-Mar-2024 Vanguard Investments Australia Ltd. BUY 120.93 Ordinary 3,144 3,144 28-Mar-2024 Vanguard Investments Australia Ltd. BUY 121.76 Ordinary 3,040 3,040 28-Mar-2024 Vanguard Investments Australia Ltd. SELL 121.76 Ordinary (15,121) (15,121) 2-Apr-2024 Vanguard Investments Australia Ltd. SELL 122.59 Ordinary (8,154) (8,154) 2-Apr-2024 Vanguard Investments Australia Ltd. BUY 122.59 Ordinary 2,064 2,064 2-Apr-2024 Vanguard Investments Australia Ltd. BUY 122.59 Ordinary 146 146 3-Apr-2024 Vanguard Investments Australia Ltd. BUY 123.06 Ordinary 1,208 1,208 3-Apr-2024 Vanguard Investments Australia Ltd. BUY 123.06 Ordinary 516 516 4-Apr-2024 Vanguard Investments Australia Ltd. BUY 121.81 Ordinary 3,322 3,322 5-Apr-2024 Vanguard Investments Australia Ltd. BUY 120.55 Ordinary 2,416 2,416 5-Apr-2024 Vanguard Investments Australia Ltd. SELL 120.55 Ordinary (1,812) (1,812) 8-Apr-2024 Vanguard Investments Australia Ltd. BUY 121.76 Ordinary 2,114 2,114 8-Apr-2024 Vanguard Investments Australia Ltd. BUY 121.76 Ordinary 2,416 2,416 9-Apr-2024 Vanguard Investments Australia Ltd. BUY 125.36 Ordinary 1,548 1,548 10-Apr-2024 Vanguard Investments Australia Ltd. SELL 127.75 Ordinary (10,570) (10,570) 11-Apr-2024 Vanguard Investments Australia Ltd. BUY 128.24 Ordinary 2,064 2,064 15-Apr-2024 Vanguard Investments Australia Ltd. BUY 132.55 Ordinary 2,064 2,064 17-Apr-2024 Vanguard Investments Australia Ltd. BUY 128.72 Ordinary 2,064 2,064 19-Apr-2024 Vanguard Investments Australia Ltd. SELL 129.52 Ordinary (7,248) (7,248) 19-Apr-2024 Vanguard Investments Australia Ltd. BUY 129.52 Ordinary 1,548 1,548 22-Apr-2024 Vanguard Investments Australia Ltd. BUY 129.78 Ordinary 2,064 2,064 23-Apr-2024 Vanguard Investments Australia Ltd. SELL 129.57 Ordinary (2,727) (2,727) 23-Apr-2024 Vanguard Investments Australia Ltd. BUY 129.57 Ordinary 2,064 2,064 23-Apr-2024 Vanguard Investments Australia Ltd. BUY 129.57 Ordinary 1,032 1,032 26-Apr-2024 Vanguard Investments Australia Ltd. BUY 130.85 Ordinary 2,064 2,064 29-Apr-2024 Vanguard Investments Australia Ltd. BUY 130.98 Ordinary 11,895 11,895 29-Apr-2024 Vanguard Investments Australia Ltd. BUY 130.98 Ordinary 2,727 2,727 Page 31 of 32

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 29-Apr-2024 Vanguard Investments Australia Ltd. BUY 130.98 Ordinary 1,548 1,548 1-May-2024 Vanguard Investments Australia Ltd. BUY 129.32 Ordinary 1,212 1,212 1-May-2024 Vanguard Investments Australia Ltd. BUY 129.32 Ordinary 909 909 1-May-2024 Vanguard Investments Australia Ltd. BUY 129.32 Ordinary 303 303 1-May-2024 Vanguard Investments Australia Ltd. BUY 129.32 Ordinary 1,548 1,548 2-May-2024 Vanguard Investments Australia Ltd. BUY 129.10 Ordinary 2,424 2,424 3-May-2024 Vanguard Investments Australia Ltd. BUY 129.24 Ordinary 1,032 1,032 7-May-2024 Vanguard Investments Australia Ltd. BUY 131.71 Ordinary 1,034 1,034 8-May-2024 Vanguard Investments Australia Ltd. BUY 130.20 Ordinary 2,585 2,585 9-May-2024 Vanguard Investments Australia Ltd. SELL 130.23 Ordinary (2,727) (2,727) 9-May-2024 Vanguard Investments Australia Ltd. BUY 130.49 Ordinary 3,786 3,786 9-May-2024 Vanguard Investments Australia Ltd. BUY 130.22 Ordinary 180 180 10-May-2024 Vanguard Investments Australia Ltd. BUY 130.02 Ordinary 1,554 1,554 13-May-2024 Vanguard Investments Australia Ltd. BUY 129.04 Ordinary 8,755 8,755 13-May-2024 Vanguard Investments Australia Ltd. BUY 130.30 Ordinary 3,189 3,189 14-May-2024 Vanguard Investments Australia Ltd. BUY 128.12 Ordinary 427 427 17-May-2024 Vanguard Investments Australia Ltd. BUY 132.15 Ordinary 1,560 1,560 20-May-2024 Vanguard Investments Australia Ltd. BUY 135.87 Ordinary 1,520 1,520 21-May-2024 Vanguard Investments Australia Ltd. BUY 134.09 Ordinary 1,560 1,560 23-May-2024 Vanguard Investments Australia Ltd. BUY 133.50 Ordinary 1,216 1,216 24-May-2024 Vanguard Investments Australia Ltd. BUY 132.50 Ordinary 2,600 2,600 27-May-2024 Vanguard Investments Australia Ltd. BUY 131.69 Ordinary 3,040 3,040 28-May-2024 Vanguard Investments Australia Ltd. BUY 131.62 Ordinary 3,952 3,952 28-May-2024 Vanguard Investments Australia Ltd. BUY 131.62 Ordinary 3,040 3,040 29-May-2024 Vanguard Investments Australia Ltd. BUY 129.66 Ordinary 1,560 1,560 29-May-2024 Vanguard Investments Australia Ltd. BUY 129.66 Ordinary 2,600 2,600 29-May-2024 Vanguard Investments Australia Ltd. BUY 129.66 Ordinary 520 520 29-May-2024 Vanguard Investments Australia Ltd. BUY 129.66 Ordinary 2,080 2,080 30-May-2024 Vanguard Investments Australia Ltd. BUY 127.66 Ordinary 2,432 2,432 30-May-2024 Vanguard Investments Australia Ltd. BUY 127.66 Ordinary 1,824 1,824 30-May-2024 Vanguard Investments Australia Ltd. BUY 127.66 Ordinary 3,040 3,040 30-May-2024 Vanguard Investments Australia Ltd. BUY 127.66 Ordinary 520 520 31-May-2024 Vanguard Investments Australia Ltd. BUY 128.96 Ordinary 2,080 2,080 31-May-2024 Vanguard Investments Australia Ltd. BUY 128.96 Ordinary 2,080 2,080 31-May-2024 Vanguard Investments Australia Ltd. BUY 128.95 Ordinary 444 444 31-May-2024 Vanguard Investments Australia Ltd. BUY 128.96 Ordinary 917 917 3-Jun-2024 Vanguard Investments Australia Ltd. BUY 128.52 Ordinary 435 435 4-Jun-2024 Vanguard Investments Australia Ltd. BUY 127.47 Ordinary 1,525 1,525 5-Jun-2024 Vanguard Investments Australia Ltd. BUY 125.60 Ordinary 1,525 1,525 5-Jun-2024 Vanguard Investments Australia Ltd. BUY 125.60 Ordinary 1,560 1,560 11-Jun-2024 Vanguard Investments Australia Ltd. BUY 122.91 Ordinary 3,965 3,965 12-Jun-2024 Vanguard Investments Australia Ltd. BUY 121.04 Ordinary 305 305 12-Jun-2024 Vanguard Investments Australia Ltd. BUY 121.04 Ordinary 2,600 2,600 12-Jun-2024 Vanguard Investments Australia Ltd. BUY 121.04 Ordinary 3,120 3,120 13-Jun-2024 Vanguard Investments Australia Ltd. BUY 120.62 Ordinary 3,660 3,660 13-Jun-2024 Vanguard Investments Australia Ltd. BUY 120.62 Ordinary 1,040 1,040 14-Jun-2024 Vanguard Investments Australia Ltd. BUY 120.20 Ordinary 2,440 2,440 17-Jun-2024 Vanguard Investments Australia Ltd. BUY 118.16 Ordinary 2,600 2,600 18-Jun-2024 Vanguard Investments Australia Ltd. BUY 119.26 Ordinary 1,830 1,830 18-Jun-2024 Vanguard Investments Australia Ltd. BUY 119.26 Ordinary 1,560 1,560 19-Jun-2024 Vanguard Investments Australia Ltd. BUY 119.21 Ordinary 3,060 3,060 20-Jun-2024 Vanguard Investments Australia Ltd. BUY 119.67 Ordinary 2,088 2,088 20-Jun-2024 Vanguard Investments Australia Ltd. BUY 119.67 Ordinary 3,132 3,132 21-Jun-2024 Vanguard Investments Australia Ltd. BUY 120.25 Ordinary 31,388 31,388 21-Jun-2024 Vanguard Investments Australia Ltd. BUY 120.25 Ordinary 3,259 3,259 21-Jun-2024 Vanguard Investments Australia Ltd. BUY 120.25 Ordinary 303,879 303,879 Vanguard Personalized Indexing Management RECEIVE Ordinary 986 986 This is Annexure A of 32 pages referred to in Form 604, Notice of change of interest of substantial holder. Signature: Name: Shawn Acker Capacity: Compliance Manager Date: 3 July 2024 Page 32 of 32